SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Summary of FY2007 Business Report

All financial information contained in this document (including the attached financial statements) have been prepared accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ business performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates;

3.	Joint development, marketing and use of facilities and computer system with the Affiliates; and

4.	Activities ancillary to the above items, for which authorization, permission or approval is not required under the relevant laws and regulations.

(3)	All activities directly or indirectly related to the items listed above.

b.	Scope of Business of Subsidiaries

(1)	Woori Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(2)	Kwangju Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(3)	Kyongnam Bank

1.	Primary Businesses

•	Banking business

•	Ancillary business

2.	Supplementary Businesses

•	Trust business

•	Credit card business

•	Other authorized businesses

(4)	Woori Investment & Securities

1.	Securities dealing;

2.	Consignment sales of securities;

3.	Brokering and/or proxy transactions of securities;

4.	Underwriting of securities;

5.	Offering of securities;

6.	Conscription for securities sales;

7.	Brokering of securities in domestic and overseas securities markets;

8.	Credit services related to securities trading;

9.	Securities-backed loans;

10.	Lending of securities;

11.	Securities saving services;

12.	Rating of securities and equity stakes;

13.	Payment guarantees for principal and interests of corporate bonds;

14.	Trustee services for bond offerings;

15.	Trading and brokering of marketable certificates of deposits;

16.	Lottery sales;

17.	Real estate leasing;

18.	Lending of securities, and related brokerage, arrangement and agency services;

19.	Trading of leased securities and related brokerage, arrangement and agency services;

20.	Depositary of securities;

21.	Asset management and trustee services for securitization specialty companies under asset securitization regulations;

22.	Securities dealing in the ECN market;

23.	Underwriting, brokerage and agency services for securities issued on a private placement basis;

24.	Leasing and sales of IT systems and software related to securities business;

25.	Advertisement in the form of electronic document through communication network;

26.	Other businesses and activities related to the items listed above; and

27.	Other businesses approved by relevant regulatory agencies.

(5)	Woori Credit Suisse Asset Management

1.	Creation/cancellation of investment trusts;

2.	Management of investment trust assets;

3.	Management of mutual funds;

4.	Sales and redemption of indirect investment securities;

5.	Investment advisory;

6.	Investment executions;

7.	Administration of invested companies;

8.	Futures trading;

9.	Call trading;

10.	Bill purchases;

11.	Domestic and global economy and capital markets research;

12.	Securities dealing;

13.	Publishing investment related books;

14.	Real estate leasing;

15.	Other activities approved by the Indirect Investment Asset Management Business Act; and

16.	Other businesses and activities related to the items listed above.

(6)	Woori Financial

1.	Rental business in connection with facilities, machineries, construction equipment, automobiles, ships, aircrafts, real estate and their rights;

2.	Yearly installment sales;

3.	Installment finance;

4.	New technology business finance;

5.	Credit and collateralized loans;

6.	Bill discounting;

7.	Acquisitioning, management and collection of account receivables;

8.	Acquisition of receivable of, or related Securities issued by, other finance or leasing companies relating to businesses listed in (1) through (7) above;

9.	Payment guarantee business;

10.	Securitized asset management under asset securitization regulations;

11.	Credit review and related activities in connection with businesses listed in (1) through (10) above;

12.	Real estate rental business;

13.	Corporate restructuring SPC business in accordance with the Industry Development Act;

14.	General partner of private equity funds investing in new technologies;

15.	Rental business for leased goods;

16.	Other businesses and activities related to the items listed above.

(7)	Woori Finance Information System

1.	Development, distribution and management of computer systems;

2.	Consulting services in computer installation and usage;

3.	Distribution, brokerage and lease of computer systems;

4.	Maintenance of computer-related equipment;

5.	Publication and distribution of IT-related reports and books;

6.	Educational services related to computer usage;

7.	Research and outsourcing information processing services;

8.	Internet-related businesses;

9.	Information processing, telecommunications and information distribution services;

10.	Manufacturing and distribution of audio-visual media;

11.	Information-processing operations and service systems; and

12.	All activities directly or indirectly related to the items listed above.

(8)	Woori F&I

1.	Purchase and disposition of ABSs, issued primarily to securitize distressed assets, pursuant to the Asset Securitization Law;

2.	Purchase and disposition of asset management companies that had been initially set up to manage distressed assets pursuant to the Asset securitization Law;

3.	Purchase and disposition of troubled assets;

4.	Investment activity with respect to indirect investment instruments under the Indirect Investment Asset Management Business Act and other investment activity with respect to other securities, bonds or similar financial assets under the Corporate Restructuring Promotion Act; and

5.	All businesses or activities directly or indirectly related to the businesses listed in 1 and 4.

(9)	Woori Third Asset Securitization Specialty Co., Ltd.

1.	Transfer, management and disposition of the securities and other assets (the “securitized assets”) and all rights related to the securitized asset of Hanvit Bank (now Woori Bank) and Kyongnam Bank pursuant to the Asset Securitization Law;

2.	Offering and redemption of the securitized assets;

3.	Preparation and registration of asset securitization plans to the Financial Supervisory Service;

4.	Execution of agreements required for the asset securitization plan;

5.	Provisional borrowing and other similar procedures for ABS redemption;

6.	Investment of surplus funds; and

7.	Other activities related to the items listed above.

(10)	Woori Private Equity

1.	Private equity business;

2.	Other activities approved by the Indirect Investment Asset Management Business Act; and

3.	Other activities related to the items listed above.

c.	Anticipated Business Expansion

In order to enter the insurance industry, Woori Finance Holdings formed a consortium with AVIVA to acquire a 91.65% stake in LIG Life Insurance, and subsequently entered into a purchase agreement on January 31, 2008. Woori Finance Holdings will acquire 51.0% of the outstanding shares of LIG Life Insurance for approximately Won 76.3 billion, and add LIG Life Insurance as its subsidiary. Woori Finance Holdings plans to re-launch LIG Life Insurance as Woori Aviva Life Insurance on April 1, 2008, which will focus on providing comprehensive financial services to Woori Group customers by offering tailored products to meet their insurance demands.

(1)	Scope of business

1.	Development and operation of personal insurance and reinsurance products, including life insurance, accident insurance, disease insurance and pension insurance; and

2.	Asset management using the following methods:

•	Acquisition and use of government bonds, municipal bonds, stocks, debentures and bonds issued by entities established by special law

•	Acquisition and use of real estate

•	Loan services and discount of commercial notes

•	Savings with financial institutions

•	Placing of cash and securities in trusts

•	Other methods in accordance with insurance-related regulations

3.	Other insurance activities or other business activities permitted under insurance-related regulations

2.	History of the Company

a.	Company History

(1)	Background: From the establishment and major developments.

March 24, 2001	Official approval from the Financial Supervisory Service for Woori Finance Holdings Co., Ltd.

March 27, 2001	Incorporated as Woori Finance Holdings Co., Ltd. (Total Capital: Won 3.6 trillion)

April 2, 2001	Official launch of Woori Finance Holdings

July 16, 2001	Issued bonds with warrants

September 1, 2001	Hanaro Merchant Bank’s name changed to Woori Merchant Bank

September 29, 2001	Woori Finance Information System incorporated as a subsidiary

December 3, 2001	Woori Asset Management incorporated as a subsidiary

December 3, 2001	Woori First Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 26, 2001	Woori Second Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

December 31, 2001	Spin-off and merger of Peace Bank; Launch of Woori Credit Card

March 15, 2002	Woori Third Asset Securitization Specialty Co., Ltd. incorporated as a subsidiary

March 29, 2002	Woori Investment Trust Management incorporated as a subsidiary

May 20, 2002	Hanvit Bank’s name changed to Woori Bank

June 11, 2002	Capital increase through public offering (Total capital: Won 3.8 trillion)

June 24, 2002	Listed on the Korea Stock Exchange

July 29, 2002	Woori Securities incorporated as a subsidiary

September 5, 2002	Executed strategic investment agreement with Lehman Brothers with respect to the management of distressed assets

December 23, 2002	Purchase and acquisition agreement with the credit card division of Kwangju Bank

July 31, 2003	Woori Merchant Bank merged into Woori Bank

September 29, 2003	Listing on the New York Stock Exchange

December 12, 2003	Liquidation of Woori LB First Asset Securitization Specialty Co., Ltd.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	Incorporated LG Investment Trust Management from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

*	On January 31, 2008, we entered into a stock purchase agreement to acquire LIG Life Insurance, which will be re-launched as Woori Aviva Life Insurance in April 2008

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	KDIC

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	10 companies
Kwangju Bank
Kyongnam Bank
Woori Finance Information System
Woori F & I
Woori Third Asset Securitization Specialty
Woori CS Asset Management
Woori Investment & Securities
Woori Private Equity
Woori Financial

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	19 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
ZAO Woori Bank
Woori Bank (China) Limited

Woori SB Asset Management	Woori F&I
Woori F&I Fifth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.

Woori Private Equity Fund	Woori Private Equity

Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars First Private Hoesa
Mars Second Private Hoesa
Woori Investment Asia Pte. Ltd.

* On March 5, 2007, Mars Second Private Hoesa, with KRW 31,500 million paid-in-capital, was included as our 2nd tier subsidiary. Woori Investment & Securities, which owns a 4.76% stake, is its general partner.

* On March 27, 2007, Nexbi Tech, a subsidiary of Woori Finance Information System, was removed from our list of 2nd tier subsidiaries as the company performed a second capital reduction (the first capital reduction was held in Oct. 18, 2006), liquidating all the shares held by Woori Finance Information System.

* On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

* On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

* On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

* On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share, which is owned by a related party of Woori Bank in order to comply with Russian regulation on single shareholder limitations.

* On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—

2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—

2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494

2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—

2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—

2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—

2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—

2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—

2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis

2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—

2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—

2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—

2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—

2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—

2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Anticipated Changes in Capital

Not applicable

c.	Convertible Bonds

All issued convertible bonds have been converted as of the date of this report.

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of December 31, 2007	(units: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,560	2,560
Free float shares	806,012,780	806,012,780

b.	Capital and Price per Share

As of December 31, 2007	(units: Won, shares)

Type		Capital			Price per share
		Capital	Par value of issued shares	Par value of free float shares	Par value per share	Capital ÷ number of shares issued	Capital ÷ free float shares
Registered	Common Stock	4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000
Total		4,030,076,700,000	4,030,076,700,000	4,030,063,900,000	5,000	5,000	5,000

c.	Treasury Stock

As of December 31, 2007	(units: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 189-2	Common
	Preferred
Direct purchase other than the conditions under Sub-section 1, section 189-2	Common	2,555	5			2,560
	Preferred
Subtotal	Common	2,555	5			2,560
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,555	5			2,560
	Preferred

* Woori Financial Holdings acquired additional treasury shares in respect of fractional shares resulting from share exchange for Woori Securities.

d.	Status of Employee Stock Option Program

(units: shares)

Type of stock	Type of Stock	Beginning Balance (2007.01.01)	Ending Balance (2007.12.31)
Employee Account

Employee Union Account	Common stock	41,403	0

5.	Voting Rights

As of December 31, 2007	(units: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under the Securities & Exchange Law	—	17,529	Treasury stock: 2,560 Stock held by Woori I&S: 29 Mutually held stock by BC Card: 14,940
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	805,997,811
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

(Non-consolidated)	(Unit: Won)

Items		2007	2006	2005
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		2,031,194	2,029,319	1,688,221
Earnings per share (Won)		2,520	2,518	2,099
Profit available for dividend distribution (Won in Millions)		6,362,583	5,017,365	3,514,715
Total cash payout (Won in Millions)		201,503	483,608	322,405
Total stock dividends (Won in Millions)		—	—	—
Propensity to cash dividends (%)		9.92	23.83	19.10
Cash dividend yield (%)	Common Shares	1.29	2.71	1.98
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	250	600	400
	Preferred Shares	—	—	—
Stock dividend per share (Won)	Common Shares	—	—	—
	Preferred Shares	—	—	—

II.	Description of Business

1.	Business Overview

a.	Organizational Chart

As of 2007. 12. 31

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of operations

(1)	Source of Funds

(units: millions of Won)

Items	2007	2006	2005
Shareholders’ Equity	13,152,077	11,933,072	9,717,364
Capital	4,030,076	4,030,076	4,030,076
Capital Surplus	84,488	84,488	84,488
Retained Earnings	7,145,883	5,597,546	3,891,963
Capital Adjustments	1,891,629	2,220,962	1,710,836
Borrowings	2,129,288	1,860,449	2,314,419
Debentures	2,116,679	1,847,591	2,296,203
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	12,609	12,858	18,216
Total	15,281,364	13,793,521	12,031,783

(2)	Use of Funds

(units: millions of Won)

Items	2007	2006	2005
Subsidiary Stock	15,152,420	13,591,413	11,751,678
Woori Bank	12,286,663	11,297,882	9,695,213
Kyongnam Bank	923,555	794,984	694,275
Kwangju Bank	726,256	630,995	561,330
Woori Financial Information System	10,080	11,245	11,903
Woori F&I	144,746	124,874	114,017
Woori 3rd Asset Securitization Specialty	1,885	24,317	—
Woori Investment & Securities	735,983	649,355	604,543
Woori CS Asset Management (formerly Woori Asset Management)	49,895	47,655	60,600
Woori Private Equity	11,949	10,106	9,797
Woori Financial	261,408	—	—
Investment Securities	—	—	—
Loan Obligations	—	49,750	109,450
Tangible Assets	438	630	119
Intangible Assets	20	30	35
Cash	32,502	89,724	104,072
Other Assets	95,985	61,974	66,428
Total	15,281,365	13,793,521	12,031,783

c.	Transactions related to Commission Fees

(units: millions of Won)

Category	2007	2006	2005
Commission Revenue (A)	0	0	0
Commission Expense (B)	5,916	7,613	6,641
Commission Profit (A-B)	-5,916	-7,613	-6,641

3.	Other Information Relevant to Investment Decisions

a.	BIS Ratio

(units: millions of Won)

Items	2007	2006	2005
Total Capital (A)	20,102,976	—	—
Risk weighted assets (B)	174,367,585	—	—
BIS Ratio (A/B)	11.53%	—	—

b.	Credit ratings for the past three years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2003.11.13		BBB	R&I (AAA ~ C)	Periodic evaluation
2003.12.04	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2003.12.04	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.2.6		BBB	Fitch Rating (AAA ~ D)	Case evaluation
2004.3.11		BBB-	S&P (AAA ~ D)	Case evaluation
2004.5.27		Baa3	Moody’s (Aaa ~ C)	Case evaluation
2004.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2004.6.9	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2004.7.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2004.11.15	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.7		BBB	S&P (AAA ~ D)	Case evaluation
2005.6.9	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.6.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2005.9.16	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2005.9.20	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2005.10.24		BBB+	Fitch Rating (AAA ~ D)	Case evaluation
2006.08.10		Baa2	Moody’s (Aaa ~ C)	Case evaluation
2006.09.07		Baa1	Moody’s (Aaa ~ C)	Case evaluation
2007.05.07		A2	Moody’s (Aaa ~ C)	Case evaluation
2007.08.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.08.17	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2007.11.27	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation

c.	Won-denominated Current Ratio

(units: millions of Won)

Items	2007	2006	2005
Current Assets (A)	32,874	117,037	111,091
Current Liabilities (B)	12,207	12,496	18,216
Current Ratio (A/B)	269.30%	936.60%	609.85%

* Current ratio

= assets with maturity of less than 3 months

    liabilities with maturity of less than 3 months

d.	Foreign Currency-denominated Current Ratio

(units: millions of Won)

Items	2007	2006	2005
Current Assets (A)	—	—	—
Current Liabilities (B)	—	—	—
Current Ratio (A/B)	—	—	—

* Current ratio

= assets with maturity of less than 3 months

    liabilities with maturity of less than 3 months

e.	Debt Ratio

(units: millions of Won)

Items	2007	2006	2005
Liabilities (A)	2,129,288	1,860,448	2,314,418
Equity (B)	13,152,077	11,922,274	9,717,364
Debt Ratio (A/B)	16.19%	15.60%	23.80%

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

(units: millions of Won)

Items	2007	2006	2005	2004	2003
Cash and Due from Banks	14,984,541	10,674,977	11,224,015	6,530,065	6,471,855
Securities	48,228,254	46,313,960	37,693,090	29,175,271	27,006,678
Loans	167,635,411	140,854,505	106,937,970	91,482,647	86,077,297
Tangible Assets	2,638,774	2,561,391	2,472,727	2,410,106	2,253,714
Other Assets	16,133,343	11,592,497	6,215,046	7,003,875	6,958,176
Total Assets	249,620,323	211,997,330	164,542,848	136,601,964	128,767,720
Deposits	146,583,312	129,022,868	107,087,990	92,148,907	89,049,625
Borrowings	66,040,316	54,134,339	37,116,858	27,910,757	25,008,773
Other Liabilities	21,889,695	15,415,318	9,233,038	7,837,020	9,011,022
Total Liabilities	234,513,323	198,572,525	153,437,886	127,896,684	123,069,420
Common Stock	4,030,077	4,030,077	4,030,077	3,982,278	3,877,525
Consolidated Capital Surplus	188,237	187,955	142,608	170,960	57,844
Consolidated Capital Adjustment	-55,812	-55,854	-52,485	-94,843	51,715
Consolidated Other Comprehensive Income	1,843,686	2,173,342	1,705,194	1,060,800	363,254
Consolidated Retained Earnings	7,145,883	5,601,869	3,896,255	2,333,145	1,152,053
Minority Interest	1,954,929	1,487,416	1,383,313	1,252,940	195,909
Total Stockholder’s Equity	15,107,000	13,424,805	11,104,962	8,705,280	5,698,300
Operating Revenue	26,650,125	19,895,975	14,564,520	13,542,554	10,696,247
Operating Income	3,037,349	2,748,368	2,004,494	1,137,600	57,719
Net Profit before Tax	3,044,904	2,913,712	2,145,704	1,192,574	231,062
Aggregated Net Profit	2,201,994	2,189,207	1,833,521	1,261,052	52,374
Net Profit for Majority Shareholders	2,026,872	2,029,319	1,688,221	1,261,925	56,279
Net Profit for Minority Shareholders	175,122	159,888	145,300	-873	-3,905
No. of Companies Consolidated	30	24	21	24-	15

* 1. Accounts and numbers are presented in accordance with SKAS No. 24 and No. 25.

2.	Accounting Information

a.	Loan Loss Reserves

(1)	Loan Loss Reserves for the past three years by classification

(units: millions of Won)

Period	Item	Total Credits	Loan Loss Reserves	Provisioning Ratio
2007	Loans	—	—	—
	Total	—	—	—
2006	Loans	50,000	250	0.5%
	Total	50,000	250	0.5%
2005	Loans	110,000	550	0.5%
	Total	110,000	550	0.5%

(2)	Change in Loan Loss Reserves for the past three years

(units: millions of Won)

Item	2007	2006	2005
1. Initial loan loss reserves balance	250	550	1,098
2. Net credit costs	0	0	0
1) Write-offs	0	0	0
2) Recovery of written-off assets	0	0	0
3) Other changes	0	0	0
Recovery of credit costs	-250	-300	-548
Ending loan loss reserve balance	0	250	550

3.	Notes on Consolidated Financial Statements

(1)	Auditor’s opinion

Item	2007	2006	2005
Auditor	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)
Auditor’s Opinion	Unqualified Opinion	Unqualified Opinion	Unqualified Opinion

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

a.	Independent Auditor

2007	2006	2005
Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)	Anjin (Deloitte Anjin)

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: millions of Won, hours)

Year	Auditor	Activity	Compensation	Accrued Time (hrs)
2007	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	340	4,936
2006	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,210
2005	Anjin (Deloitte Anjin)	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	320	5,950

b.	Compensation for Services Other than the Audit

(units: in millions of won, unless otherwise indicated)

Year	Contract Date	Activity	Period	Comp.	Note
2007	2008.01.24	US GAAP and SOX Auditing	2007.12~2008.05	3,530	Deloitte Anjin
2006	2006.12.15	US GAAP and SOX Auditing	2006.12~2007.5	3,530	Deloitte Anjin
2005	2006.2.9	US GAAP Auditing	2005.12~2006.5	USD 1,950 thousand	Deloitte Anjin

V.	Corporate Governance and Affiliated Companies

1.	Overview of the Corporate Governance

a.	About the Board of Directors

(1)	Board of Directors

A.	Duties of Boards of Directors

1.	The Board of Directors shall consist of directors and shall determine the matters that are provided for as the authority of the Board of Directors under the relevant laws and regulations.

2.	The Board of Directors shall perform its duties set forth in the Rules for the Board of Directors for the purpose of enhancement of shareholders’ benefits.

B.	Information Regarding the Board of Directors

•	The following information was stated in the notice to the shareholders of the annual general meeting and details of the agenda filed in Korea on March 11 and 12, 2008

•	Third Resolution: Appointment of Non-Standing Directors to serve as Audit Committee Members

Name	Date of Birth	Term / Appointment	Career & Academic Background	Relationship with Largest Shareholder	Transactions with the Company in the Past Three Years
Pyoung Wan Har	Aug. 22, 1945	1 year / Re-appointment

- Current) Consultant of The Federation of Korean Industries

- Standing Audit Committee Member of Korean Exchange Bank

- Bachelor of Business Administration, Sungkyunkwan University

- Master of Business Administration, Yonsei University

				None	None

Kwang-Dong Kim	Jun. 12, 1948	1 year / Re-appointment

- Current) Professor of College of Economics & Business Administration, Cheongju University

- Ambassador of the Korean Embassy in the Federative Republic of Brazil

- Bachelor of Political Science and International Studies, Yonsei University

- Institut International d’Administration Publique

				None	None

Bong Soo Park	Dec. 24, 1948	1 year / Re-appointment

- Current) Executive Advisor at the Korea Institute for International Economics Policy

- Chief Director of Korea Technology Credit Guarantee Fund

- Bachelor of Business Administration, Seoul National University

- Master of Economics, George Washington University

				None	None

In Bong Ha	Jan. 30, 1950	1 year / Re-appointment

- Current) Professor of School of Economics and Trade, Kyungpook National University

- President of the Institute of Korean Business Administration and Economy

- Bachelor of Geology, Kyungpook National University

- Master of Economics, Kyungpook National University

- Ph.D. in Economics, University of Minnesota

				None	None

Myoung-Soo Choi	Aug. 5, 1957	1 year / Re-appointment	- Current) Director General of Fund Management & Planning Department at KDIC - President of Resolution & Finance Corporation - Bachelor of Economics, Kyonggi University	Employee	None

Min Joon Bang	Oct. 29, 1950	1 year / New appointment	- Current) Arbitration Commissioner of Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Korean Language and Literature, Seoul National University	None	None

Hi Taek Shin	Aug. 6, 1952	1 year / New appointment

- Current) Professor of College of Law, Seoul National University

- Lawyer, Kim & Chang Law Firm

- Bachelor of Laws, Seoul National University

- Master of Laws, Seoul National University

- J.S.D at Yale Law School

				None	None

C.	Appointment of Non-standing Directors

Pursuant to Article 42 of the Articles of Association and Article 5 of the non-standing director candidate nomination committee regulations, a non-standing director is appointed through the recommendation by the non-standing director candidate nomination committee of the candidates and the a resolution at a shareholders’ meeting.

* Article 42 (Committee)

1.	We currently have the following management committees serving under the board of directors:

(a)	BOD Management Committee

(b)	Management Compensation Committee

(c)	Risk Management Committee

(d)	Executive Management Committee

(e)	Ethics Management Committee

(f)	Non-standing Director Candidate Nomination Committee

(g)	MOU Review Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Nomination Committee

D.	Committees within Board of Directors

1.	Before March 28, 2008

Name	Position	Notes
BOD Management Committee	Byongwon Bahk Pyoung Wan Har Kwang-Dong Kim Bong-Soo Park Woon-Youl Choi	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees.

Management Compensation Committee	Pyoung Wan Har Bong-Soo Park Woon-Youl Choi	Non-standing director Woon-Youl Choi heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Byongwon Bahk Pyoung Wan Har Bong-Soo Park Woon-Youl Choi Inbong Ha Myoung-Soo Choi	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no fewer than three non-standing directors.

Executive Management Committee	Byongwon Bahk	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

Ethics Management Committee	Byongwon Bahk Kwang-Dong Kim Myoung-Soo Choi	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Non-standing Director Candidate Nomination Committee	Byongwon Bahk Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

MOU Review Committee	Byongwon Bahk Bong-Soo Park Woon-Youl Choi Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.

Audit Committee	Bong-Soo Park Woon-Youl Choi Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi	All non-standing directors are members of audit committee

Audit Committee Member Candidate Nomination Committee	Bong-Soo Park Woon-Youl Choi Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi	Non-standing director Pyoung Wan Har heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

2.	After March 28, 2008

Name	Position	Notes
BOD Management Committee	Byongwon Bahk Pyoung Wan Har Kwang-Dong Kim Bong-Soo Park Inbong Ha	Chairman/CEO Byongwon Bahk heads this committee consisting of the heads of the sub-committees.

Management Compensation Committee	Pyoung Wan Har Bong-Soo Park Hi Taek Shin	Non-standing director Pyoung Wan Har heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Byongwon Bahk Pyoung Wan Har Bong-Soo Park Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Byongwon Bahk heads this committee. The committee consists of the Chairman/CEO, CFO and no fewer than three non-standing directors.

Executive Management Committee	Byongwon Bahk	Chairman/CEO Byongwon Bahk heads the committee consisting of all executive directors.

Ethics Management Committee	Byongwon Bahk Kwang-Dong Kim Min Joon Bang Myoung-Soo Choi Inbong Ha	Non-standing director Kwang-Dong Kim heads this committee consisting of all executive directors and no fewer than two non-standing directors.

Non-standing Director Candidate Nomination Committee	Byongwon Bahk Pyoung Wan Har Kwang-Dong Kim Min Joon Bang Inbong Ha	Non-standing director Inbong Ha heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

MOU Review Committee	Byongwon Bahk Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Chairman/CEO Byongwon Bahk heads this committee consisting of the entire board of directors.

Audit Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	All non-standing directors are members of audit committee

Audit Committee Member Candidate Nomination Committee	Bong-Soo Park Pyoung Wan Har Kwang-Dong Kim Inbong Ha Myoung-Soo Choi Min Joon Bang Hi Taek Shin	Non-standing director Inbong Ha heads this committee consisting of the Chairman/CEO and no fewer than three non-standing directors.

E.	Stock Options

As of December 31, 2007	(units: Won, shares)

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing price
Byung Chul Yoon	Standing director	2002.12.04	Common	100,000	95,000	5,000	0	18,850

Kwang Woo Chun	Standing director	2002.12.04	Common	80,000	76,000	4,000	0	18,850

Euoo Sung Min	Standing director	2002.12.04	Common	80,000	0	80,000	0	18,850

Hwan Kyu Park	Non-standing dir.	2002.12.04	Common	40,000	0	2,000	38,000	18,850

Ki Chul Han	Non-standing dir.	2002.12.04	Common	30,000	18,500	1,500	10,000	18,850

Tae Ho Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Won Gihl Sohn	Non-standing dir.	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Nam Hong Cho	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,850

Sang Chul Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,850

Jae Woong Lee	Standing director	2002.12.04	Common	10,000	0	500	9,500	18,850

Gae Min Lee	Standing director	2002.12.04	Common	10,000	9,500	500	0	18,850

Kwang Sun Chung	Standing director	2002.12.04	Common	10,000	0	10,000	0	18,850

Hae-Seok Suh	Standing director	2002.12.04	Common	10,000	0	500	9,500	18,850

Duk Hoon Lee	Director of related company	2002.12.04	Common	80,000	76,000	4,000	0	18,850

Jong Wook Kim	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	18,850

Jin Kyu Park	Director of related company	2002.12.04	Common	45,000	42,750	2,250	0	18,850

Jong Ku Min	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,850

Jong Hwee Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Dong Myun Suh	Director of related company	2002.12.04	Common	30,000	0	1,500	28,500	18,850

Ki Shin Kim	Director of related company	2002.12.04	Common	30,000	18,000	1,500	10,500	18,850

Young Seok Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Byung Kil Choi	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Young Ho Park	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Tae Woong Chung	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Dong Chan Bae	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Dae Hwan Kim	Director of related company	2002.12.04	Common	10,000	9,500	500	0	18,850

Young Ha Kim	Director of related company	2002.12.04	Common	10,000	5,500	500	4,000	18,850

Young Yong Kim	Director of related company	2002.12.04	Common	10,000	3,500	500	6,000	18,850

Taik Su Han	Director of related company	2002.12.04	Common	10,000	9,500	500	0	18,850

Sang Im Park	Director of related company	2002.12.04	Common	10,000	0	500	9,500	18,850

Joon Ho Hahm	Director of related company	2002.12.04	Common	10,000	4,750	500	4,750	18,850

Joon Ho Lee	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Joo Sun Yeom	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,850

Ga Seok Chae	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,850

Sung Wook Park	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,850

Ki Seok Kim	Director of related company	2002.12.04	Common	5,000	0	250	4,750	18,850

Jae Ki Hong	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,850

Sam Su Pyo	Director of related company	2002.12.04	Common	40,000	38,000	2,000	0	18,850

Jung Rak Chun	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,850

Won Chul Hwang	Director of related company	2002.12.04	Common	20,000	11,000	1,000	8,000	18,850

Jong Hwee Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,850

Sung Hoo Kwak	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,850

Seok Hwan Lee	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,850

Seok Hee Hwang	Director of related company	2002.12.04	Common	40,000	0	40,000	0	18,850

Choong Wan Lee	Director of related company	2002.12.04	Common	35,000	0	35,000	0	18,850

Ki Sang Chung	Director of related company	2002.12.04	Common	30,000	0	30,000	0	18,850

Grantee	Relationship	Grant date	Type of stock	No. of granted options	Exercised options	Cancelled options	Exercisable options	Closing Price
Ki Joong Kim	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,850

Kwang Suh Koo	Director of related company	2002.12.04	Common	15,000	0	15,000	0	18,850

In Kee Baek	Director of related company	2002.12.04		30,000	28,500	1,500	0	18,850

Seung Yang Han	Director of related company	2002.12.04		15,000	0	15,000	0	18,850

Keun Soo Yook	Director of related company	2002.12.04		15,000	0	15,000	0	18,850

Ki Jong Chung	Director of related company	2002.12.04	Common	5,000	4,750	250	0	18,850

Hun Il Nam	Director of related company	2002.12.04	Common	30,000	10,500	1,500	18,000	18,850

Young Soo Kim	Director of related company	2002.12.04	Common	30,000	28,500	1,500	0	18,850

Jin Ho Yoon	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,850

Seok Koo Yoon	Director of related company	2002.12.04	Common	15,000	5,250	750	9,000	18,850

Ji Yeon Joo	Director of related company	2002.12.04	Common	15,000	14,250	750	0	18,850

Ho Hyun Lee	Director of related company	2002.12.04	Common	20,000	19,000	1,000	0	18,850

Chan Kook Chung	Director of related company	2002.12.04	Common	15,000	14,250	750	0	18,850

Duk Yoon Kim	Director of related company	2002.12.04	Common	15,000	12,250	750	2,000	18,850

Young Wook Kim	Director of related company	2002.12.04	Common	15,000	9,250	750	5,000	18,850

Dae Kyu Ko	Director of related company	2002.12.04	Common	15,000	10,250	750	4,000	18,850

Total	—	—	—	1,560,000	959,000	420,000	181,000	-

1.	Exercised options as of December 31, 2007

2.	Cancelled options reflect the deductions as stipulated in the stock option agreement for failure to meet the substandard and below loan ratio target.

3.	Exercise period: December 5, 2005 ~ December 4, 2008

4.	Exercise Price:

60% of granted = 11,921 Won {6,800*(1+Rate of return of the banking industry index)}

40% of granted = 6,800 Won

2.	Related Companies

*	Woori Finance Holdings’ stake in Woori Investment & Securities includes preferred shares.

3.	Investments in Other Companies

As of December 31, 2007	(units: thousands of shares, millions of Won, %)

Type	Name	Beginning Balance			Changes[1]		Ending Bal.			Latest Net Income [2]	Note (Equity Method Gain/Loss)
		Quantity	Share	Cost	Quantity	Cost	Quantity	Share	Cost
DOMESTIC	Woori Bank	635,957	100.0	11,297,882	—	988,781	635,957	100.0	12,286,663	1,777,544	1,727,999
	Kwangju Bank	44,080	99.9	630,995	—	95,261	44,080	99.9	726,256	112,617	115,542
	Kyongnam Bank	51,800	99.9	794,984	—	128,571	51,800	99.9	923,555	160,974	161,933
	Woori Finance Info Sys.	900	100.0	11,245	—	-1,165	900	100.0	10,080	261	937
	Woori F&I	2,000	100.0	124,874	—	19,872	2,000	100.0	144,746	39,918	40,001
	Woori 3rd SPC	2	100.0	24,317	—	-22,432	2	100.0	1,885	-141	-140
	Woori Investment & Securities (formerly LGIS)	46,325	35.0	649,355	—	86,628	46,325	35.0	735,983	213,765	97,977
	Woori CS Asset Management (formerly LGITM)	4,663	70.0	47,655	—	2,240	4,663	70.0	49,895	13,179	10,639
	Woori Private Equity	2,000	100.0	10,106		1,843	2,000	100.0	11,949	1,856	1,856
	Woori Financial	—	—	—	8,500	261,408	8,500	50.1	261,408	748	-9,017
	Foreign	—	—	—	—	—	—	—	—	—	—
	Total	787,727		13,591,413	8,500		796,227	—	15,152,420	2,320,721	2,147,727

1.	The changes in quantity and cost are calculated from the increase or decrease under the equity method.
2.	The latest net income is for the year ended December 31, 2007, except for Woori Credit Suisse Asset Management and Woori Investment & Securities for which the latest net income is for the year ended March 31, 2007. Woori Financial’s net income is calculated on a post-acquisition basis.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of Major Shareholders and Related Parties

As of December 31, 2007	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Major S/H	Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97	After - hours Trading
		Common	628,458,609	77.97	—	40,300,000	588,158,609	72.97
Total		Preferred			—	—	—	0
		Total	628,458,609	77.97	—	40,300,000	588,158,609	72.97

Major Shareholder: KDIC

b.	Share Ownership of More than 5%

As of December 31, 2007	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	588,158,609	72.97			588,158,609	72.97
Total		588,158,609	72.97			588,158,609	72.97

c.	Shareholder Distribution

As of December 31, 2007

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Total Minority Shareholders	56,271	99.99	198,688,575	24.65
Minority Shareholders (Companies)	1,242	2.21	165,459,649	20.53
Minority Shareholders (Individual)	55,029	97.79-	33,228,926	4.12
Major Shareholders	1	—	588,158,609	72.97
Main Shareholders	—	—	—	—
Total Other Shareholders	2	—	19,168,156	2.38
Others Shareholders (Companies)	1	—	19,155,960	2.38
Others Shareholders (Individual)	—	—	—	—
Others	1	—	12,196	—
Total	56,274	100.0	806,015,340	100.0

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		July	August	September	October	November	December
Ordinary Shares	High	25,250	23,300	21,450	22,000	18,750	19,850
	Low	23,850	21,100	20,350	18,850	16,500	17,150
Monthly Trade Volume		72,806,601	75,375,877	50,057,582	83,633,748	98,992,913	70,877,118

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADR)

Period		July	August	September	October	November	December
ADR	High	83.79	77.91	72.25	74.48	60.45	62.45
	Low	74.50	65.68	66.01	61.00	51.71	53.58
Monthly Trade Volume		277,700	234,600	250,300	247,100	316,100	511,600

VII.	Directors and Employee Information

1.	Directors

Position		Name	Common Stocks Owned (As of Dec. 31, 2007)	Note
Chairman and CEO	Registered	Byongwon Bahk	1,150
Senior Managing Director	Non-Registered	Seong Mok Park	—
Senior Managing Director	Non-Registered	Young-Gaeng Kim	—	Mr. Kim resigned as of Jan. 1, 2008 and joined Woori I&S as Senior Managing Director
Senior Managing Director	Non-Registered	Dongil Kim	—	Mr. Kim was newly appointed on April 25, 2007.
Non-standing Director	Registered	Pyoung Wan Har	760
Non-standing Director	Registered	Kwang-Dong Kim	160
Non-standing Director	Registered	Bong-Soo Park	760
Non-standing Director	Registered	Inbong Ha	1,210
Non-standing Director	Registered	Woon-Youl Choi	1,220	Mr. Choi resigned as of Mar. 27, 2008
Non-standing Director	Registered	Myoung-Soo Choi	—

*	Mr. Min Jon Bang and Mr. Hi Taek Shin were newly appointed as non-standing directors at the general shareholder’s meeting on Mar. 28, 2008

2.	Employee Status

As of December 31, 2007	(units: persons, thousands of Won)

Items	Staff				Average Tenure Years	Yearly Compensation	Average Compensation Per Person	Note
	Admin.	Manu.	Misc.	Total
Male	81	—	1	82	2 years and 5 months	3,583,212	43,697	—
Female	8	—	9	17	3 years and 6 months	435,764	25,633	—
Total	89	—	10	99	2 years and 7 months	4,018,976	40,595	—

3.	Labor Union Membership

Items	Details	Remarks
Total Membership Base	Deputy Director and below
Actual Members	21
Full-time Members	—
Associated Labor Union Group	—
Miscellaneous	—

4.	Number of Professional Personnel

Items	Number	Responsibilities	Remarks
CPA	3	Financial accounting

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(units: millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori F&I	Subsidiary	Other loan	50,000	—	50,000	—
Total			50,000	—	50,000	—

b.	Payment Transactions

(units: shares)

Name	Relation	Transactions of Payments
		Item	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	635,956,580	—	—	635,956,580
Kwangju Bank	Subsidiary	Common stock	44,080,000	—	—	44,080,000
Kyongnam Bank	Subsidiary	Common stock	51,800,000	—	—	51,800,000
Woori Finance Info Sys.	Subsidiary	Common Stock	900,000	—	—	900,000
Woori F&I	Subsidiary	Common Stock	2,000,000	—	—	2,000,000
Woori Third Asset Securitization Specialty	Subsidiary	Invested Shares	2,000	—	—	2,000
Woori Investment & Securities (formerly known as LG Investment & Securities)	Subsidiary	Common Stock	46,324,981	—	—	46,324,981
Woori CS Asset Management (formerly known as LG Investment Trust Management)	Subsidiary	Common Stock	4,663,400	—	—	4,663,400
Woori Private Equity	Subsidiary	Common Stock	2,000,000			2,000,000
Woori Financial	Subsidiary	Common Stock	—	8,499,955	—	8,499,955	Note
	Total		787,726,961	8,499,955	—	796,226,916

EXHIBIT A

FINANCIAL STATEMENTS

WOORI FINANCE HOLDINGS CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Audit. Tax. Consulting. Financial Advisory.

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years ended December 31, 2007 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Woori Investment Securities Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 6.1% ((Won)15,193 billion) and 6.1% ((Won)12,833 billion) of consolidated total assets as of December 31, 2007 and 2006, respectively, and total revenues constituting 11.6% ((Won)3,096 billion) and 14.8% ((Won) 2,839 billion) of consolidated total revenues for the years ended December 31, 2007 and 2006, respectively, and the financial statements of Woori Financial Co., Ltd., a consolidated subsidiary of the Company, which statements reflect total assets constituting 0.5% ((Won)1,154 billion) of consolidated total assets and total revenues constituting 0.6% ((Won)154 billion) of consolidated total revenues for the year ended December 31, 2007. The financial statements of Woori Investment Securities Co., Ltd. for the years ended December 31, 2007 and 2006 and Woori Financial Co., Ltd for the year ended December 31, 2007 were audited by other auditors, KPMG Samjong Accounting Corp., whose reports expressed unqualified opinions on those statements and have been furnished to us, and our opinion, insofar as it relates to the amounts included for Woori Investment Securities Co., Ltd. and Woori Financial Co., Ltd. are based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in shareholders’ equity and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 7, 2008

Notice to Readers

This report is effective as of March 7, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between this audit report date and the time the audit report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
ASSETS	2007		2006		2007		2006
	(In millions)				(In thousands)
Cash and due from banks (Notes 3, 18, 30, 32 and 33)	(Won)	14,984,541	(Won)	10,674,977	US$	15,971,585	US$	11,378,147
Trading securities (Notes 4, 7, 9, 11, 18 and 33)		16,228,419		12,869,717		17,297,398		13,717,456
Available-for-sale securities (Notes 5, 7, 9, 11, 18 and 33)		21,843,044		22,460,252		23,281,863		23,939,727
Held-to-maturity securities (Notes 6, 7, 9, 11, 18 and 33)		8,199,821		8,636,702		8,739,950		9,205,609
Market index funds (Notes 7 and 9)		1,397,878		2,164,637		1,489,958		2,307,223
Investments accounted for using the equity method of accounting (Notes 8, 9 and 33)		559,092		182,652		595,920		194,683
Loans, net of allowances for possible loan losses (Notes 12, 13, 32 and 33)		167,635,411		140,854,505		178,677,692		150,132,706
Fixed assets (Notes 14, 17, 18 and 33)		2,638,774		2,561,391		2,812,592		2,730,112
Other assets, net of present value discounts (Notes 16, 32 and 33)		16,133,343		11,592,497		17,196,059		12,356,104

	(Won)	249,620,323	(Won)	211,997,330	US$	266,063,017	US$	225,961,767

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Deposits (Notes 20, 32 and 33)	(Won)	146,583,312	(Won)	129,022,868	US$	156,238,874	US$	137,521,710
Borrowings (Notes 21, 32 and 33)		66,040,316		54,111,207		70,390,446		57,675,556
Other liabilities (Notes 22, 32 and 33)		21,889,695		15,438,450		23,331,587		16,455,393

		234,513,323		198,572,525		249,960,907		211,652,659

SHAREHOLDERS’ EQUITY
Capital stock (Note 24)		4,030,077		4,030,077		4,295,541		4,295,541
Capital surplus		188,237		187,955		200,636		200,336
Capital adjustments (Note 24)		(55,812)		(55,854)		(59,488)		(59,533)
Accumulated other comprehensive income (Note 29)		1,843,686		2,173,342		1,965,131		2,316,502
Retained earnings		7,145,883		5,601,869		7,616,588		5,970,869
Minority interests		1,954,929		1,487,416		2,083,702		1,585,393

		15,107,000		13,424,805		16,102,110		14,309,108

	(Won)	249,620,323	(Won)	211,997,330	US$	266,063,017	US$	225,961,767

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OPERATING REVENUE INTEREST INCOME (Note 32):
Interest on due from banks	(Won)	104,671	(Won)	62,635	US$	111,566	US$	66,761
Interest on trading securities		678,575		408,031		723,273		434,908
Interest on available-for-sale securities		913,049		624,750		973,192		665,903
Interest on held-to-maturity securities		429,207		468,106		457,479		498,940
Interest on loans		10,702,366		8,294,730		11,407,340		8,841,111
Other		187,919		104,413		200,297		111,291

		13,015,787		9,962,665		13,873,147		10,618,914

GAIN ON VALUATION AND DISPOSAL OF SECURITIES:
Gain on valuation of trading securities		79,439		64,879		84,672		69,153
Gain on disposal of trading securities		512,482		264,580		546,239		282,008
Gain on redemption of available-for-sale securities		8,037		5,543		8,566		5,908
Gain on disposal of available-for-sale securities		693,746		619,114		739,444		659,896
Recovery of loss on impairment of available-for-sale securities (Note 11)		77,465		15,118		82,568		16,114
Recovery of loss on impairment of held-to-maturity securities (Note 11)		1,544		16,069		1,646		17,127
Gain on valuation of market index funds		106,953		521,929		113,998		556,309
Gain on disposal of market index funds		709,255		1,001,525		755,974		1,067,496

		2,188,921		2,508,757		2,333,107		2,674,011

GAIN ON VALUATION AND DISPOSAL OF LOANS:
Reversal of allowances for possible loan losses (Note 12)		4,551		7,835		4,851		8,351
Gain on disposal of loans (Note 12)		23,342		13,098		24,879		13,961

		27,893		20,933		29,730		22,312

GAIN ON FOREIGN EXCHANGE:

Gain on foreign exchange		2,898,866		2,359,730		3,089,817		2,515,167

FEES (Note 32):
Commissions		1,689,039		1,414,475		1,800,297		1,507,648
Commissions received on credit cards		20,822		28,493		22,194		30,370
Guarantee fees		29,285		21,853		31,214		23,292
Other		35,761		30,370		38,117		32,370

		1,774,907		1,495,191		1,891,822		1,593,680

DIVIDENDS INCOME:
Dividends on trading securities		14,753		7,153		15,725		7,624
Dividends on available-for-sale securities		85,282		28,672		90,899		30,561

		100,035		35,825		106,624		38,185

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
OTHER OPERATING REVENUE (Note 32):
Reversal of allowances for possible losses on acceptances and guarantees	(Won)	29	(Won)	303	US$	31	US$	323
Reversal of allowances for unused credit line		3,137		—		3,344		—
Reversal of other allowances		4,424		21,392		4,715		22,801
Gain on transaction of derivatives		4,063,439		2,378,072		4,331,101		2,534,717
Gain on valuation of derivatives (Note 35)		2,256,828		945,793		2,405,487		1,008,093
Gain on fair value hedged items		151,869		34,444		161,873		36,713
Trust management fees		80,499		67,293		85,801		71,726
Other		83,491		65,577		88,991		69,897

		6,643,716		3,512,874		7,081,343		3,744,270

		26,650,125		19,895,975		28,405,590		21,206,539

OPERATING EXPENSES INTEREST EXPENSE (Note 32):
Interest on deposits		4,971,965		3,574,405		5,299,472		3,809,854
Interest on borrowings		1,047,857		709,851		1,116,880		756,609
Interest on debentures		1,667,394		1,210,385		1,777,227		1,290,114
Interest on others		232,496		88,670		247,811		94,511

		7,919,712		5,583,311		8,441,390		5,951,088

LOSS ON VALUATION AND DISPOSAL OF SECURITIES:
Loss on valuation of trading securities		120,183		31,578		128,099		33,658
Loss on disposal of trading securities		312,111		147,925		332,670		157,669
Loss on redemption of available-for-sale securities		39		522		42		556
Loss on disposal of available-for-sale securities		3,479		1,178		3,708		1,256
Loss on impairment of available-for-sale securities (Note 11)		453,544		2,599		483,419		2,770
Loss on valuation of market index funds		206,020		237,469		219,591		253,140
Loss on disposal of market index funds		666,199		1,197,745		710,082		1,276,642

		1,761,575		1,619,043		1,877,611		1,725,691

LOSS ON VALUATION AND DISPOSAL OF LOANS:
Provision for possible loan losses (Note 12)		647,289		581,427		689,926		619,726
Loss on disposal of loans (Note 12)		28,974		85,867		30,883		91,523

		676,263		667,294		720,809		711,249

LOSS ON FOREIGN EXCHANGE:
Loss on foreign exchange		2,634,491		2,215,151		2,808,027		2,361,065

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
COMMISSIONS (Note 32):
Commissions in local currency	(Won)	154,025	(Won)	183,569	US$	164,171	US$	195,661
Commissions in foreign currencies		24,931		18,513		26,573		19,733
Commissions paid on credit cards		200,772		116,749		213,997		124,439

		379,728		318,831		404,741		339,833

OTHER OPERATING EXPENSES (Note 32):
Salaries, employee benefits and provision for severance benefits		1,878,267		1,698,290		2,001,990		1,810,158
Rent		124,467		96,826		132,666		103,204
Entertainment expense		26,187		20,907		27,912		22,284
Depreciation and amortization (Notes 14 and 15)		378,671		270,041		403,614		287,829
Taxes and dues		147,437		155,962		157,149		166,235
Advertising		76,039		72,746		81,048		77,538
Telecommunications		58,277		53,106		62,116		56,604
Service fees		139,210		126,573		148,380		134,911
IT operating expenses		99,673		97,805		106,238		104,248
Stock compensation cost (Note 25)		1,092		344		1,164		367
Other administrative expenses		174,723		178,961		186,232		190,749
Provision for allowances for possible losses on acceptances and guarantees		58,953		31,595		62,836		33,676
Provision for allowances for unused credit line		40,458		153,582		43,123		163,699
Provision for other allowances		39,288		57,710		41,876		61,511
Loss on transaction of derivatives		4,095,540		2,409,415		4,365,316		2,568,125
Loss on valuation of derivatives (Note 35)		2,329,286		896,822		2,482,718		955,896
Loss on fair value hedged items		109,874		58,769		117,111		62,640
Deposit insurance fee		148,224		146,429		157,988		156,074
Funds contribution fee		249,516		200,711		265,952		213,932
Subsidy for trust accounts adjustment		893		1,032		952		1,100
Other expenses		64,932		16,351		69,209		17,428

		10,241,007		6,743,977		10,915,590		7,188,208

		23,612,776		17,147,607		25,168,168		18,277,134

OPERATING INCOME		3,037,349		2,748,368		3,237,422		2,929,405

NON-OPERATING INCOME (Note 26)		136,937		274,821		145,957		292,924

NON-OPERATING EXPENSES (Note 26)		129,382		109,477		137,905		116,688

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per common share data)				(In thousands, except for income per common share data)
INCOME BEFORE INCOME TAX EXPENSE	(Won)	3,044,904	(Won)	2,913,712	US$	3,245,474	US$	3,105,641

INCOME TAX EXPENSE (Note 27)		834,232		724,505		889,183		772,229

NET INCOME OF SUBSIDIARY BEFORE PURCHASE		8,678		—		9,250		—

NET INCOME	(Won)	2,201,994	(Won)	2,189,207	US$	2,347,041	US$	2,333,412

CONTROLLING INTEREST	(Won)	2,026,872	(Won)	2,029,319	US$	2,160,384	US$	2,162,992
MINORITY INTEREST		175,122		159,888		186,657		170,420

	(Won)	2,201,994	(Won)	2,189,207	US$	2,347,041	US$	2,333,412

BASIC CONTROLLING NET INCOME PER COMMON SHARE (Note 28)	(Won)	2,515	(Won)	2,518	US$	2.681	US$	2.684

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Korean won	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
							(In millions)
January 1, 2006	(Won)	4,030,077	(Won)	142,608	(Won)	(52,747)	(Won)	1,705,456	(Won)	3,896,255	(Won)	1,383,313	(Won)	11,104,962
Dividend		—		—		—		—		(322,405)		(59,128)		(381,533)
Net income		—		—		—		—		2,029,319		159,888		2,189,207
Gain on valuation of available-for-sale securities		—		—		—		468,337		—		(10,282)		458,055
Valuation using the equity method on subsidiaries		—		—		—		(3,705)		—		(8,570)		(12,275)
Overseas business translation credit		—		—		—		2,696		(1,331)		6,130		7,495
Valuation on derivative instruments		—		—		—		(210)		—		138		(72)
Extinguishment of subsidiaries’ treasury stock		—		4,336		—		—		—		(4,336)		—
Acquisition of subsidiaries’ treasury stock		—		—		(3,107)		—		—		(7,065)		(10,172)
Disposal of ownership interest of subsidiaries		—		37,801		—		768		—		18,627		57,196
Gain on sale of subsidiaries treasury stock		—		3,214		—		—		—		7,309		10,523
Changes in minority interests		—		—		—		—		—		1,392		13,92
Others		—		(4)		—		—		31		—		27

December 31, 2006	(Won)	4,030,077	(Won)	187,955	(Won)	(55,854)	(Won)	2,173,342	(Won)	5,601,869	(Won)	1,487,416	(Won)	13,424,805

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Korean won	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
							(In millions)
January 1, 2007	(Won)	4,030,077	(Won)	187,955	(Won)	(55,854)	(Won)	2,173,342	(Won)	5,601,869	(Won)	1,487,416	(Won)	13,424,805
Dividend		—		—		—		—		(483,608)		(83,336)		(566,944)
Net income		—		—		—		—		2,026,872		175,122		2,201,994
Changes in subsidiaries’ capital surplus		—		357		—		—		—		355		712
Gain on valuation of available-for-sale securities		—		—		—		(325,879)		—		54,283		(271,596)
Valuation using the equity method on subsidiaries		—		—		—		(2,159)		—		(3,440)		(5,599)
Overseas business translation credit		—		—		—		1,351		750		3,072		5,173
Valuation on derivative instruments		—		—		—		(2,969)		—		(1,651)		(4,620)
Changes in minority interests		—		—		—		—		—		323,066		323,066
Others		—		(75)		42		—		—		42		9

December 31, 2007	(Won)	4,030,077	(Won)	188,237	(Won)	(55,812)	(Won)	1,843,686	(Won)	7,145,883	(Won)	1,954,929	(Won)	15,107,000

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Translation into U.S. dollars (Note 2)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In thousands)
January 1, 2006	US$	4,295,541	US$	152,002	US$	(56,221)	US$	1,817,796	US$	4,152,904	US$	1,474,433	US$	11,836,455
Dividend		—		—		—		—		(343,642)		(63,023)		(406,665)
Net income		—		—		—		—		2,162,992		170,420		2,333,412
Gain on valuation of available-for-sale securities		—		—		—		499,187		—		(10,959)		488,228
Valuation using the equity method on subsidiaries		—		—		—		(3,949)		—		(9,135)		(13,084)
Overseas business translation credit		—		—		—		2,874		(1,419)		6,534		7,989
Valuation on derivative instruments		—		—		—		(225)		—		147		(78)
Extinguishment of subsidiaries’ treasury stock		—		4,622		—		—		—		(4,622)		—
Acquisition of subsidiaries’ treasury stock		—		—		(3,312)		—		—		(7,530)		(10,842)
Disposal of ownership interest of subsidiaries		—		40,291		—		819		—		19,854		60,964
Gain on sale of subsidiaries treasury stock		—		3,425		—		—		—		7,790		11,215
Changes in minority interests		—		—		—		—		—		1,484		1,484
Others		—		(4)		—		—		34		—		30

December 31, 2006	US$	4,295,541	US$	200,336	US$	(59,533)	US$	2,316,502	US$	5,970,869	US$	1,585,393	US$	14,309,108

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

SHAREHOLDERS’ EQUITY(CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Translation into U.S. dollars (Note 2)	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Minority interests		Total
	(In thousands)
January 1, 2007	US$	4,295,541	US$	200,336	US$	(59,533)	US$	2,316,502	US$	5,970,869	US$	1,585,393	US$	14,309,108
Dividend		—		—		—		—		(515,464)		(88,825)		(604,289)
Net income		—		—		—		—		2,160,384		186,657		2,347,041
Changes in subsidiaries’ capital surplus		—		381		—		—		—		378		759
Gain on valuation of available-for-sale securities		—		—		—		(347,345)		—		57,859		(289,486)
Valuation using the equity method on subsidiaries		—		—		—		(2,301)		—		(3,667)		(5,968)
Overseas business translation credit		—		—		—		1,440		799		3,274		5,513
Valuation on derivative instruments		—		—		—		(3,165)		—		(1,760)		(4,925)
Changes in minority interests		—		—		—		—		—		344,347		344,347
Others		—		(81)		45		—		—		46		10

December 31, 2007	US$	4,295,541	US$	200,636	US$	(59,488)	US$	1,965,131	US$	7,616,588	US$	2,083,702	US$	16,102,110

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,201,994	(Won)	2,189,207	US$	2,347,041	US$	2,333,412
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation of trading securities		120,183		31,578		128,099		33,658
Loss on impairment of available-for-sale securities		453,544		2,599		483,419		2,770
Loss on valuation of market index funds		206,020		237,496		219,591		253,140
Provision for possible loan losses		647,289		581,427		689,926		619,726
Provision for severance benefits		158,210		127,615		168,632		136,021
Depreciation and amortization		378,671		270,041		403,614		287,829
Stock-based compensation		1,092		344		1,164		367
Provision for allowances for possible losses on acceptances and guarantees		58,953		31,595		62,836		33,676
Provision for allowances for unused credit line		40,458		153,582		43,123		163,699
Provision for other allowances		39,288		57,710		41,876		61,511
Loss on transaction of derivatives		4,095,540		2,409,415		4,365,316		2,568,125
Loss on valuation of derivatives		2,329,286		896,822		2,482,718		955,896
Loss on fair value hedged items		109,874		58,769		117,111		62,640
Loss on valuation using the equity method of accounting		20,877		16,377		22,263		17,456
Loss on disposal of fixed assets		1,694		4,813		1,806		5,130
Loss on impairment of fixed assets		3,273		269		3,489		287
Loss on impairment of intangible assets		580		—		619		—
Loss on impairment of other assets		1,805		—		1,924		—
Gain on valuation of trading securities		(79,439)		(64,879)		(84,672)		(69,153)
Reversal of loss on impairment of available-for-sale securities		(77,465)		(15,118)		(82,568)		(16,114)
Reversal of loss on impairment of held-to-maturity securities		(1,544)		(16,069)		(1,646)		(17,127)
Gain on valuation of market index funds		(106,953)		(521,929)		(113,998)		(556,309)
Reversal of allowances for possible loan losses		(4,551)		(7,835)		(4,851)		(8,351)
Reversal of allowances for possible losses on acceptances and guarantees		(29)		(303)		(31)		(323)
Reversal of allowances for unused credit line		(3,137)		—		(3,344)		—
Reversal of other allowances		(4,424)		(21,392)		(4,715)		(22,801)
Gain on transaction of derivatives		(4,063,439)		(2,378,072)		(4,331,101)		(2,534,717)
Gain on valuation of derivatives		(2,256,828)		(945,793)		(2,405,487)		(1,008,093)
Gain on fair value hedged items		(151,869)		(34,444)		(161,873)		(36,713)
Gain on valuation using the equity method of accounting		(43,500)		(44,750)		(46,365)		(47,698)
Gain on disposal of fixed assets		(1,356)		(3,382)		(1,445)		(3,605)
Gain on disposal of other assets		(205)		(673)		(218)		(717)
Reversal of negative goodwill		(139)		(241)		(148)		(257)
Other non-operating income		—		(135,912)		—		(144,865)

		1,871,769		689,660		1,995,064		735,088

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
Changes in operating assets and liabilities:
Decrease in present value discounts	(Won)	(3,938)	(Won)	(4,192)	US$	(4,197)	US$	(4,468)
Increase in trading securities		(3,399,446)		(51,87,032)		(3,623,370)		(5,528,706)
Decrease (increase) in market index funds		667,692		(591,551)		711,673		(630,517)
Increase in available-for-sale securities		(4,187)		(3,047,432)		(4,463)		(3,248,169)
Decrease in held-to-maturity securities		438,425		1,141,178		467,304		1,216,348
Increase in loans		(26,600,121)		(34,518,858)		(28,352,293)		(36,792,643)
Increase in guarantee deposits		(110,496)		(57,086)		(117,774)		(60,846)
Increase in other accounts receivable		(634,942)		(3,696,560)		(676,766)		(3,940,055)
Increase in accrued income		(106,004)		(206,486)		(112,987)		(220,087)
Increase in prepaid expenses		(4,814)		(22,391)		(5,131)		(23,866)
Decrease (increase) in deferred income tax assets		(118,343)		254,285		(126,138)		271,035
Increase in CMA assets		(1,690,215)		(972,041)		(1,801,551)		(1,036,070)
Decrease in accounts receivable on disposal of assets		850		2,444		906		2,605
Increase in domestic exchange settlements debits		(226,229)		(174,682)		(241,131)		(186,188)
Increase in sundry assets		(2,879)		(1,871)		(3,069)		(1,994)
Payment of severance benefits		(130,917)		(207,090)		(139,541)		(220,731)
Decrease in deposits in employee retirement trust		1,303		86,572		1,389		92,275
Increase in post-retirement pension plan asset		(258)		—		(275)		—
Decrease in transfers to the National Pension Fund		27		34		29		36
Increase in other accounts payables		846,516		4,213,969		902,277		4,491,547
Increase in accrued expenses		661,916		631,731		705,517		673,344
Increase in income tax payable		135,627		2,389		144,561		2,546
Increase in unearned revenue		29,696		23,986		31,652		25,566
Increase (decrease) in deposits for letter of guarantees and others		25,673		(11,653)		27,364		(12,421)
Decrease in foreign exchange remittance pending		(62,042)		(48,577)		(66,129)		(51,777)
Increase in domestic exchange remittance pending		169,364		141,209		180,520		150,510
Increase (decrease) in deferred income tax liabilities		(21,947)		100,216		(23,393)		106,817
Increase in borrowings from trust accounts		2,538,485		829,708		2,705,697		884,361
Increase (decrease) in allowance for possible losses on acceptances and guarantees		(281)		89		(299)		95
Increase in allowance for unused credit line		15,617		—		16,646		—
Decrease in other allowances		(59,932)		(23,805)		(63,880)		(25,373)
Increase in accounts for agency businesses		107,451		7,976		114,529		8,501
Increase (decrease) in liabilities incurred by agency relationship		385,986		(349,372)		411,411		(372,385)
Increase in sundry liabilities		17,486		227,420		18,638		242,400

		(27,134,877)		(41,457,473)		(28,922,274)		(44,188,310)

Net cash used in operating activities		(23,061,114)		(38,578,606)		(24,580,169)		(41,119,810)

(Continued)

WOORI FINANCE HOLDINGS CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in restricted due from banks	(Won)	(3,960,145)	(Won)	990,790	US$	(4,221,003)	US$	1,056,054
Net decrease (increase) in investments accounted for using the equity method of accounting		(615,379)		122,905		(655,914)		131,001
Net decrease in derivative instruments assets		5,177,381		2,886,264		5,518,419		3,076,384
Net increase in intangible assets		(58,106)		(226,577)		(294,288)		(241,502)
Net increase in fixed assets		(276,101)		(161,753)		(61,933)		(172,408)
Net increase in non-operating assets		(4,313)		(1,475)		(4,597)		(1,572)
Net increase in operating lease assets		(74,853)		(6,565)		(79,784)		(6,997)
Net decrease in derivative instruments liabilities		(5,165,764)		(3,113,912)		(5,506,037)		(3,319,028)

Net cash provided by (used in) investing activities		(4,977,280)		489,677		(5,305,137)		521,932

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits		17,560,444		21,934,877		18,717,165		23,379,745
Net increase in borrowings		11,082,386		16,986,474		11,812,392		18,105,387
Payment of dividends		(483,608)		(322,405)		(515,464)		(343,642)
Acquisition of treasury stock by subsidiaries		—		(3,107)		—		(3,312)
Net increase (decrease) in minority interests		161,796		(56,724)		172,454		(60,460)

Net cash provided by financing activities		28,321,018		38,539,115		30,186,547		41,077,718

CHANGES IN CONSOLIDATED ENTITIES		66,795		(8,434)		71,195		(8,990)

NET INCREASE IN CASH AND DUE FROM BANKS		349,419		441,752		372,436		470,850

CASH AND DUE FROM BANKS, BEGINNING OF THE YEAR (Note 30)		5,641,592		5,199,840		6,013,208		5,542,358

CASH AND DUE FROM BANKS, END OF THE YEAR (Note 30)	(Won)	5,991,011	(Won)	5,641,592	US$	6,385,644	US$	6,013,208

See accompanying notes to consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions: Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 23 2nd-tier subsidiaries as of December 31, 2007.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2007, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97% ownership).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The major subsidiaries of the Company as of December 31, 2007 and 2006 are as follows:

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Dec. 31
”	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
”	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Dec. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
”	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Dec. 31
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Financial Co., Ltd.(*1)	8,499,955	50.1	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31(*8)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec. 31(*8)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31(*8)
”	Korea BTL Infrastructure Fund	24,233,666	100.0	7,937,899	100.0	Dec. 31
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31(*8)
”	Woori Bank (China) Limited (*2)	—	100.0	—	—	Dec. 31(*8)
”	ZAO Woori Bank (*2)	19,999,999	100.0	—	—	Dec. 31(*8)

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Dec. 31
”	Woori F&I Fifth Asset Securitization Specialty (*3)	182,500	100.0	—	—	Dec. 31
”	Woori F&I Sixth Asset Securitization Specialty (*3)	98,780	100.0	—	—	Dec. 31
”	Woori F&I Seventh Asset Securitization Specialty (*3)	105,300	100.0	—	—	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31(*8)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31(*8)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31(*8)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31(*8)
”	High Technology Venture Investment	208,000	42.9	208,000	42.9	Dec. 31(*8)
”	Global Technology Investment	592,000	50.0	592,000	50.0	Dec. 31(*8)
”	MARS First Private Equity Fund	13,500,000	52.9	9,000,000	52.9	Dec. 31(*8)
”	MARS Second Private Equity Fund (*4)	24,178 million	8.9	—	—	Dec. 31
”	Connacht Capital Market Investment(*5)	15,000,000	100.0	—	—	Dec. 31(*8)
”	Woori Investment Asia Pte. Ltd. (*6)	50,000,000	100.0	—	—	Dec. 31(*8)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund (*7)	128,296	61.0	1,613	60.6	Dec. 31

(*1)	On September 14, 2007, the Company acquired 8,499,955 shares (50.1%) of Hanmi Capital Co., Ltd. (“Hanmi Capital”) by (Won)271,149 million and it has been included in consolidation scope of the Company. In addition, on October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial Co., Ltd. (“Woori Financial”)
(*2)	On October 26 and November 22, 2007, Woori Bank acquired the whole interest of Woori Bank (China) Limited and ZAO Woori Bank, respectively.
(*3)	Woori F&I acquired the whole interest of Woori F&I Fifth Asset Securitization Specialty on May 23, 2007 and Woori F&I Sixth Asset Securitization Specialty and Woori F&I Seventh Asset Securitization Specialty on December 12, 2007. Woori F&I Fifth SPC, Woori F&I Sixth SPC and Woori F&I Seventh SPC are excluded from consolidation and accounted for using the equity method of accounting since their amount of common stock did not exceed (Won)7 billion when they were established.
(*4)	On March 20 and April 26, 2007, Woori Investment Securities acquired 129 and 2,289 shares of MARS Second Private Fund, respectively and included it in its consolidation scope since Woori Investment Securities can be involved in operating policy decision and participate on the board of directors as a general partner.

(*5)	Since Connacht Capital Market Investment had been due for liquidation, it was accounted for using the equity method of accounting and excluded from consolidation for the year ended December 31, 2006. However, it has been included in consolidation scope of Woori Investment Securities as its liquidation process did not proceed for the year ended December 31, 2007.
(*6)	On August 31, 2007, Woori Investment Securities acquired the whole interest of Woori Investment Asia Pte. Ltd. (“Woori Investment Asia”) in Singapore and included Woori Investment Asia in its consolidation scope
(*7)	Woori Private Equity Fund is excluded from consolidation and accounted for using the equity method of accounting since its amount of total assets as of December 31, 2006 did not exceed (Won)7 billion.
(*8)	The financial statements as of December 31, 2007 are not reviewed.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2007 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Its common stock amounted to (Won)3,179,783 million consisting of 635,956,580 common shares issued and outstanding as of December 31, 2007. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 869 branches and offices in Korea, and 14 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2007, Kyongnam Bank’s common stock amounted to (Won)259,000 million consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99%. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 147 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2007, its common stock amounted to (Won)220,403 million consisting of 44,080,517 common shares issued and outstanding of which the Company owns 99.99%. Kwangju Bank’s head office is located in Kwangju City, Korea. Kwangju Bank has 128 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2007, its common stock amounted to (Won)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori SB Asset Management Co., Ltd. (formerly Woori CA Asset Management Co., Ltd., “Woori SB”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization and in the business of acquisition and disposition of equity of asset management corporations. As of December 31, 2007, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori CA Asset Management Co., Ltd. for asset management. As of December 31, 2007, its common stock amounted to (Won)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Led. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2006 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in capital surplus. On January 24, 2007, Woori Investment Securities reduced its treasury stock by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%. As of December 31, 2007, its issued common stock amounted to (Won)687,445 million consisting of 132,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 18,870,968 shares. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 123 branches and offices in Korea and one office in overseas.

h.	Woori Credit Suisse Asset Management Co., Ltd.

Woori Credit Suisse Asset Management (formerly “Woori Asset Management”, “Woori CS”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2006. On May 31, 2006, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). On May 30, 2007, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and subsequently, Woori Asset Management changed its name to Woori CS. (Won)34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as a capital surplus. As of December 31, 2007, the number of issued and outstanding common shares and contributed capital of Woori CS are 6,662,000 shares and (Won)33,310 million, respectively, which the Company owns 70% of the common shares. The head office of Woori CS is located in Seoul, Korea.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2006, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2007, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

j.	Woori Financial Co.,Ltd.

Woori Financial Co., Ltd. (formely “Hanmi Capital,” “Woori Financial”), established on September 1989, has been engaged in lease, installment, factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital by (Won)271,149 million and it has been included in consolidation scope of the Company. In addition, on October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial Co., Ltd. (“Woori Financial”). As of December 31, 2007, the number of issued and outstanding common shares and contributed capital of Woori Financial are 16,963,128 shares and (Won)84,816 million, respectively, which the Company owns 50.11% of the common shares. The office of Woori Financial is located in Suwon, Korea. Woori Financial has 17 domestic branches in Korea.

k.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2007, the common stock of Woori CI amounted to (Won)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 15 branches and offices in Korea.

l.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2007, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

m.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2007, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2%.

n.	Korea BTL Infrastructure Fund

Korea BTL Infrastructure Fund (“Korea BTL”) was established on May 19, 2007 in accordance with the Act on Business of Operating Indirect Investment and Assets, and Act on Private Investment in Infrastructure. Korea BTL has been engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. The asset management company and asset custody company of Korea BTL are Woori CS Asset Management and Hana Bank, respectively, and its general administration management company is Woori Bank. As of December 31, 2007, Korea BTL’s common stock, which is wholly owned by Woori Bank, amounted to (Won)121,168 million, consisting of 24,233,666 shares issued and outstanding. The head office of Korea BTL is located in Seoul, Korea.

o.	Woori SB Asset Management Co., Ltd.

Woori SB was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. On February 23, 2007, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB Asset Management Co., Ltd. (“Woori SB”). As of December 31, 2007, Woori SB’s common stock amounted to (Won)4,000 million consisting of 800,000 shares issued and Woori F&I owns 51%. The office of Woori SB is located in Seoul, Korea.

p.	Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Indirect Investment Asset Management Business and has been engaged in investments by private funding and intends to offer an investment return to investors by enhancing the investees’ value by participation in investees’ management and restructuring. As of December 31, 2007, the common stock of Woori PEF amounted to (Won)210,178 million consisting of 210,178 shares of which the Company’s subsidiaries own 61.0%. The office of Woori PEF is located in Seoul, Korea.

q.	The information of other 2nd - tier subsidiaries as of December 31, 2007 is as follows (Korean won in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2006.8.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Fifth Asset Securitization Specialty	Asset securitization	(Won)	912	182,500	2007.5.23	Seoul, Korea
Woori F&I Sixth Asset Securitization Specialty	Asset securitization	(Won)	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	(Won)	527	105,300	2007.12.12	Seoul, Korea
Woori Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788	5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3 dollar	300	1992.6.18	New York, USA
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
High Technology Venture Investment	Securities investments	USD	5	486,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	12	1,184,000	1999.6.28	Malaysia
MARS First Private Equity Fund	Securities investments	(Won)	25,500	25,500,000	2005.1.26	Seoul, Korea
MARS Second Private Equity Fund	Securities investments	(Won)	272,000	272,000,000,000	2007.2.8	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.5.8	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	5,000,000	2007.9.20	Singapore

(4)	Affiliates accounted for using the equity method of accounting of the Company and its subsidiaries as of December 31, 2007 and 2006 are as follows:

		2007		2006		Financial statements as of
Investors	Investees	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)
Woori Bank & Kyongnam Bank	BC Card Co., Ltd.	1,303,920	29.6	1,303,920	29.6	Nov. 30 (*11)
Woori, Kyongnam & Kwangju Bank	Korea Credit Bureau	180,000	9.0	180,000	9.0	Dec. 31 (*11)
Woori Bank	Korea Finance Security Co., Ltd.	183,870	15.3	183,870	15.3	Nov. 30 (*11)
”	Woori Service Networks Co., Ltd.	4,704	4.9	4,704	4.9	Nov. 30 (*11)
”	Woori SME Asset Securitization Specialty	54,600	5.0	54,600	5.0	Dec. 31 (*11)
”	Woori SME First ABS Co., Ltd.	82,960	5.0	82,960	5.0	Dec. 31 (*11)
Woori Investment Securities	Connacht Capital Market Investment (*1)	—	—	15,000,000	100.0	—
HTI & GTI	Athena Venture Fund (*2)	—	66.4	—	66.4	Dec. 31 (*11)
Woori F&I	Woori F&I Fourth Asset Securitization Specialty (*3)	—	—	360	30.0	—
”	Woori SB First Asset Securitization Specialty	1,867,800	30.0	1,867,800	30.0	Dec. 31
”	Woori SB Third Asset Securitization Specialty (*4)	301,086	30.0	452,286	30.0	Dec. 31
”	Woori SB Fifth Asset Securitization Specialty	282,456	30.0	282,456	30.0	Dec. 31
”	Woori SB Sixth Asset Securitization Specialty	274,542	30.0	274,542	30.0	Dec. 31
”	Woori SB Seventh Asset Securitization Specialty	165,760	40.0	165,760	40.0	Dec. 31
”	Woori SB Eighth Asset Securitization Specialty (*5)	149,336	40.0	—	—	Dec. 31
”	Woori BC Pegasus Asset Securitization Specialty	581,580	30.0	581,580	30.0	Dec. 31
”	Woori Marine First Asset Securitization Specialty (*6)	—	—	72,576	30.0	—
”	Woori Marine Third Asset Securitization Specialty	156,834	30.0	156,834	30.0	Dec. 31
”	Woori Stream First Asset Securitization Specialty	249,408	40.0	249,408	40.0	Dec. 31
”	Woori Stream Second Asset Securitization Specialty (*5)	211,088	40.0	—	—	Dec. 31
”	Woori Stream Third Asset Securitization Specialty (*5)	152,472	40.0	—	—	Dec. 31
”	Woori Stream Fourth Asset Securitization Specialty (*5)	237,808	40.0	—	—	Dec. 31
”	Hiking-Woori Capital (*7)	245,000	49.0	—	—	Dec. 31
”	Woori-Consus Capital(*7)	245,000	44.0	—	—	Dec. 31
Woori F&I & Woori Bank	Woori Marine Second Asset Securitization Specialty	335,820	30.0	335,820	30.0	Dec. 31
MARS First	Sempio Foods Company (*8)	1,331,695	30.0	1,072,065	24.1	Sep. 30
MARS Second	Seoul Lakeside Co., Ltd. (*9)	76,000	47.5	—	—	Dec. 31, 2006
Woori PEF	Kumho Investment Bank(*10)	7,100,000	41.4	—	—	Sep. 30

(*1)	It has been included in the consolidation scope of Woori Investment Securities as its liquidation process did not proceed during the year ended December 31, 2007.
(*2)	Due to restriction of the voting rights on the investee, it is accounted for using the equity method of accounting and excluded from consolidation.
(*3)	Liquidated on September 21, 2007.
(*4)	On January 9 and May 25, 2007, the investees reduce their capital. As a result, the number of shares owned decreased.

(*5)	Woori F&I acquired Woori SB Eighth Asset Securitization Specialty on June 26, 2007, Woori Stream Second Asset Securitization Specialty on March 20, 2007, Woori Stream Third Asset Securitization Specialty on September 28, 2007, and Woori Stream Fourth Asset Securitization Specialty on December 27, 2007, respectively.
(*6)	On August 17, 2007, Woori Marine First Asset Securitization Specialty has been liquidated as its all asset backed securities were redeemed.
(*7)	On January 29 and December 24, 2007, Woori F&I acquired Hiking-Woori Capital and Woori-Consus Capital, respectively.
(*8)	On March 15, 2007, MARS First acquired the additional ownership interest of Sempio Foods Company.
(*9)	On April 26, 2007, MARS Second acquired 47.5% ownership interest of Seoul Lakeside. Seoul Lakeside is excluded from consolidation and accounted for using the equity method of accounting since MARS Second is not a major equity holder.
(*10)	On June 26, 2007, Woori PEF acquired 7,100,000 shares (41.4%) of Kumho Investment Bank.
(*11)	The financial statements for the year ended December 31, 2007 are not audited.

(5)	General information pertaining to affiliates of the Company and its subsidiaries accounted for using the equity method of accounting is as follows (Korean won in millions, US Dollars in thousands):

Investees	Main business	Capital		Number of issued shares	Established date	Location	The rationale of application of equity method of accounting
BC Card Co., Ltd.	Credit card & installment financing		44,000	4,400,000	Sep. 7, 1983	Seoul, Korea	Percentage of ownership exceeds 20%.
Korea Credit Bureau	Investigation and reference of credit information of individuals		10,000	2,000,000	Feb. 23, 2006	Seoul, Korea	Significant influence over the investee
Korea Finance Security Co., Ltd.	Security service /Investment		6,000	1,200,000	Dec. 7, 1990	Seoul, Korea	Banking act
Woori Service Networks Co., Ltd.	Freight & staffing services		200	96,000	Aug. 1, 2005	Seoul, Korea	The investee’s material transaction with the investor
Woori SME Asset Securitization Specialty	Securitization		5,460	75,971	Aug. 1, 2005	Seoul, Korea	Significant influence over the investee
Woori SME First ABS Co., Ltd.	Securitization		8,347	1,669,360	Oct. 25, 2005	Seoul, Korea	”
Athena Venture Fund	”	USD	55,079	—	Sep. 22, 1997	United States	Percentage of ownership exceeds 20%.
Woori SB First Asset Securitization Specialty	Securitization		31,130	6,226,000	Mar. 18, 2004	Seoul, Korea	”
Woori SB Third Asset Securitization Specialty	”		7,538	7,516,200	Mar. 4, 2005	Seoul, Korea	”
Woori SB Fifth Asset Securitization Specialty	”		4,708	941,520	Dec. 14, 2005	Seoul, Korea	”
Woori SB Sixth Asset Securitization Specialty	”		4,576	915,140	Feb. 23, 2006	Seoul, Korea	”
Woori SB Seventh Asset Securitization Specialty	”		2,072	414,400	Dec. 1, 2006	Seoul, Korea	”
Woori SB Eighth Asset Securitization Specialty	”		1,867	373,340	Jun.1, 2007	Seoul, Korea	”
Woori BC Pegasus Asset Securitization Specialty	”		9,639	1,938,600	Aug. 20, 2004	Seoul, Korea	”
Woori Marine Second Asset Securitization Specialty	”		5,597	1,119,400	Mar. 28, 2005	Seoul, Korea	”
Woori Marine Third Asset Securitization Specialty	”		2,614	522,780	May 26, 2005	Seoul, Korea	”

Investees	Main business	Capital		Number of issued shares	Established date	Location	The rationale of application of equity method of accounting
Woori Stream First Asset Securitization Specialty	”		3,118	623,520	Jun. 2, 2006	Seoul, Korea	Percentage of ownership exceeds 20%.
Woori Stream Second Asset Securitization Specialty	”		2,639	527,720	Mar. 5, 2007	Seoul, Korea	”
Woori Stream Third Asset Securitization Specialty	”		1,906	381,180	Sep. 3, 2007	Seoul, Korea	”
Woori Stream Fourth Asset Securitization Specialty	”		2,973	594,520	Dec. 5, 2007	Seoul, Korea	”
Hiking-Woori Capital	”	USD	500	500,000	Nov. 28, 2006	China	”
Woori-Consus Capital	”	USD	500	500,000	Oct. 29, 2007	China	”
SEMPIO Foods Company	Food & Beverages Manufacturing		4,444	444,000	Dec. 9, 1971	Seoul, Korea	”
Seoul Lakeside Co., Ltd.	Hotel		1,600	160,000	Aug. 22, 1986	Gyeonggi- do, Korea	”
Kumho Investment Bank	Specialized Credit Financial Business		85,691	17,138,129	Jun. 29, 1974	Kwangju, Korea	”

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company and its subsidiaries (excluding foreign subsidiaries) maintain its official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)938.2 to US$ 1.00 at December 31, 2007, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accompanying consolidated financial statements were approved by the board of directors, of which board meeting was held on March 3, 2008.

The significant accounting policies followed in preparing the accompanying consolidated financial statements are summarized below.

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.20 (except for No.11) before the beginning of the 2007 and SKASs No.11 ‘Discontinuing operations’ and No.21 ‘Preparation and presentation of financial statements’ to No.25 ‘Consolidated financial statement’ on or after January 1, 2007.

Significant SKASs newly adopted are summarized below.

1) Change of presentation of financial statements

The Company and its subsidiaries have changed presentation of certain balance sheet and income statement items in accordance with SKAS No.21 “Preparation and presentation of financial statements I” and No.24 “Preparation and presentation of financial statements II (financial industry)” on or after January 1, 2007. As a result, intangible assets and non-operating assets, previously included in fixed assets and intangible assets, have been reclassified to other assets. In addition, the debentures, previously presented as a single item, have been included in borrowings and unrealized gains or losses, previously included in capital adjustments have been separately presented as accumulated other comprehensive income.

Also, the Company and its subsidiaries have started to present separately discontinued operations in the statements of income and made some changes in the classification between operating and non-operating items. As a result of these reclassifications, operating revenue amounting to (Won)804,134 and (Won)668,942 millions and operating expenses amounting to (Won)508,677 and (Won)121,754 millions for the year ended December 31, 2007 and 2006, respectively, increased and non-operating income and non-operating expenses decreased by the same amounts.

2) Earnings per share – SKAS No.23

The Company and its subsidiaries adopted SKAS No.23 ‘Earnings per share’ in 2007. The Company and its subsidiaries have computed basic earnings per common share or basic net income per common share by dividing the profit or loss from continuing operations or net income, respectively, by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company and its subsidiaries have adjusted profit or loss from continuing operations or net income and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares.

3) Consolidated financial statement – SKAS No.25

The Company and its subsidiaries adopted SKAS No.25 ‘Consolidated financial statement’ in 2007. This statement prescribes the preparation and presentation of consolidated financial statements in respect of the scope of a group and the theory of an enterprise entity. This statement identifies a group as an economic entity which is composed of a parent and its subsidiaries. If the Act on External Audit of Corporations and the Enforcement Decree of the Act define a parent and its subsidiaries, the members of the group is determined according to that Act. In addition, based on the theory of an enterprise entity, this statement requires to present losses applicable to the minority interest which exceed the minority interest in the subsidiary’s equity as negative in the consolidated balance sheet and net income of consolidated entity in the consolidated statement of income and to separate net income into controlling interest and minority interest.

The adoption of these standards has no effect on the Company’s net assets and net income for the years ended December 31, 2006.

b.	Reclassification of financial statements for the prior period

For the comparative purpose, the Company and its subsidiaries have reclassified the balance sheet as of December 31, 2006 and statements of income, changes in shareholders’ equity and cash flow for the year ended December 31, 2006. However, the above reclassifications have no effect on the Company and its subsidiaries’ net assets as of December 31, 2006 and net income for the year ended December 31, 2006.

c.	Consolidation accounting

1) Investment and equity account elimination and inter-company transaction elimination

The Company’s investments in subsidiaries and equity accounts of subsidiaries were eliminated as of the date the Company obtained control of the subsidiaries. The differences between acquisition costs and proportionate net assets value on the acquisition date are recorded either in goodwill or negative goodwill. Goodwill is amortized using the straight-line method over 20 years or less. Negative goodwill arising with respect to identifiable non-monetary assets is recognized as income, as economic benefit embodied therein flow to the acquirer (when the assets are amortized or disposed). Negative goodwill in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

If additional shares are purchased after control of the subsidiaries having been obtained, the differences between acquisition costs and net assets acquired are credited or charged to capital surplus. If the acquisition date is not the year-end balance sheet date of subsidiaries, the nearest accounting closing date to the actual acquisition date is deemed as the acquisition date.

All significant inter-company transactions are eliminated in the consolidated financial statements.

2) Overseas consolidated subsidiaries’ financial statements’ conversion rate

The Korean won amounts presented in the financial statements of the overseas consolidated subsidiaries were computed by translating U.S. dollar into Korean won based on the Base rate ($1.00 to (Won)938.2 and (Won)929.6 at December 31, 2007 and 2006, respectively) published by Seoul Money Brokerage Service, Ltd. and cross rates.

3) Investment securities accounted for using the equity method of accounting

If the Company and its subsidiaries own 20% (bank subsidiary 15%) or more of voting shares of its investees, either directly or indirectly, the Company and its subsidiaries are presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as a gain.

The Company and its subsidiaries’ interest in net assets of investees are added to or deducted from the investment securities. The Company and its subsidiaries’ interest in net income or net loss of investees are reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or accumulated other comprehensive income of the investees are reflected in the accumulated other comprehensive income account of the Company and its subsidiaries.

4) Date of the consolidated financial statements

The accompanying financial statements are stated as of December 31, 2007 and 2006, the balance sheets date of the Company. In case the balance sheet dates of affiliates differ from the Company’s, the Company used the consolidated balance sheets of affiliates as of December 31, 2007 and 2006, and the related consolidated statements of income for the years ended December 31, 2007 and 2006.

5) Minority interests

Minority interests in the net assets of consolidated subsidiaries are presented within equity and identified separately from the Company’s interests in subsidiaries. In addition, the Company and its subsidiaries present net income of consolidated entity in the consolidated statement of income and classify net income into controlling interest and minority interest.

d.	Securities (excluding investment securities accounted for using the equity method of accounting)

Debt and equity securities are initially stated at their acquisition costs (fair value of considerations paid) including incidental costs incurred in connection with acquisition of the related securities using the moving average method and classified into trading, available-for-sale or held-to-maturity securities, based on the intent with respect to those securities. The Company and its subsidiaries classify securities as trading securities when those securities are held principally for the purpose of selling them in the near term. When the Company and its subsidiaries have the positive intent to hold such securities to maturity and the ability to do so, the debt securities are classified as held-to-maturity securities. All other securities are classified as available-for-sales securities.

The Company and its subsidiaries’ accounting for securities, except for the equity securities accounted for using the equity method of accounting, are as follows:

1) Trading securities

Trading securities are stated at fair value with gains or losses on valuation charged to current operations.

2) Available-for-sale securities

Securities classified as available-for-sale are stated at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income and the accumulated unrealized gains or losses are reflected to net income when the securities are sold or written down. Equity securities without readily determinable fair value can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

The declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost that are other than temporary, result in write-downs of the individual securities to their fair value. Factors in determining whether such declines in value are other than temporary are considered on each balance sheet date. The Company and its subsidiaries recognize the write-downs, estimating the recoverable value of individual available-for-sale securities unless there is a clear evidence to indicate that such write-downs are not deemed necessary. The related write-downs are recorded in current operations as loss on impairment of available-for-sale securities.

3) Held-to-maturity securities

Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company and its subsidiaries recognize write-downs resulting from the declines in the fair value, which is computed by discounting expected cash flows (recoverable cash flows) using the effective interest rate on the acquisition date, below their book value on balance sheet date and states those securities at the fair value. The related write-downs are recorded in current operations as loss on impairment of securities held-to-maturity.

4) Reversal of loss on impairment of available-for-sale and held-to-maturity securities

For available-for-sale securities, the reversal is recorded in current operations up to the previously recognized impairment loss as a reversal of loss on impairment of available-for-sale securities, and any excess is included in accumulated other comprehensive income as a gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as a reversal of the impairment, the increases in the fair value are recorded in accumulated other comprehensive income. For equity securities without readily determinable fair value, which were impaired based on the net asset value, the reversal is recorded up to their acquisition cost. For held-to-maturity securities, the reversal is recorded in current operations up to the amount previously recognized impairment loss as a reversal of loss on impairment of held-to-maturity securities.

5) Reclassification of securities

If the objective and ability to hold securities of the Company and its subsidiaries change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Company and its subsidiaries sell held-to-maturity securities, exercise a right to prepay or reclassify held-to-maturity securities to available-for-sale securities within the three fiscal years, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale securities or held-to-maturity securities and securities in the other categories cannot be reclassified to trading securities. Nevertheless, trading securities can be reclassified to available-for-sale securities only when the fair value of the trading securities cannot be readily determinable.

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are recorded in accumulated other comprehensive income as gains or losses on valuation of available-for-sale securities. For available-for-sale securities reclassified to held-to-maturity securities, gains or losses on valuation of available-for-sales securities, which had been accumulated until the reclassification, continue to be stated on accumulated other comprehensive income and will be amortized using the effective interest method and be charged to interest income on maturity. The difference between the fair value on the reclassification date and the face value of the securities reclassified to held-to-maturity securities is amortized using the effective interest method and charged to interest income. In case the fair value of trading securities cannot be readily determinable, the securities are reclassified to available-for-sale securities at the latest fair value.

e.	Interest income recognition

The Company and its subsidiaries recognize interest income on loans on accrual basis, except for interest income on loans having overdue interest and principal, and loans to customers who are bankrupt. When a loan is reclassified as a non-interest-accrued loan, accrued interest income recorded in prior periods is reversed and future interest income is recognized on cash basis.

f.	Allowance for possible losses on credits

The Company and its subsidiaries classify corporate credits based on the borrowers’ capacity to repay in consideration of the borrowers’ business operations, financial position and future cash flows, past due period and status of any bankruptcy proceedings. Credits to small companies and households, however, are classified by past due period and status of bankruptcy proceedings and not by evaluating the debt repayment capability of a borrower or customer. The Company and its subsidiaries classify all credits to a single borrower in the same category of classification, but credits guaranteed or credits collateralized by bank deposits, real estate and other assets may be classified differently based on the borrowers’ guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

The classifications of the loans pursuant to the policies of the Company and its subsidiaries as of December 31, 2007 are as follows:

Credit Rating	Classification	Loans to corporate	Loans to households	Credit card accounts
AAA ~ BB-	Normal	Not less than 0.85(0.9)%	Not less than 1%	Not less than 1.5%
B+, B-, C	Precautionary	Not less than 7%	Not less than 10%	Not less than 15%
D	Substandard	Not less than 20%	Not less than 20%	Not less than 20%
D	Doubtful	Not less than 50%	Not less than 55%	Not less than 60%
D	Loss	100%	100%	100%

The Company and its subsidiaries estimate the allowance for possible credit losses considering the Banking Regulations in the Republic of Korea, discounted future cash flows on individual or homogeneous loans, and expected loss rated based on historical loan loss experience.

The Company and its subsidiaries has provided the allowance for possible losses on portion of confirmed acceptances and guarantees, acceptances and guarantees to note endorsed and unconfirmed acceptances and guarantees based on the credit classification. In addition, the Company and its subsidiaries also provide other allowance for the unused credit line facility for cash advance and purchase of active credit card accounts and unused credit line of consumer and corporate loans.

In addition, the Company and its subsidiaries partially changed the policy for estimating the allowance for possible losses on loans to corporations classified as “Normal” for the year ended December 31, 2007 as follows.

Business-insensitive Industry		Business-sensitive Industry (*)
Before	After	Before	After
Not less than 0.7%	Not less than 0.85%	Not less than 0.7%	Not less than 0.9%

(*)	Constructions, wholesale and retail trade, accommodation and food service activities and real estate activities, renting and leasing prudent to Korea Standard Industry Code

The changes in accounting estimates described above are to reasonably estimate the allowance for possible losses on loans based on prior experience. The effect of changes in accounting estimates shall be applied prospectively. As of December 31, 2007, the allowance for possible losses on loans, allowances for acceptances and guarantees and allowances for unused credit line increased by (Won)168.9 billion, (Won)19.9 billion and (Won)31.4 billion, respectively, and the income before income tax decreased by (Won)220.2 billion as a result of the changes in accounting estimates.

g.	Deferred loan origination fees and costs

The loan origination fees and costs are deferred and recorded as deductions from or additions to loans, when it is probable that future economic benefits associated with loan units will flow into the entity and when its cost can be measured reliably. The loan origination fees and costs are amortized or reversed in the straight-line method and adjusted to interest on loans.

h.	Restructuring of loans

A loan whose contractual terms are modified in a troubled debt restructuring program is accounted for at present value of future cash flows in the revised contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loan, it is recorded as an allowance for possible loan loss. In addition, the allowance for possible loan loss is recorded based on the observable market value of the loan, if available, or the fair value of collateral of the loan, if the collection of the loan is likely to be made through a disposition of collateral.

A loan to be exchanged with an equity security, of which the number of shares is determined, is recorded at the lower of fair value of the shares to be exchanged or net book value of the loan until it is actually converted. The valuation losses are recorded as an allowance for possible loan losses.

i.	Valuation of receivables and payables at present value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at present value of expected future cash flows with the gain or loss on disposition of related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

j.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law. Routine maintenance and repairs are expensed as incurred. Expenditures that result in enhancement of the value or extension of the useful lives of the facilities involved are capitalized as additions to fixed assets. The estimated useful lives and depreciation methodology applied by the Company and its subsidiaries are as follows:

Assets	Depreciation methodology	Estimated useful lives
Buildings	Straight line method	20~50 years
Structure in leased office	Straight line method	4~5, 40 years
Other operating assets	Declining method or straight line method	4~20 years
Leased assets	Declining method	5 year

k.	Intangible assets and amortization

Intangible assets are recorded at production cost or acquisition cost, plus incidental expenses. Expenditures incurred in conjunction with development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably expected, are capitalized as development costs under intangible assets. If the Company or its subsidiaries donate assets such as buildings to the national government or to the local government and is given a right to use or benefit from the assets, the donated assets are recorded as beneficial donated assets under intangible assets. Intangible assets are amortized using the straight-line method over the estimated useful lives or contractual benefit period.

l.	Valuation allowance for non-business use property

Non-business use property included in fixed assets is recorded when the Company acquires collateral by foreclosure. If the auction-bidding price is lower than book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

m.	Amortization of discount (premium) on debentures

Discounts or premiums on debentures issued are accreted or amortized over the period from issuance to maturity using the effective interest rate method. Accretion or amortization of discounts or premiums is recognized as interest expense or interest income on the debentures.

n.	Recognition of asset impairment

When the book value of assets (except for trading securities, investment securities and assets valued at present value) exceeds the recoverable value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, those assets are adjusted to recoverable value in the balance sheet with the resulting impairment loss charged to current operations. If the recoverable value of assets increases in subsequent years, the increase in value is credited to operations as a gain until the recoverable value equals the book value of the assets before the impairment loss was recognized.

o.	Accrued severance benefits

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company and its subsidiaries. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2007 and 2006 amount to (Won)391,815 million and (Won)363,729 million, respectively (Note 23).

p.	Bonds under resale or repurchase agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Company and its subsidiaries purchase or sell securities under resale or repurchase agreements.

q.	Accounting for derivative instruments

Derivative instruments are classified as either trading or hedging depending on their transaction purpose. Derivative instruments are accounted for at fair value with the valuation gain or loss recorded as assets or liabilities. The accounting for derivative transactions that are part of a qualified hedge, which is determined based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations.

Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

r.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

s.	Accounting for foreign currency translation

The Korean won equivalent of assets and liabilities denominated in foreign currencies are translated in these consolidated financial statements based on Base Rate announced by Seoul Money Brokerage Service Ltd. ((Won)938.2 and (Won)929.6 to $1.00 at December 31, 2007 and 2006, respectively) or cross rates at the balance sheets date. Translation gains and losses on foreign currencies denominated assets and liabilities are credited or charged to operations.

t.	Stock-based compensation

The Company presented stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general & administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2006, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at the date the resolution was made and the fair value at the date it was granted. The Company recorded stock based compensation cost subject to exercise as liabilities as of December 31, 2007.

u.	Provisions, contingent liabilities and contingent assets

The Company and its subsidiaries record liabilities of uncertain timing or amount, when they have a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If there is material difference between the nominal value and present value of a provision, the amount of the provision are stated at the present value of the expenditures expected to be required to settle the obligation. In case the expenditure required settling a provision is expected to be reimbursed by another third party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the entity settles obligation. In this case, gains on the reimbursement are offset by related losses in income statement.

3.	CASH AND DUE FROM BANKS

(1)	Cash and due from banks as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Cash	(Won)	3,485,011	(Won)	3,681,896

Foreign currencies		295,671		258,242

Due from banks in local currency
Due from Bank of Korea		6,935,045		3,482,148
Due from depository institutions		1,649,711		885,570
Due from non-depository financial institutions		273,494		509,511
Due from the Korea Stock Exchange		996,939		990,931
Others		7,658		42,107

		9,862,847		5,910,267

Due from banks in foreign currencies
Due from banks on demand		880,648		560,137
Due from banks on time		262,525		98,760
Others		197,839		165,675

		1,341,012		824,572

	(Won)	14,984,541	(Won)	10,674,977

(2)	Restricted due from banks as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006		Reason of restriction
Due from banks in local currency
Bank of Korea	(Won)	6,935,044	(Won)	3,482,148	Banking law
Korea Exchange		251		11,539	Indemnity fund and others
Korea Securities Finance Corporation		1,234,853		1,000,298	Regulation of securities supervision
Samsung Securities and others		76,613		102,295	Subscription for futures
Hana Bank and others		731		5,746	Collateral for borrowing
Shinhan Bank and others		799		—	Collateral for borrowing
Others		1,616		11	Collateral for guarantees and others

		8,249,707		4,602,037

Due from banks in foreign currencies
Bank of Korea		134,484		120,072	Banking law
Bank of Japan and others		392,474		49,701	Reserve deposits on overseas banks
Lehman Brothers and others		122,399		94,165	Collateral for credit derivatives
Bangladesh Bank and others		15,011		17,198	Reserve deposits on overseas banks
Bank of Indonesia		29,852		9,333	Reserve deposits on overseas banks
Industrial & Commercial Bank of China and others		7,887		65,876	Reserve deposits on overseas banks
ING Bank		3,208		9,501	Collateral for suit
Others		38,508		65,502	Security deposit and others

		743,823		431,348

	(Won)	8,993,530	(Won)	5,033,385

(3)	The maturity structures of due from bank as of December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,800	(Won)	221	(Won)	457	(Won)	20	(Won)	6,365	(Won)	9,863
Due from banks in foreign currencies		1,154		52		13		122		—		1,341

	(Won)	3,954	(Won)	273	(Won)	470	(Won)	142	(Won)	6,365	(Won)	11,204

<2006>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Due from banks in local currency	(Won)	2,234	(Won)	133	(Won)	245	(Won)	—	(Won)	3,298	(Won)	5,910
Due from banks in foreign currencies		617		64		2		96		46		825

	(Won)	2,851	(Won)	197	(Won)	247	(Won)	96	(Won)	3,344	(Won)	6,735

4.	TRADING SECURITIES

Details of trading securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	387,229	(Won)	378,679
Government bonds	(Won)	1,320,266		1,268,826		1,272,623
Financial debentures		7,888,674		7,786,498		7,743,296
Corporate bonds		1,301,289		1,287,870		1,270,794
Beneficiary certificates				1,046,333		1,096,182
Others				4,326,866		4,340,144

				16,103,622		16,101,718

<In foreign currencies>
Equity securities				2,269		2,481
Bonds and others		127,917		135,125		124,220

				137,394		126,701

			(Won)	16,241,016	(Won)	16,228,419

<2006>	Face value		Acquisition cost		Fair value
<In local currency>
Equity securities			(Won)	811,367	(Won)	823,966
Government bonds	(Won)	1,568,251		1,543,067		1,552,580
Financial debentures		5,688,084		5,583,114		5,586,487
Corporate bonds		470,455		470,996		466,115
Beneficiary certificates				946,898		988,528
Others				3,255,148		3,272,385

				12,610,590		12,690,061

<In foreign currencies>
Equity securities				62,101		62,599
Bonds and others		81,091		118,228		117,057

				180,329		179,656

			(Won)	12,790,919	(Won)	12,869,717

5.	AVAILABLE-FOR-SALE SECURITIES

(1)	Available-for-sale securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
<In local currency>
Equity securities	(Won)	4,760,991	(Won)	4,380,376
Capital contributions		297,725		142,055
Government bonds		1,573,655		1,106,516
Financial debentures		10,877,690		11,221,898
Corporate bonds		1,382,835		2,149,046
Beneficiary certificates		1,211,680		1,535,085
Others		125,931		57,796

		20,230,507		20,592,772

<In foreign currencies>
Equity securities		182,054		72,280
Bonds		1,427,042		1,772,529
Beneficiary Certificates		3,441		20,778
Others		—		1,893

		1,612,537		1,867,480

	(Won)	21,843,044	(Won)	22,460,252

(2)	Equity securities in available-for-sale securities as of December 31, 2007 and 2006 are as follows (Korean won in millions, shares in thousands):

<2007>	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Book value
<Marketable equity Securities>
POSCO	872	1.0	(Won)	367,024	(Won)	501,324
Daewoo Engineering & Construction Co., Ltd.	13,559	4.1		255,944		308,618
KP Chemical Corporation	8,167	8.4		16,342		53,493
Ssangyong Cement Industry Co., Ltd	850	1.1		14,275		13,765
Hynix Semiconductor Inc.	39,918	9.2		152,309		1,042,408
Hyundai Eng. & Const. Co., Ltd.	8,334	14.5		232,204		1,190,354
Hyundai Corporation (*1)	5,070	22.7		68,589		103,497
Shinhan Financial Group.	1,258	0.3		72,591		67,307
SK Networks Co., Ltd.	11,009	4.4		47,265		231,314
Hu-Chems	605	2.8		8,984		11,635
Others	—	—		124,636		230,657

				1,360,162		3,754,372

<Non-marketable securities>
Stocks subject to fair value valuation:
SK Networks Co., Ltd. (preferred stock)	271	0.1		10,003		22,184
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.4		22,338		6,945
Daewoo Electronics Corp.	5,747	5.4		13,695		3,404
Kocref-Cr-Reit 6	3,800	14.5		19,000		18,795
New Airport Hiway Co., Ltd.	923	2.1		5,072		13,238
Korea Securities Finance Corporation	9,419	13.8		47,968		63,087
Korea Housing Guarantee Co., Ltd.	6,899	1.1		10,014		27,665
Hyundai Merchant Marine Co., Ltd. (preferred stock)	3,334	2.2		50,005		50,628
Kumho Life Insurance Co., Ltd.	2,109	5.0		10,545		32,626
Korea Exchange	1,000	5.0		6,616		116,862
Korea Securities Computer Corporation	218	4.1		1,097		5,565
Korea Infrastructure fund 2	7,277	15.3		34,208		72,785
Kocref NPS Cr-Reit 2	6,000	13.3		30,000		43,860
Others	—	—		98,539		139,454
Stocks not subject to fair value valuation:
Samsung Life Insurance Co., Ltd.	555	2.8		159,262		159,262
Kyongnam Trading Inc.,	60	10.0		300		300
KiHyup Technology Banking Corp.	400	6.9		2,000		2,000
KIDB Bonds Brokerage Corp.	100	8.0		500		500
Kyobo Investment Trust Management	300	5.0		1,500		1,500
Delta Invest Management Advisory Co., Ltd.	55	6.7		550		550
Paragon Management Advisory Co., Ltd.	106	17.2		630		630
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300
Hungkuk Investment Trust Management Co., Ltd.	100	5.0		500		500
My Asset Invest Management Advisory Co., Ltd.	230	7.5		1,150		1,150
I Venture Investment Co., Ltd.	140	7.0		383		383
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
DOBEsys.Inc	6	10.3		1,200		1,200
KSEnergy Corporation	4,017	7.2		5,959		5,959
Reality Advisors Korea	200	14.3		1,000		1,000
Capital Partner	100	7.1		500		500
Others	—	—		261,378		212,787

				797,212		1,006,619

			(Won)	2,157,375	(Won)	4,760,991

(*1)	Not accounted for using the equity method of accounting since the investee is under corporate restructuring by an agreement with credit committee.

<2006>	Number of shares owned	Percentage of ownership (%)	Acquisition cost		Book value
<Marketable equity Securities>
POSCO	436	0.2	(Won)	104,019	(Won)	134,704
Daewoo Engineering & Construction Co., Ltd.	14,123	4.1		258,448		255,366
Daewoo International Corporation	1,875	2.0		4,602		62,910
KP Chemical Corporation	8,383	8.6		17,256		37,138
Kocref-Cr-Reit 1 (*1)	4,100	15.4		20,500		41,000
Hynix Semiconductor Inc.	42,054	13.2		152,309		1,351,528
Hyundai Eng. & Const. Co., Ltd.	15,952	14.4		232,204		759,514
Hyundai Corporation (*2)	5,070	22.7		68,589		96,790
LG Card Co., Ltd.	10,204	8.1		93,037		676,065
SK Networks Co., Ltd.	11,009	4.6		47,265		253,664
Hu-Chems	1,197	5.6		17,785		19,561
Others	—	—		102,669		125,675

				1,118,683		3,813,915

<Non-marketable securities>
Stocks subject to fair value valuation;
SK Networks Co., Ltd. (preferred stock)	672	0.3		24,809		45,535
Korea Aerospace Industries Ltd. (preferred stock)	2,006	2.4		22,338		6,965
Daewoo Electronics Corp.	5,741	5.4		13,672		6,728
Kocref-Cr-Reit 6	3,800	14.5		19,000		19,889
New Airport Hiway Co., Ltd.	923	2.1		5,072		13,077
Korea Securities Finance Corporation	5,313	7.8		27,203		33,534
Korea Housing Guarantee Co., Ltd.	5,147	0.8		5,753		21,220
Hyundai Merchant Marine Co., Ltd.	3,334	2.2		50,005		50,768
Kumho Life Insurance Co., Ltd.	2,109	5.0		10,545		26,871
Others	—	—		81,141		112,317

Stocks not subject to fair value valuation;
Samsung Life Insurance Co., Ltd.	555	2.8		159,262		159,262
Kyongnam Trading Inc.	60	10.0		300		300
ChonNam Corporation Co., Ltd.	60	9.8		300		300
Korea Securities Computer Corporation	218	4.1		1,097		1,097
The Korea Economic Daily	270	1.4		1,465		1,465
Korea Securities Depository	163	2.7		1,436		1,436
Korea Exchange	1,000	5.0		6,616		6,616
KiHyup Technology Banking Corp.	400	6.9		2,000		2,000
KIDB Bonds Brokerage Corp.	200	16.0		1,000		1,000
I Investment Trust Management	100	3.2		500		500
Kyobo Investment Trust Management	300	5.0		1,500		1,500
Delta Invest Management Advisory Co., Ltd.	55	7.1		550		550
Paragon Management Advisory Co., Ltd.	106	17.2		630		630
Hangaram Management Advisory Co., Ltd.	30	10.0		300		300
My Asset Invest Management Advisory Co., Ltd.	230	7.5		1,150		1,150
I Venture Investment Co., Ltd.	140	7.0		406		406
MVP Capital Co., Ltd.	200	9.6		1,000		1,000
Final Data Inc.	67	1.3		323		323
Reality Advisors Korea	200	14.3		1,000		1,000
Capital Partner	100	7.1		500		500
Others	—	—		93,888		48,222

				534,761		566,461

			(Won)	1,653,444	(Won)	4,380,376

(*1)	Not accounted for using the equity method of accounting since the Company and its subsidiaries have no voting rights.
(*2)	Not accounted for using the equity method of accounting since the investee is under corporate restructuring by an agreement with credit committee.

(3)	Capital contribution in available-for-sale securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
	Percentage of ownership (%)	Book value		Percentage of ownership (%)	Book value
Stock Market Stabilization Fund	8.8	(Won)	53	8.8	(Won)	53
Contributions to Fund for Consolidation of Bad Debts	1.3		50,500	—		—
Korea Asset Management Corp.	5.1		18,533	4.8		13,473
LG Investment Seventh Fund	8.0		710	8.0		710
Macquarie Opportunities	8.5		37,295	8.9		32,486
Consus Investment 3rd Private Equity Fund	19.6		13,463	19.6		15,355
KTB 2005 Private Equity Fund	14.7		13,713	14.6		10,698
KTB 2006 Private Equity Fund	3.2		8,355	3.2		8,000
Others	—		155,103	—		61,280

		(Won)	297,725		(Won)	142,055

(4)	Debt securities in available-for-sale securities in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	(Won)	1,599,213	(Won)	1,602,737	(Won)	1,584,394	(Won)	1,573,655
Financial debentures		11,019,284		10,911,342		10,960,061		10,877,690
Corporate bonds		1,482,359		1,404,205		1,387,372		1,382,835

	(Won)	14,100,856	(Won)	13,918,284	(Won)	13,931,827	(Won)	13,834,180

<2006>	Face value		Acquisition cost		Amortized cost		Book value
Government bonds	(Won)	1,120,122	(Won)	1,139,415	(Won)	1,116,689	(Won)	1,106,516
Financial debentures		11,346,482		11,168,835		11,242,360		11,221,898
Corporate bonds		2,163,827		2,177,010		2,157,604		2,149,046

	(Won)	14,630,431	(Won)	14,485,260	(Won)	14,516,653	(Won)	14,477,460

(5)	Beneficial certificates in available-for-sale securities in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007				2006
	Acquisition cost		Fair value		Acquisition cost		Fair value
Daehan Investment Trust Management	(Won)	—	(Won)	—	(Won)	50,000	(Won)	52,139
Woori CS Asset Management		357,970		367,430		430,273		467,121
I Investment Trust Management		—		—		50,000		50,061
Korea Investment Trust Management		3,000		3,225		53,000		54,065
Hanil Investment Trust Management		—		2		—		13
CJ Investment Trust Management		30,000		35,571		—		—
TongYang Investment Trust Management		25,000		25,033		9,170		9,571
Kyobo Investment Trust Management		8,672		7,155		90,013		90,212
Yurie Asset Management		50,000		50,187		50,000		50,557
Others		626,179		723,077		699,795		761,346

	(Won)	1,100,821	(Won)	1,211,680	(Won)	1,432,251	(Won)	1,535,085

(6)	Other available-for-sale securities in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007				2006
	Acquisition cost		Fair value		Acquisition cost		Fair value
Bills bought in local currency	(Won)	105,186	(Won)	101,916	(Won)	11,356	(Won)	11,356
Others		1,011		24,015		9,636		46,440

	(Won)	106,197	(Won)	125,931	(Won)	20,992	(Won)	57,796

(7)	Available-for-sales securities in foreign currencies as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Face value		Acquisition cost		Fair value		Book value
Equity securities			(Won)	182,464	(Won)	182,054	(Won)	182,054
Bonds	(Won)	1,944,499		1,964,723		1,427,042		1,427,042
Beneficiary certificates				23,481		3,441		3,441

			(Won)	2,170,668	(Won)	1,612,537	(Won)	1,612,537

<2006>	Face value		Acquisition cost		Fair value		Book value
Equity securities			(Won)	68,795	(Won)	72,280	(Won)	72,280
Bonds	(Won)	1,829,161		1,740,287		1,772,529		1,772,529
Beneficiary certificates				20,778		20,778		20,778
Others				1,006		1,893		1,893

			(Won)	1,830,866	(Won)	1,867,480	(Won)	1,867,480

6.	HELD-TO-MATURITY SECURITIES

Held-to-maturity securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<Bonds in local currency>
Government bonds	(Won)	2,373,871	(Won)	2,269,130	(Won)	2,329,081	(Won)	2,290,751
Financial debentures		4,425,000		4,422,567		4,421,184		4,383,401
Corporate bonds		1,288,200		1,307,643		1,291,126		1,275,781

		8,087,071		7,999,340		8,041,391		7,949,933
<Bonds in foreign currencies>		143,765		143,661		145,933		145,933
<Loaned securities>		12,617		12,497		12,497		12,328

	(Won)	8,243,453	(Won)	8,155,498	(Won)	8,199,821	(Won)	8,108,194

<2006>	Face value		Acquisition cost		Amortized cost (book value)		Fair value
<Bonds in local currency>
Government bonds	(Won)	2,734,424	(Won)	2,610,878	(Won)	2,674,668	(Won)	2,666,069
Financial debentures		4,345,327		4,333,900		4,338,391		4,333,753
Corporate bonds		1,458,700		1,478,221		1,467,231		1,458,485

		8,538,451		8,422,999		8,480,290		8,458,307
<Bonds in foreign currencies>		136,946		136,907		136,739		136,739
<Loaned securities>		19,673		19,673		19,673		19,683

	(Won)	8,695,070	(Won)	8,579,579	(Won)	8,636,702	(Won)	8,614,729

7.	STRUCTURED SECURITIES AND PRIVATE EQUITY FUNDS

(1)	Structured securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>
Convertible bonds	(Won)	470	(Won)	470	Stock price deflation
Bonds with warrants		2,054		433	”
Market index funds		1,825,642		1,397,878	Market index deflation

		1,828,166		1,398,781

<Structured securities related to credit risk>
Credit linked notes		28,146		25,047	Credit risk of credit linked underlying assets
Asset backed securities		872,647		390,047
Others		55,774		48,191	”

		956,567		463,285

<Structured securities related to interest rate>
CMS linked notes		110,000		109,436	Fluctuation on spread of swap interest rate

	(Won)	2,894,733	(Won)	1,971,502

<2006>	Face value		Fair value (book value)		Inherent risks
<Structured securities related to stock>
Convertible bonds	(Won)	10,229	(Won)	10,586	Stock price deflation
Bonds with warrants		2,054		395	”
Market index funds		2,191,869		2,164,637	Market index deflation

		2,204,152		2,175,618

<Structured securities related to credit risk>
Credit linked notes		27,888		27,853	Credit risk of credit linked underlying assets
Asset backed securities		301,674		300,473	”
Others		85,618		86,832	”

		415,180		415,158

<Structured securities related to interest rate>
CMS linked notes		18,592		18,592	Fluctuation on spread of swap interest rate

	(Won)	2,637,924	(Won)	2,609,368

(2)	Private equity funds and entrusted assets to investment as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Due from banks	(Won)	368,364	(Won)	195,459
Securities		1,016,034		1,170,626
Call loans		279,380		322,105
Other assets		24,077		49,242
Derivative assets		492		275

Total assets		1,688,347		1,737,707

Other liabilities		95,880		54,158
Derivative liabilities		123		251

Total liabilities		96,003		54,409

Total net assets	(Won)	1,592,344	(Won)	1,683,298

8.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2007 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2007		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2007
BC Card	(Won)	11,668	(Won)	60,746	(Won)	11,393	(Won)	(1,184)	(Won)	70,955
Korea Finance Security		758		2,443		625		(55)		3,013
Korea Credit Bureau		4,500		3,530		(143)		(216)		3,171
Woori Service Networks Co., Ltd.		24		53		31		(2)		82
Woori SME Asset Securitization Specialty		273		86		140		—		226
Woori SME First ABS Co., Ltd.		415		269		64		—		333
Woori Private Equity Fund		128,296		—		2,212		126,323		128,535
Connacht Capital		17,897		25,923		—		(25,923)		—
Athena Venture Fund		13,175		9,733		11,607		(14,709)		6,631
Sempio Foods Company		22,915		16,696		1,783		6,611		25,090
Seoul Lakeside Co.,Ltd.		270,000		—		(18,713)		270,000		251,287
Woori F&I Fourth Asset Securitization Specialty		33		172		6		(178)		—
Woori F&I Fifth Asset Securitization Specialty		9,035		—		1,783		8,481		10,264
Woori F&I Sixth Asset Securitization Specialty		4,849		—		(91)		450		359
Woori F&I Seventh Asset Securitization Specialty		5,175		—		(78)		5,167		5,089
Woori SB First Asset Securitization Specialty		9,339		—		215		48		263
Woori SB Third Asset Securitization Specialty		11,274		9,906		631		(7,600)		2,937
Woori SB Fifth Asset Securitization Specialty		7,373		14,178		1,692		(8,298)		7,572
Woori SB Sixth Asset Securitization Specialty		6,977		9,343		2,957		(5,628)		6,672
Woori SB Seventh Asset Securitization Specialty		3,608		9,637		924		(4,414)		6,147
Woori SB Eighth Asset Securitization Specialty		2,787		—		582		2,576		3,158
Woori BC Pegasus Asset Securitization Specialty		2,908		650		(668)		18		—
Woori Marine First Asset Securitization Specialty		1,469		910		(21)		(889)		—
Woori Marine Second Asset Securitization Specialty		1,679		2,644		199		(1,075)		1,768
Woori Marine Third Asset Securitization Specialty		5,952		7,745		1,669		(3,669)		5,745
Woori Stream First Asset Securitization Specialty		5,270		7,988		3,654		(5,525)		6,117
Woori Stream Second Asset Securitization Specialty		5,154		—		1,333		3,036		4,369
Woori Stream Third Asset Securitization Specialty		3,664		—		(523)		4,330		3,807
Woori Stream Fourth Asset Securitization Specialty		6,850		—		(30)		5,349		5,319
Hiking-Woori Capital		230		—		(597)		597		—
Woori-Consus		227		—		(23)		206		183

	(Won)	563,774	(Won)	182,652	(Won)	22,613	(Won)	353,827	(Won)	559,092

(2)	Valuation of investment equity securities accounted for using the equity method of accounting for the year ended December 31, 2006 are as follows (Korean won in millions):

	Acquisition cost		Jan. 1, 2006		Gain (loss) on valuation		Other increase (decrease)		Dec. 31, 2006
BC Card	(Won)	11,668	(Won)	56,443	(Won)	5,682	(Won)	(1,379)	(Won)	60,746
Korea Finance Security		758		2,389		459		(405)		2,443
Korea Credit Bureau		4,500		3,981		(451)		—		3,530
Woori First Private Equity Fund		22,469		27,751		(4,936)		(22,815)		—
Woori Service Networks Co., Ltd.		24		24		29		—		53
Woori SME Asset Securitization Specialty		273		218		(132)		—		86
Woori SME First ABS Co., Ltd.		415		370		(101)		—		269
Woori Private Equity Fund		1,613		—		(1,613)		1,613		—
Connacht Capital		17,897		24,754		3,362		(2,193)		25,923
Athena Venture Fund		13,175		11,533		42		(1,842)		9,733
Sempio Foods Company		16,138		—		398		16,298		16,696
Woori LB Third Asset Securitization Specialty		—		1,329		(3)		(1,326)		—
Woori F&I Fourth Asset Securitization Specialty		33		50		243		(121)		172
Woori SB First Asset Securitization Specialty		9,339		1,120		(1,133)		13		—
Woori SB Second Asset Securitization Specialty		—		472		19,993		(20,465)		—
Woori SB Third Asset Securitization Specialty		11,274		15,742		1,278		(7,114)		9,906
Woori SB Fifth Asset Securitization Specialty		7,373		21,154		(6,827)		(149)		14,178
Woori SB Sixth Asset Securitization Specialty		6,977		—		2,389		6,954		9,343
Woori SB Seventh Asset Securitization Specialty		3,608		—		6,041		3,596		9,637
Woori BC Pegasus Asset Securitization Specialty		2,908		1,344		(694)		—		650
Woori Marine First Asset Securitization Specialty		1,469		1,620		116		(826)		910
Woori Marine Second Asset Securitization Specialty		1,679		757		1,887		—		2,644
Woori Marine Third Asset Securitization Specialty		5,952		11,030		(487)		(2,798)		7,745
Woori Stream First Asset Securitization Specialty		5,270		—		2,831		5,157		7,988

	(Won)	144,812	(Won)	182,081	(Won)	28,373	(Won)	(27,802)	(Won)	182,652

9.	CLASSIFICATION OF SECURITIES

(1)	Securities in foreign currencies by country as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Korea	(Won)	100,108	79.01	(Won)	176,463	98.22
United States		4,744	3.74		—	—
Other		21,849	17.24		3,193	1.78

		126,701			179,656

<Available-for-sales securities>
Korea		297,438	18.45		222,284	11.90
United States		209,617	13.00		291,385	15.60
Cayman islands		370,175	22.96		693,179	37.12
China		—	—		22,158	1.19
United Kingdom		—	—		33,867	1.81
Philippines		1,501	0.09		1,487	0.08
Other		733,806	45.51		603,120	32.30

		1,612,537			1,867,480

<Held-to-maturity securities>
Korea		31,483	21.57		53,554	39.16
United States		18,719	12.83		19,033	13.92
Indonesia		95,731	65.60		64,152	46.92

		145,933			136,739

<Investments accounted for using equity method of accounting>
United States		6,631	97.31		9,733	27.30
Malaysia		—	—		25,923	72.70
China		183	2.69		—	—

		6,814			35,656

	(Won)	1,891,985		(Won)	2,219,531

(2)	Securities by type as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	(Won)	378,679	2.35	(Won)	2,625	2.07	(Won)	381,304	2.35
Floating rate bonds		197,932	1.23		7,959	6.28		205,891	1.27
Fixed rate bonds		10,169,092	63.16		113,960	89.94		10,283,052	63.36
Beneficiary certificates		1,156,656	7.18		1,881	1.48		1,158,537	7.14
Other		4,199,359	26.08		276	0.22		4,199,635	25.88

	(Won)	16,101,718		(Won)	126,701		(Won)	16,228,419

<Available-for-sales securities>
Securities	(Won)	4,760,991	23.53	(Won)	182,054	11.29	(Won)	4,943,045	22.63
Capital contribution		297,725	1.47		—	—		297,725	1.36
Floating rate bonds		1,026,645	5.07		691,413	42.88		1,718,058	7.87
Fixed rate bonds		12,857,512	63.56		735,158	45.59		13,592,670	62.23
Convertible bonds		—	—		470	0.03		470	—
Beneficiary certificate		1,211,680	5.99		—	—		1,211,680	5.55
Other		75,954	0.38		3,442	0.21		79,396	0.36

	(Won)	20,230,507		(Won)	1,612,537		(Won)	21,843,044

<Held-to-maturity securities>
Floating rate bonds	(Won)	174,700	2.17	(Won)	31,483	21.57	(Won)	206,183	2.51
Fixed rate bonds		7,879,188	97.83		114,450	78.43		7,993,638	97.49

	(Won)	8,053,888		(Won)	145,933		(Won)	8,199,821

<2006>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Securities	(Won)	823,966	6.49	(Won)	62,599	34.84	(Won)	886,565	6.89
Floating rate bonds		60,829	0.48		27,980	15.57		88,809	0.69
Fixed rate bonds		7,544,353	59.45		83,900	46.71		7,628,253	59.27
Beneficiary certificates		988,528	7.79		—	—		988,528	7.68
Other		3,272,385	25.79		5,177	2.88		3,277,562	25.47

	(Won)	12,690,061		(Won)	179,656		(Won)	12,869,717

<Available-for-sales securities>
Securities	(Won)	4,380,376	21.27	(Won)	72,280	3.87	(Won)	4,452,656	19.82
Capital contribution		142,055	0.69		—	—		142,055	0.63
Floating rate bonds		1,702,521	8.27		1,274,417	68.24		2,976,938	13.25
Fixed rate bonds		12,774,939	62.04		487,526	26.11		13,262,465	59.05
Convertible bonds		—	—		10,586	0.57		10,586	0.05
Beneficiary certificate		1,535,085	7.45		20,778	1.11		1,555,863	6.93
Other		57,796	0.28		1,893	0.10		59,689	0.27

	(Won)	20,592,772		(Won)	1,867,480		(Won)	22,460,252

<Held-to-maturity securities>
Floating rate bonds	(Won)	301,400	3.55	(Won)	53,554	39.17	(Won)	354,954	4.11
Fixed rate bonds		8,198,563	96.45		83,185	60.83		8,281,748	95.89

	(Won)	8,499,963		(Won)	136,739		(Won)	8,636,702

(3)	Bonds by issuer and others by industry as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	353,031	6.07	(Won)	531	11.11	(Won)	353,562	6.08
Construction		109,954	1.89		—	—		109,954	1.89
Retail		22,035	0.38		—	—		22,035	0.38
Finance & insurance		4,670,183	80.31		1,599	33.44		4,671,782	80.27
Others		659,802	11.35		2,652	55.45		662,454	11.38

	(Won)	5,815,005		(Won)	4,782		(Won)	5,819,787

Bonds:
Government & Government owned corporate	(Won)	2,038,641	19.82	(Won)	—	—	(Won)	2,038,641	19.59
Financial institutions		7,043,324	68.47		7,959	6.53		7,051,283	67.74
Corporations		1,192,334	11.59		113,960	93.47		1,306,294	12.55
Others		12,414	0.12		—	—		12,414	0.12

	(Won)	10,286,713		(Won)	121,919		(Won)	10,408,632

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	1,628,608	25.46	(Won)	—	—	(Won)	1,628,608	24.74
Construction		1,542,769	24.12		—	—		1,542,769	23.44
Retail		429,486	6.71		—	—		429,486	6.53
Finance & insurance		2,298,072	35.93		182,030	98.13		2,480,102	37.68
Others		497,392	7.78		3,465	1.87		500,857	7.61

	(Won)	6,396,327		(Won)	185,465		(Won)	6,581,822

Bonds:
Government & Government owned corporate	(Won)	7,924,581	57.28	(Won)	48,704	3.42	(Won)	7,973,285	52.25
Financial institutions		5,474,968	39.58		934,769	65.50		6,409,737	42.00
Corporations		64,506	0.46		238,211	16.69		302,717	1.98
Others		370,125	2.68		205,358	14.39		575,483	3.77

	(Won)	13,834,180		(Won)	1,427,042		(Won)	15,261,222

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	5,982,115	74.28	(Won)	98,242	67.32	(Won)	6,070,357	74.25
Financial institutions		1,587,398	19.71		24,400	16.72		1,611,798	19.65
Corporations		72,984	0.90		4,572	3.13		77,556	0.95
Others		411,391	5.11		18,719	12.83		430,110	5.25

	(Won)	8,053,888		(Won)	145,933		(Won)	8,199,821

<Market index funds>
Financial institutions	(Won)	1,397,878	100.00	(Won)	—	—	(Won)	1,397,878	100.00

<2006>	In local currency			In foreign currencies			Total
	Amount		Ratio (%)	Amount		Ratio (%)	Amount		Ratio (%)
<Trading securities>
Others excluding bonds:
Manufacturing	(Won)	449,771	8.85	(Won)	44,054	46.01	(Won)	493,825	9.53
Construction		15,430	0.30		—	—		15,430	0.30
Retail		16,858	0.33		—	—		16,858	0.33
Finance & insurance		4,382,666	86.19		23,721	24.77		4,406,387	85.05
Others		220,154	4.33		27,980	29.22		248,134	4.79

	(Won)	5,084,879		(Won)	95,755		(Won)	5,180,634

Bonds:
Government & Government owned corporate	(Won)	981,646	12.91	(Won)	—	—	(Won)	981,646	12.77
Financial institutions		6,311,566	82.99		56,976	67.91		6,368,542	82.82
Corporations		311,970	4.10		—	—		311,970	4.06
Others		—	—		26,925	32.09		26,925	0.35

	(Won)	7,605,182		(Won)	83,901		(Won)	7,689,083

<Available-for-sales securities>
Others excluding bonds:
Manufacturing	(Won)	1,616,425	26.43	(Won)	2,200	2.32	(Won)	1,618,625	26.06
Construction		1,014,794	16.60		—	—		1,014,794	16.34
Retail		466,585	7.63		—	—		466,585	7.51
Finance & insurance		2,531,380	41.39		92,750	97.68		2,624,130	42.26
Others		486,128	7.95		—	—		486,128	7.83

	(Won)	6,115,312		(Won)	94,950		(Won)	6,210,262

Bonds:
Government & Government owned corporate	(Won)	8,457,967	58.42	(Won)	110,864	6.25	(Won)	8,568,831	52.73
Financial institutions		5,783,025	39.94		351,526	19.83		6,134,551	37.75
Corporations		196,468	1.36		350,368	19.77		546,836	3.37
Others		40,000	0.28		959,772	54.15		999,772	6.15

	(Won)	14,477,460		(Won)	1,772,530		(Won)	16,249,990

<Held-to-maturity securities>
Government & Government owned corporate	(Won)	5,995,221	70.53	(Won)	85,403	62.46	(Won)	6,080,624	70.41
Financial institutions		2,397,505	28.21		19,964	14.60		2,417,469	27.99
Corporations		70,937	0.83		—	—		70,937	0.82
Others		36,300	0.43		31,372	22.94		67,672	0.78

	(Won)	8,499,963		(Won)	136,739		(Won)	8,636,702

<Market index funds>
Financial institutions	(Won)	2,164,637	100.00	(Won)	—	—	(Won)	2,164,637	100.00

(4)	Securities in foreign currencies by currency as of December 31, 2007 and 2006 are as follows (Korean won in millions, U.S. dollars in thousands, EUROs in thousands, Japanese yen in millions, Hong Kong dollars in thousands, Chinese yuan in thousands and Indonesia Rupiah in millions):

<2007>	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent
<Available-for-sales securities>
Equity securities	USD	100,006	US$	100,006	(Won)	93,826
	EUR	27,342		40,254		37,766
	JPY	47,116		41,849		39,263
	HKD	93,120		11,937		11,199
Bonds	USD	1,370,853		1,370,853		1,286,135
	EUR	99,290		146,180		137,146
	CNY	29,281		4,009		3,761
Beneficiary Certificates	EUR	2,492		3,669		3,441

			US$	1,718,757	(Won)	1,612,537

<Held-to-maturity securities>
Bonds	USD	53,509	US$	53,509	(Won)	50,202
	IDR	958,268		102,037		95,731

			US$	155,546	(Won)	145,933

<2006>	Currencies	Amounts in currencies	Translation to USD		Korean won equivalent
<Available-for-sales securities>
Equity securities	USD	36,698	US$	36,698	(Won)	34,114
	EUR	14,797		19,456		18,086
	JPY	1,144		9,621		8,944
	HKD	93,120		11,980		11,136
Bonds	USD	1,770,654		1,770,654		1,646,000
	EUR	103,522		136,111		126,529
Beneficiary Certificates	EUR	17,000		22,352		20,778
Others	USD	2,035		2,035		1,893

			US$	2,008,907	(Won)	1,867,480

<Held-to-maturity securities>
Bonds	USD	72,860	US$	72,860	(Won)	67,730
	IDR	623,436		74,235		69,009

			US$	147,095	(Won)	136,739

10.	MATURITY OF DEBT SECURITIES

Maturity of debt securities as of December 31, 2007 and 2006 is as follows (Korean won in billions):

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
<Available-for-sales securities>
Book value	(Won)	1,009	(Won)	730	(Won)	1,646	(Won)	9,706	(Won)	1,789	(Won)	381	(Won)	15,261
<Held-to-maturity securities>
Book value		692		409		780		5,904		354		61		8,200
Fair value		692		408		778		5,832		337		61		8,108

<2006>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 5 years		Less than 10 years		More than 10 years		Total
<Available-for-sales securities>
Book value	(Won)	1,411	(Won)	1,817	(Won)	4,105	(Won)	7,411	(Won)	921	(Won)	585	(Won)	16,250
<Held-to-maturity securities>
Book value		358		1,620		1,038		5,391		200		30		8,637
Fair value		358		1,620		1,040		5,364		203		30		8,615

11.	LOSS ON IMPAIRMENT OF SECURITIES AND RECOVERY OF IMPAIRMENT

(1)	Loss on impairment of available-for-sale for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
<Available-for-sales securities>
Equity securities:
Realid Technology Co., Ltd.	(Won)	700	Kimhae CCI Credit Union	(Won)	10
STARVANKOREA		84	The Korea Economic Daily		35
I Venture Investment Co., Ltd.		23	I Venture Investment Co., Ltd.		294
Daewoo Electronics Corp..		3,244	Korea Asset Trust Investment Co., Ltd.		62
Inkel Corp.		1,092	Sannaedle Co., Ltd.		44
Miraecity.com Co., Ltd.		36	Miraecity.com Co., Ltd.		414
Hanbit Electronics Co., Ltd.		500	Tong Il Industries Co., Ltd.		10
Pantech		3,328	Erae I&C Co., Ltd.		156
Hyundai IT Corp.		4,964	STARVANKOREA		616
Chon Nam Corporation Co., Ltd.		300	Atec Engineering Co., Ltd.		510
Others		42	Trigem Computer Inc.		68
			Thrunet Shopping Inc.		80
			Inance		300
Debt securities:
Bonds in foreign currencies related to CDO (*1)		419,191
ANCHOR STONE FUND		20,040

	(Won)	453,544		(Won)	2,599

(*1)	Woori Bank has invested in Collateralized Debt Obligations (“CDO”), of which the face value is amounted to USD 1,090 million. Of this amount, USD 491 million is attributed to the U.S. “subprime” credit markets where these CDO’s are collateralized by residential mortgage backed securities. As a result of the instability of the U.S. real estate and credit markets, Woori Bank recognized (Won)454.7 billion of loss (loss on valuation of trading securities and available-for-sale securities) for the year ended December 31, 2007 and (Won)78.8 billion as a loss on valuation of available-for-sale securities recorded in accumulated other comprehensive income. Woori Bank expects conditions in the U.S. residential real estate and credit markets to remain uncertain for the foreseeable future, and therefore the future fair value estimate of CDO could differ from that of Woori Bank as of December 31, 2007.

(2)	Recovery of impairment of available-for-sale and held-to-maturity securities for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
<Available-for-sales securities>
Equity securities:
Contributions to Fund for Consolidation of Bad Debts	(Won)	55,560	CJ Investment & Securities	(Won)	1,056
Kyungeun Mutual Saving & Finance		3,103	SSangyong Corporation		1,205
Hyundai Eng. & Const. Co., Ltd.		18,002	Kumho Life Insurance Co., Ltd.		12,588
Sehwa Precision Co., Ltd.		30
Debt securities:
Haitai International Inc.		28	Etronics Corp.		174
Others		742	Daewoo Motor Co., Ltd.		42
			Hicontech Co.,Ltd.		53

	(Won)	77,465		(Won)	15,118

<Held-to-maturity securities>
Debt securities:
Hanvit LSP Finance LTD-SUB	(Won)	1,544	Hanvit LSP Finance LTD-SUB	(Won)	16,069

12.	LOANS AND ALLOWANCES FOR POSSIBLE LOAN LOSSES

(1)	Classification of loans subject to allowance for possible loan losses as of December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	2,719	(Won)	12	(Won)	24	(Won)	—	(Won)	—	(Won)	2,755
Credit card accounts		3,242		47		1		27		7		3,324
Bills bought in foreign currencies		4,304		5		6		—		—		4,315
Bills bought in local currency		1,166		—		—		—		—		1,166
Loans in local currency		134,866		1,159		523		224		254		137,026
Loans in foreign currencies		10,403		145		11		1		7		10,567
Factoring receivables		86		—		—		—		—		86
Advances for customers on guarantees		3		1		3		4		7		18
Privately placed bonds		5,357		1		—		—		—		5,358
Loans to be converted to equity securities		—		1		—		50		—		51
Finance leases (Note 19)		264		3		1		5		18		291
Loans for installment		444		6		—		2		—		452
Others		1,462		—		—		—		9		1,471

	(Won)	164,316	(Won)	1,380	(Won)	569	(Won)	313	(Won)	302	(Won)	166,880

<2006>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	2,071	(Won)	9	(Won)	36	(Won)	—	(Won)	—	(Won)	2,116
Credit card accounts		2,325		47		—		26		7		2,405
Bills bought in foreign currencies		4,292		36		28		—		1		4,357
Bills bought in local currency		390		—		—		—		—		390
Loans in local currency		114,019		1,243		616		197		350		116,425
Loans in foreign currencies		8,338		128		46		19		13		8,544
Factoring receivables		104		—		—		—		—		104
Advances for customers on guarantees		3		3		7		4		17		34
Privately placed bonds		5,834		—		—		—		—		5,834
Loans to be converted to equity securities		—		—		—		51		7		58
Finance leases		49		1		2		4		19		75
Others		985		—		—		—		10		995

	(Won)	138,410	(Won)	1,467	(Won)	735	(Won)	301	(Won)	424	(Won)	141,337

(2)	Reconciliation of the loans subject to allowance for the possible loan losses with loans as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		2006
Loans, net of allowance	(Won)	167,635	(Won)	140,855
(+) Allowance for possible loan losses		2,304		2,118
(+) Deferred loan origination fees		91		—

Loans at gross		170,030		142,973

Reconciliation items:
(-) Inter-bank loans		(1,813)		(996)
(-) Bonds purchased under resale agreements		(10)		(201)
(-) Call loans		(1,326)		(439)
(-) Incidental expenses on finance leases		(1)		—

		(3,150)		(1,636)

The loans subject to allowance for possible loan losses	(Won)	166,880	(Won)	141,337

(3)	Classification of allowances for possible loan losses as of December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	23	(Won)	2	(Won)	12	(Won)	—	(Won)	—	(Won)	37
Credit card accounts		49		7		—		16		7		79
Bills bought in foreign currencies		37		1		1		—		—		39
Bills bought in local currency		10		—		—		—		—		10
Loans in local currency		1,250		96		141		121		254		1,862
Loans in foreign currencies		89		25		2		1		7		124
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		—		—		1		2		7		10
Privately placed bonds		46		—		—		—		—		46
Loans to be converted to equity securities		—		—		—		49		—		49
Finance leases		1		—		—		4		18		23
Loans for installment		5		—		—		1		—		6
Others		9		—		—		—		9		18

	(Won)	1,520	(Won)	131	(Won)	157	(Won)	194	(Won)	302	(Won)	2,304

<2006>	Normal		Precautionary		Substandard		Doubtful		Loss		Total
Usance	(Won)	15	(Won)	1	(Won)	11	(Won)	—	(Won)	—	(Won)	27
Credit card accounts		35		7		1		15		7		65
Bills bought in foreign currencies		30		6		13		—		1		50
Bills bought in local currency		3		—		—		—		—		3
Loans in local currency		971		130		137		105		350		1,693
Loans in foreign currencies		58		30		9		9		13		119
Factoring receivables		1		—		—		—		—		1
Advances for customers on guarantees		—		1		2		2		17		22
Privately placed bonds		41		—		—		—		—		41
Loans to be converted to equity securities		—		—		—		51		7		58
Finance leases		1		—		—		4		19		24
Others		5		—		—		—		10		15

	(Won)	1,160	(Won)	175	(Won)	173	(Won)	186	(Won)	424	(Won)	2,118

(4)	The percentages of allowances for possible loan losses to loans subject to allowance for possible loan losses as of December 31, 2007, 2006 and 2004 are as follows (Korean won in billions):

	Loans subject to allowance for possible loan losses		Allowance		Ratio (%)
2007	(Won)	166,880	(Won)	2,304	1.38
2006		141,337		2,118	1.50
2005		106,736		1,705	1.60

(5)	The changes in allowances for possible loan losses for the years ended December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		2006
January 1	(Won)	2,118	(Won)	1,705
Reconciliation items:
Provision for possible loan losses, net of reversal of allowances for possible loan losses		643		574
Increase due to repurchase non-performing loans		—		18
Reversal due to recovery of write-off loans		125		162
Write-off of loans		(466)		(273)
Other		(116)		(68)

December 31	(Won)	2,304	(Won)	2,118

(6)	Classifications of loans in local currency by industry as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		Ratio (%)	2006		Ratio (%)
<Loans for corporate>
Manufacturing	(Won)	22,952	16.57	(Won)	19,635	16.72
Dealing with real estate & leasing		17,332	12.51		12,426	10.58
Retail		9,427	6.80		8,721	7.43
Construction		10,206	7.37		7,173	6.11
Hotel & food		2,947	2.13		2,678	2.28
Transportation, warehouse & telecommunication		1,994	1.44		1,440	1.23
Finance & insurance		3,369	2.43		3,194	2.72
Others		10,573	7.63		6,228	5.31

		78,800			61,495

<Loans for household>		59,751	43.13		55,904	47.62

	(Won)	138,551		(Won)	117,399

(7)	Classification of loans in local currency by customer as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		Ratio (%)	2006		Ratio (%)
<Loans for corporate>
Loans for working capital	(Won)	60,771	43.86	(Won)	49,406	42.08
Loans for equipment capital		13,660	9.86		9,073	7.73
<Loans for household>
Loans for living capital		56,252	40.60		51,697	44.04
Loans for housing capital		3,297	2.38		4,109	3.50
Others		262	0.19		110	0.09
<Loans for public sector & others>
Loans for working capital		2,242	1.62		1,613	1.37
Loans for equipment capital		542	0.39		417	0.36
Interbank loans		1,525	1.10		974	0.83

	(Won)	138,551		(Won)	117,399

(8)	Classification of loans in foreign currencies(including usance) by country as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		Ratio (%)	2006		Ratio (%)
Korea	(Won)	9,278	68.17	(Won)	7,234	67.73
United States		1,554	11.42		1,179	11.03
Japan		300	2.20		216	2.02
China		292	2.15		897	8.40
Others		2,185	16.06		1,155	10.82

	(Won)	13,609		(Won)	10,681

(9)	Significant disposal of loans for the years ended December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Woori Stream Second SPC	(Won)	103	(Won)	34	(Won)	79	(Won)	10
”	Woori SB Eighth SPC		50		11		40		1
”	Korea Asset Management Corporation		126		18		97		(11)
”	Woori Stream Third SPC		67		9		56		(2)
”	Woori Stream Fourth SPC		129		23		109		3
Woori Financial	Hanmi Autoplus First SPC		130		1		133		4

		(Won)	605	(Won)	96	(Won)	514	(Won)	5

<2006>

Seller	Buyers	Nominal amount		Allowance at disposition date		Consideration		Gain (loss) on sale of loans
Woori Bank	Woori SB Sixth Asset Securitization Specialty.	(Won)	209	(Won)	60	(Won)	144	(Won)	(5)
”	Woori Stream First Asset Securitization Specialty		107		19		77		(11)
”	Korea Asset Management Corporation		90		5		71		(14)
”	JP Morgan Chase Bank		24		4		22		2
”	Credit Swiss International		7		—		5		(2)
”	Woori SB Seventh Asset Securitization Specialty		72		2		54		(16)

		(Won)	509	(Won)	90	(Won)	373	(Won)	(46)

13.	RESTRUCTURING OF LOANS

(1)	Restructuring of loans for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

				Restructuring
	Classification	Nominal amount		Discharge		Equity securities		Modification of terms
Hankook Ilbo	Workout	(Won)	39,754	(Won)	—	(Won)	39,754	(Won)	—
Daewoo Electronics Corp.	Workout		46,643		—		—		46,643
Hyundai IT Corp.	Restructuring		20,562		—		13,258		7,304
BOE Hydis Technology Co., Ltd.	Restructuring		20,466		—		5,541		14,925
VK Corporation	Restructuring		3,472		285		2,709		478
Pantech	Workout		13,754		—		13,754		—
Pantech & Curitel	Workout		17,416		—		17,416		—
Nex Display Technology Co., Ltd.	Workout		2,702		—		—		2,702
H.G. Tech.,Co	Workout		1,215		—		—		1,215
Haegang Fenster. Co., Ltd.	Workout		6,593		—		—		6,593

		(Won)	172,577	(Won)	285	(Won)	92,432	(Won)	79,860

				Restructuring
<2006>	Classification	Nominal amount		Discharge		Equity securities		Modification of terms
Trigem Computer Inc.	Court receivership	(Won)	268	(Won)	—	(Won)	137	(Won)	131
Chunyang Industrial Co., Ltd.	Mediation		1,105		—		—		1,105
Myungsan Development	Mediation		648		—		—		648
Daekyung Technos Co., Ltd.	Court receivership		211		211		—		—
Shinwon Information Technology Co., Ltd.	Mediation		781		—		—		781
New Star Digital Co., Ltd.	Mediation		1,500		—		—		1,500

		(Won)	4,513	(Won)	211	(Won)	137	(Won)	4,165

(2)	Loans to be converted to equity securities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp	(Won)	50,363	(Won)	48,617	(Won)	1,746	(Won)	1,746
Others		545		28		517		—

	(Won)	50,908	(Won)	48,645	(Won)	2,263	(Won)	1,746

<2006>	Nominal amount		Allowance		Book value		Fair value of equity securities
Dongkook Corp	(Won)	51,163	(Won)	51,091	(Won)	72	(Won)	2,559
Daewoo Telecom Ltd.		3,200		3,200		—		(*	1)
Kohap Corp.		3,397		3,397		—		(*	1)
Hanmi Capital Co., Ltd.		493		144		349		349

	(Won)	58,253	(Won)	57,832	(Won)	421	(Won)	2,908

(*1)	To be liquidated

14.	FIXED ASSETS

(1)	Fixed assets as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value
Land	(Won)	1,393,695	(Won)	—	(Won)	3,914	(Won)	1,389,781
Buildings		1,185,875		301,822		1,470		882,583
Structures in leased office		248,890		177,932		—		70,958
Equipment and furniture		1,071,191		875,717		—		195,474
Construction in process		51,673		—		—		51,673
Leased assets		104,926		56,621		—		48,305

	(Won)	4,056,250	(Won)	1,412,092	(Won)	5,384	(Won)	2,638,774

<2006>	Acquisition cost		Accumulated depreciation		Accumulated impairment loss		Book value

Land	(Won)	1,383,425	(Won)	—	(Won)	2,675	(Won)	1,383,425
Buildings		1,146,934		267,843		844		878,247
Structures in leased office		210,737		147,406		—		63,331
Equipment and furniture		1,010,410		812,898		—		197,512
Construction in process		21,379		—		—		21,379
Leased assets		55,031		37,534		—		17,497

	(Won)	3,830,591	(Won)	1,265,681	(Won)	3,519	(Won)	2,561,391

(2)	Changes in fixed assets for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007		Acquisition		Business Combination		Disposition		Depreciation		Impairment		Others		Dec. 31, 2007
Land	(Won)	1,383,425	(Won)	10,147	(Won)	2,259	(Won)	(3,773)	(Won)	—	(Won)	(2,290)	(Won)	13	(Won)	1,389,781
Buildings		878,247		38,987		2,580		(3,298)		(33,032)		(983)		82		882,583
Structures in leased office		63,331		38,572		—		(10)		(30,788)		—		(147)		70,958
Equipment and furniture		197,512		118,262		672		(2,668)		(118,180)		—		(124)		195,474
Construction in process		21,379		56,006		—		(23,722)		—		—		(1,990)		51,673
Leased assets		17,497		49,894		—		—		(19,086)		—		—		48,305

	(Won)	2,561,391	(Won)	311,868	(Won)	5,511	(Won)	(33,471)	(Won)	(201,086)	(Won)	(3,273)	(Won)	(2,166)	(Won)	2,638,774

<2006>	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Impairment		Others		Dec. 31, 2007
Land	(Won)	1,354,662	(Won)	9,671	(Won)	(10,152)	(Won)	—	(Won)	(217)	(Won)	29,461	(Won)	1,383,425
Buildings		853,973		24,282		(7,029)		(32,321)		(52)		39,394		878,247
Structures in leased office		51,747		39,353		(43)		(27,420)		—		(306)		63,331
Equipment and furniture		188,613		112,571		(1,570)		(101,722)		—		(380)		197,512
Construction in process		716		60,567		(6,458)		—		—		(33,446)		21,379
Leased assets		23,016		6,580		(1,596)		(10,493)		—		(10)		17,497

	(Won)	2,472,727	(Won)	253,024	(Won)	(26,848)	(Won)	(171,956)	(Won)	(269)	(Won)	34,713	(Won)	2,561,391

(3)	Impairment loss on fixed assets for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Book value		Net realizable value		Impairment Loss		Reason	Decision of net realizable value
Land	(Won)	3,119	(Won)	829	(Won)	2,290	Decrease of fair value	Biding price
Buildings		1,656		673		983	Decrease of fair value	Biding price

	(Won)	4,775	(Won)	1,502	(Won)	3,273

<2006>	Book value		Net realizable value		Impairment Loss		Reason	Decision of net realizable value
Land	(Won)	397	(Won)	180	(Won)	217	Decrease of fair value	Biding price
Buildings		95		43		52	Decrease of fair value	Biding price

	(Won)	492	(Won)	223	(Won)	269

15.	INTANGIBLE ASSETS

(1)	Intangible assets as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Goodwill
The Company	(Won)	182,524	(Won)	71
Woori Bank		3,113		7,084

		185,637		7,155

Negative goodwill		(2,355)		(2,494)
Deferred development cost		84,178		99,585
Software		22,989		28,471
Other intangible assets		118,314		143,753

	(Won)	408,763	(Won)	276,470

(2)	Changes in goodwill and negative goodwill for the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2007		Increase		Amortization		Translation		Dec. 31, 2007
Woori F&I	(Won)	71	(Won)	—	(Won)	(5)	(Won)	—	(Won)	66
Woori Investment Securities		(2,494)		—		139		—		(2,355)
Woori America Bank (*1)		7,084		—		(4,035)		64		3,113
Woori Financial		—		192,152		(9,694)		—		182,458

	(Won)	4,661	(Won)	192,152	(Won)	(13,595)	(Won)	64	(Won)	183,282

(*1)	2nd-tier subsidiary

(3)	Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007		Acquisition		Business combination		Disposition		Amortization		Impairment		Others		Dec. 31, 2007
Goodwill	(Won)	7,155	(Won)	—	(Won)	192,152	(Won)	—	(Won)	( *1)(16,096)	(Won)	—	(Won)	2,426	(Won)	185,637
Negative goodwill		(2,494)		—		—		—		139		—		—		(2,355)
Deferred dev’t cost		99,585		20,640		580		—		(36,803)		(580)		756		84,178
Software		28,471		8,126		—		—		(12,736)		—		(872)		22,989
Others		143,753		16,203		—		(1)		(41,615)		—		(26)		118,314

	(Won)	276,470	(Won)	44,969	(Won)	192,732	(Won)	(1)	(Won)	(107,111)	(Won)	(580)	(Won)	2,284	(Won)	408,763

(*1)	Included amortization of goodwill amounting to (Won)2,362 million, which Woori financial recorded in its financial statement before the acquisition by the Company.

<2006>	Jan. 1, 2006		Acquisition		Disposition		Amortization		Others		Dec. 31, 2006
Goodwill	(Won)	21,871	(Won)	—	(Won)	—	(Won)	(12,918)	(Won)	(1,798)	(Won)	7,155
Negative goodwill		(2,735)		—		—		241		—		(2,494)
Deferred dev’t cost		119,549		14,286		—		(34,250)		—		99,585
Software		29,365		9,982		(69)		(11,489)		682		28,471
Others		42,848		139,838		(211)		(37,765)		(957)		143,753

	(Won)	210,898	(Won)	164,106	(Won)	(280)	(Won)	(96,181)	(Won)	(2,073)	(Won)	276,470

16.	OTHER ASSETS

Other assets as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Intangible assets (Note 15)	(Won)	408,763	(Won)	276,470
Non-operating assets		6,680		2,367
Guarantee deposits		1,245,982		1,129,927
Other accounts receivable		6,349,146		5,701,906
Accrued income		1,017,048		901,301
Prepaid expenses		77,971		71,558
Deferred income tax assets (Note 27)		157,780		31,378
CMA assets		3,114,195		1,423,980
Operating lease assets (Note 19)		179,040		5,013
Accounts receivable on disposal of assets		800		1,650
Derivative instruments assets (Note 35)		2,626,113		1,330,911
Domestic exchange settlements debits		871,915		645,686
Sundry assets		94,804		91,182

		16,150,237		11,613,329
Present value discount		(16,894)		(20,832)

	(Won)	16,133,343	(Won)	11,592,497

17.	INSURANCE

Insurance coverage as of December 31, 2007 and 2006 is as follows (Korean won in millions):

	2007				2006
	Balance of covered assets		Coverage		Balance of covered assets		Coverage
Insurance for losses:
Buildings used for business purposes	(Won)	721,485	(Won)	733,637	(Won)	716,575	(Won)	719,188
Equipment and furniture		231,869		226,600		187,983		303,941
Guarantee deposits		—		—		3,286		2,674
Operating lease assets		170,734		1,043		—		—
Finance leases		236,410		15,608		—		—
Insurance for fire:
Real estate not used for business purposes		—		—		34		34
Equipment and furniture		13,163		18,791		12,177		11,186
Buildings used for business purposes		162,343		166,703		161,700		161,885
Tangible asset overseas		1,258		5,802		2,781		11,371
Structures in leased assets		14,061		19,324		12,024		18,787
Insurance for liability of:
Reparation of directors		—		67,517		—		32,789
Reparation of professionals		—		2,000		—		1,000
Umbrella policy		—		2,110		—		—
Insurance for security of
Employees		—		19,391		—		19,448

	(Won)	1,551,323	(Won)	1,278,526	(Won)	1,096,560	(Won)	1,282,303

18.	COLLATERALIZED ASSETS

Collateralized assets as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	Collateralized assets	2007		2006		Purpose
Bank of Korea	Securities	(Won)	2,631,569	(Won)	3,186,035	Borrowings, settlement risk and other
Lehman Brothers and others	Due from banks in foreign currencies, Securities		426,547		202,352	Trading credit derivatives
Federal Reserve Bank	Securities		3,000		—	Guarantee for FRB discount window
Samsung Securities Co., Ltd. and others	Securities		26,804		36,200	Futures maintenance margin
Samsung futures and others	Securities		204,307		437,643	Futures maintenance margin
Nova Scotia Bank and others	Securities		87,141		95,000	Borrowings in foreign currency
Sumitomo Mitsui Banking Co.	Securities		109,750		90,000	Borrowings in foreign currency
Hana Bank and others	MMDA, Securities		135,315		46,816	Borrowings
Mizuho Corporate Bank	Securities		19,790		80,177	Borrowings in foreign currency
Korea Securities Depository & Trust accounts	Securities		8,240,993		6,022,392	Collateral for customer’s RP
Citibank and others	Land and buildings		144,051		143,345	Leasehold deposits
Korea Securities Financed Corporation and others	Securities		1,000		458,790	Collateral for issuing securities and others
Korea Exchange	Securities		16,000		34,855	Futures option maintenance margin
Wooriswan Co., Ltd.	Securities in foreign currencies		—		108,187	Borrowings in foreign currency
Doosan Capital and others	Due from banks, Securities		3,460		—	Borrowings

		(Won)	12,049,727	(Won)	10,941,792

19.	LEASES

(1)	Operating lease assets

Future minimum lease payments to be received under operating lease contracts as of December 31, 2007 are as follows (Korean won in millions):

	local currency		Foreign currencies		Total
Jan.1.1, 2008 ~ Dec.12.31, 2008	(Won)	68,063	(Won)	—	(Won)	68,063
Jan.1.1, 2009 ~ Dec.12.31, 2009		47,056		—		47,056
Jan.1.1, 2010 ~ Dec.12.31, 2010		13,885		—		13,885
Jan.1.1, 2011 ~ Dec.12.31, 2011		696		—		696

	(Won)	129,700	(Won)	—	(Won)	129,700

(2)	Lease payment receivables under finance lease

The present value of the gross investment and minimum lease payments to be received as of December 31, 2007 are as follows (Korean won in millions):

	local currency		Foreign currencies		Total
Jan.1.1, 2008 ~ Dec.12.31, 2008	(Won)	135,618	(Won)	2,436	(Won)	138,054
Jan.1.1, 2009 ~ Dec.12.31, 2009		93,700		1,765		95,465
Jan.1.1, 2010 ~ Dec.12.31, 2010		74,042		5,259		79,301
Jan.1.1, 2011 ~ Dec.12.31, 2011		9,210		—		9,210
Jan.1.1, 2012 ~ Dec.12.31, 2012		1,273		—		1,273

Gross investment under finance lease		313,843		9,460		323,303
Unearned interest income		(29,835)		(1,613)		(31,448)

Net investment under finance lease		284,008		7,847		291,855

Cancelled finance lease payment receivables						298

Lease payment receivables under finance lease					(Won)	292,153

(3)	Operating lease expenses

Future minimum lease payments to be paid under operating lease contracts as of December 31, 2007 are as follows (Korean won in millions):

	local currency		Foreign currencies		Total
Jan.1.1, 2008 ~ Dec.12.31, 2008	(Won)	6,219	(Won)	—	(Won)	6,219
Jan.1.1, 2009 ~ Dec.12.31, 2009		1,712		—		1,712

	(Won)	7,931	(Won)	—	(Won)	7,931

(4)	Finance lease liabilities

The gross amount and the present value of the minimum lease payments as of December 31, 2007 are as follows (Korean won in millions):

	local currency		Foreign currencies		Total
Jan.1.1, 2008 ~ Dec.12.31, 2008	(Won)	20,112	(Won)	—	(Won)	20,112
Jan.1.1, 2009 ~ Dec.12.31, 2009		20,259		—		20,259
Jan.1.1, 2010 ~ Dec.12.31, 2010		8,554		—		8,554
Jan.1.1, 2011 ~ Dec.12.31, 2011		5,787		—		5,787
Jan.1.1, 2012 ~ Dec.12.31, 2012		4,340		—		4,340

		59,052		—		59,052
Prepaid interest expenses		(5,061)		—		(5,061)

	(Won)	53,991	(Won)	—	(Won)	53,991

20.	DEPOSITS

(1)	Deposits as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Deposits on demand	(Won)	11,769,661	(Won)	11,358,192
Deposits at termination		126,364,219		112,051,504
Deposits on notes payable		5,095,831		4,115,380
Deposits on CMA		3,353,601		1,497,792

	(Won)	146,583,312	(Won)	129,022,868

(2)	Deposits on demand as of December 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Deposits on demand in local currency:
Current deposits	(Won)	609,356	(Won)	685,266
Current deposits for household		37,289		52,479
Demand deposits		3,508,207		3,326,314
Special deposits		3,242,198		3,665,225
Official deposits		755,670		537,163
Deposits for security customer		1,117,803		1,039,054
Others		21,926		3,831

		9,292,449		9,309,332

Deposits on demand in foreign currencies:
Current deposits		811,232		479,564
Demand deposits		1,547,026		1,470,978
Deposits at notice		4,652		19,935
Special deposits		35,009		21,405
Others		79,293		56,978

		2,477,212		2,048,860

	(Won)	11,769,661	(Won)	11,358,192

(3)	Deposits at termination as of December 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Savings deposits in local currency:
Savings deposits	(Won)	15,485,256	(Won)	17,015,721
Money market deposit account		19,069,529		14,640,657
Time deposits		60,330,749		55,230,046
Installment deposits		3,256,258		3,757,604
Long-term savings for housing		1,501,539		1,191,778
Others		66,979		392,247

		99,710,310		92,228,053

Mutual installments
Installment deposits for the loans granted		166,473		201,215
Mutual installment for housing		246,203		321,343

		412,676		522,558

Money in trust		1,807,754		1,867,799

Negotiable certificates of deposits		21,552,651		15,148,249

Saving deposits in foreign currencies:
Time deposits		2,880,378		2,264,365
Installment deposits		450		20,480

		2,880,828		2,284,845

	(Won)	126,364,219	(Won)	112,051,504

(4)	Deposits from other financial institutions as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	6,129,548	(Won)	1,854,112	(Won)	10,263,971	(Won)	18,247,631
Deposits in foreign currencies		29,090		—		—		29,090

	(Won)	6,158,638	(Won)	1,854,112	(Won)	10,263,971	(Won)	18,276,721

<2006>	Banks		Credit specialized financial institutions		Other institutions		Total
Deposits in local currency	(Won)	4,756,476	(Won)	6,159,667	(Won)	3,366,914	(Won)	14,283,057
Deposits in foreign currencies		42,483		—		—		42,483

	(Won)	4,798,959	(Won)	6,159,667	(Won)	3,366,914	(Won)	14,325,540

(5)	Maturities of deposits as of December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	32,561	(Won)	13,493	(Won)	29,388	(Won)	3,890	(Won)	40,724	(Won)	120,056
Deposits in foreign currencies (*2)		2,252		428		609		40		2,053		5,382
Negotiable certificates of deposits (*3)		6,739		6,854		7,629		561		3		21,786

	(Won)	41,552	(Won)	20,775	(Won)	37,626	(Won)	4,491	(Won)	42,780	(Won)	147,224

(*1)	Before eliminating (Won)383 billion of inter-company transactions
(*2)	Before eliminating (Won)24 billion of inter-company transactions
(*3)	Before eliminating (Won)233 billion of inter-company transactions

<2006>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Deposits in local currency (*1)	(Won)	27,700	(Won)	11,590	(Won)	25,689	(Won)	6,764	(Won)	38,168	(Won)	109,911
Deposits in foreign currencies (*2)		1,867		265		343		40		1,819		4,334
Negotiable certificates of deposits (*3)		4,664		4,349		3,686		2,491		1		15,191

	(Won)	34,231	(Won)	16,204	(Won)	29,718	(Won)	9,295	(Won)	39,988	(Won)	129,436

(*1)	Before eliminating (Won)370 billion of inter-company transactions
(*2)	Before eliminating (Won)0.3 billion of inter-company transactions
(*3)	Before eliminating (Won)43 billion of inter-company transactions

21.	BORROWINGS

(1)	Borrowings as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Call money	(Won)	4,002,415	(Won)	3,388,961
Bills sold		158,969		189,589
Bonds sold under repurchase agreements		6,386,475		4,751,142
Borrowings in local currency		7,418,468		6,454,813
Borrowings in foreign currencies		9,201,296		8,618,513
Debentures in local currency		30,238,018		23,687,476
Debentures in foreign currencies		5,193,860		4,093,546
Securities sold		256,236		10,401
Market index funds sold		3,184,579		2,916,766

	(Won)	66,040,316	(Won)	54,111,207

(2)	Borrowings in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	Lender	2007			2006
		Interest rate (%)	Amounts		Interest rate (%)	Amounts
Borrowings from the B.O.K	Bank of Korea	2.8 ~ 3.3	(Won)	932,369	2.8	(Won)	1,363,294
Borrowings from government funds	Small Business Corporation	2.0 ~ 5.2		511,930	2.0 ~ 4.9		542,378
	Ministry of Labor	0.0 ~ 5.0		341,961	0.0 ~ 5.0		316,636
	Ministry of Information and Communication	3.3		135,737	3.0		184,328
	Institute for Information Technology Advancement	2.0 ~ 7.0		19,532	1.4 ~ 6.3		5,123
	Ministry of Commerce, Industry and Energy	3.4 ~ 3.9		33,872	3.4 ~ 3.9		51,385
	Korea Energy Management Corporation	2.0 ~ 3.6		336,053	2.0 ~ 3.0		270,906
	Korea Environment & Resources Corporation	5.0		6,904	4.0		45,102
	Environmental Management Corporation. and others	2.0 ~ 5.0		502,540	0.0 ~ 7.0		509,115

				1,888,529			1,924,973

Others	Seoul City	0.0 ~ 4.0		1,386,466	0.0 ~ 4.0		1,267,638
	Busan City	0.0 ~ 5.1		1,193,712	0.0 ~ 5.1		534,403
	Kwangju City and others	0.0 ~ 6.0		358,507	6.0		349,701
	Ulsan City	1.7 ~ 3.0		27,393	1.7 ~ 2.8		36,051
	Others	0.0 ~ 9.2		1,631,492	0.0 ~ 8.3		978,753

				4,597,570			3,166,546

			(Won)	7,418,468		(Won)	6,454,813

(3)	Borrowings in foreign currencies as of December 31, 2007 and 2006 are as follows:

<2007>	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	0.0 ~ 5.6	US$	735,451	(Won)	689,999
	Foreign financial institution	0.9 ~ 7.7		4,966,882		4,659,929
	Local banks	4.7 ~ 5.7		141,366		132,630
	Others	0.8 ~ 7.7		3,946,894		3,702,976

				9,790,593		9,185,534

Off-shore borrowings in foreign currencies	Sumitomo Mitsui Bank	5.6		5,000		4,691
	Bumiputra-Commerce Bank	5.4		5,000		4,691
	Commonwealth Bank	5.5		6,800		6,380

				16,800		15,762

			US$	9,807,393	(Won)	9,201,296

<2006>	Lender	Interest rate (%)	U.S. dollars		Korean won equivalent
			(In thousands)		(In millions)
Borrowings in foreign currencies	Overdraft	0.0 ~ 5.6	US$	496,789	(Won)	461,818
	Foreign financial institution	0.4 ~ 8.0		3,522,416		3,274,462
	Local banks	0.7 ~ 7.0		1,984,993		1,845,260
	Others	0.0 ~ 7.9		3,261,966		3,032,325

				9,266,164		8,613,865

Off-shore borrowings in foreign currencies	Sumitomo Mitsui Bank	5.6		5,000		4,648

			US$	9,271,164	(Won)	8,618,513

(4)	Debentures as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Debentures in local currency	(Won)	30,285,423	(Won)	23,723,237
Less: discounts		(47,405)		(35,761)

		30,238,018		23,687,476

Debentures in foreign currencies		5,207,244		4,105,311
Add: premiums		165		261
Less: discounts		(13,549)		(12,026)

		5,193,860		4,093,546

	(Won)	35,431,878	(Won)	27,781,022

(5)	Debentures in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
	Face value		Interest rate (%)	Face value		Interest rate (%)
Ordinary bonds	(Won)	26,956,796	3.8 ~ 7.9	(Won)	20,434,450	3.5 ~ 10.1
Subordinated bonds		3,499,643	5.0 ~ 10.3		3,326,595	5.0 ~ 10.3
Convertible bonds		49	0.0		—	—

		30,456,488			23,761,045

Loss on hedging for fair value		(171,065)			(37,808)

	(Won)	30,285,423		(Won)	23,723,237

(6)	Debentures in foreign currencies as of December 31, 2007 and 2006 are as follows (Korean won in millions, U.S. dollars in thousands, Japanese Yen in millions, Hong Kong dollars in thousands, Euro in thousands, Singapore dollars in thousands):

<2007>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,995,000	(Won)	2,809,909	4.2 ~ 6.2
	JPY	255,000		212,499	1.1 ~ 1.6
	HKD	878,000		105,588	3.9 ~ 5.8
	EUR	300,000		414,378	5.2
	SGD	145,000		94,096	2.8 ~ 3.5
Subordinated bonds	USD	1,600,000		1,501,120	4.9 ~ 6.1

				5,137,590

Gain on hedging for fair value				69,654

			(Won)	5,207,244

<2006>	Currencies	Face value in foreign currencies	Korean won equivalent		Interest rate (%)
Ordinary bonds	USD	2,203,000	(Won)	2,047,909	1.6 ~ 8.5
	JPY	20,000		156,366	1.6
	HKD	608,000		72,711	4.3 ~ 4.9
	EUR	300,000		366,672	4.0
Subordinated bonds	USD	1,600,000		1,487,360	4.9 ~ 6.1

				4,131,018

Loss on hedging for fair value				(25,707)

			(Won)	4,105,311

(7)	Borrowings from other financial institutions as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Bank of Korea		General bank		Other financial institutions		Total
Call money	(Won)	—	(Won)	1,118,175	(Won)	2,936,776	(Won)	3,949,875
Bonds sold under repurchase agreements		—		10,950		4,500,270		4,511,220
Borrowings in local currency		932,369		222,077		390,000		1,544,446
Borrowings in foreign currencies		—		4,950,789		4,194,509		9,145,298

	(Won)	932,369	(Won)	6,301,991	(Won)	12,021,555	(Won)	19,255,915

<2006>	Bank of Korea		General bank		Other financial institutions		Total
Call money	(Won)	—	(Won)	1,094,661	(Won)	1,175,700	(Won)	2,270,361
Bonds sold under repurchase agreements		—		—		109,450		109,450
Borrowings in local currency		1,363,294		53,811		547,156		1,964,261
Borrowings in foreign currencies		—		7,627,535		403,885		8,031,420

	(Won)	1,363,294	(Won)	8,776,007	(Won)	2,236,191	(Won)	12,375,492

(8)	Maturities of borrowings as of December 31, 2007 and 2006 are as follows (Korean won in billions):

<2007>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Call money	(Won)	4,002	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	4,002
Bills sold		158		1		—		—		—		159
Bonds sold under repurchase agreements (*1)		3,057		3,015		307		37		—		6,416
Borrowings in local currency (*2)		1,449		280		574		2,094		3,069		7,466
Borrowings in foreign currencies		4,539		2,483		1,477		572		130		9,201
Debentures in local currency		589		3,757		5,104		15,464		5,271		30,285
Debentures in foreign currencies		243		42		557		1,356		3,009		5,207

	(Won)	14,037	(Won)	9,678	(Won)	8,019	(Won)	19,523	(Won)	11,479	(Won)	62,736

(*1)	Before eliminating (Won)29 billion of inter-company transactions
(*2)	Before eliminating (Won)47 billion of inter-company transactions

<2006>	Less than 3 months		Less than 6 months		Less than 1 year		Less than 3 years		More than 3 years		Total
Call money	(Won)	3,389	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	3,389
Bills sold		19		17		—		—		153		189
Bonds sold under repurchase agreements (*1)		4,126		296		329		2		—		4,753
Borrowings in local currency (*2)		1,609		166		451		1,690		2,637		6,553
Borrowings in foreign currencies		3,940		2,927		838		792		122		8,619
Debentures in local currency		720		2,173		3,843		12,785		4,202		23,723
Debentures in foreign currencies		12		—		226		1,007		2,860		4,105

	(Won)	13,815	(Won)	5,579	(Won)	5,687	(Won)	16,276	(Won)	9,974	(Won)	51,331

(*1)	Before eliminating (Won)2 billion of inter-company transactions
(*2)	Before eliminating (Won)98 billion of inter-company transactions

22.	OTHER LIABILITIES

Other liabilities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Accrued severance benefits (Note 23)	(Won)	391,815	(Won)	363,729
Less: deposits in employee retirement trust		(161,174)		(162,477)
Less: post-retirement pension plan asset		(258)		—
Less: transfers to the National Pension Fund		(153)		(180)
Other accounts payable		6,445,584		5,580,926
Accrued expenses (Note 25)		2,944,648		2,276,438
Income tax payable		413,893		278,266
Unearned revenue		170,687		138,819
Deposits for letter of guarantees and other		170,687		121,559
Foreign exchange remittances pending		244,210		291,652
Domestic exchange remittances pending		1,815,698		1,646,334
Deferred income tax liabilities (Note 27)		73,258		95,205
Borrowings from trust accounts		4,155,148		1,616,663
Allowances for acceptances and guarantees (Note 34)		115,161		56,518
Allowances for unused credit line (Note 34)		362,973		310,035
Other allowances (Note 34)		127,365		152,433
Derivative liabilities (Note 35)		2,951,296		1,577,153
Accounts for agency businesses		241,781		134,330
Liabilities incurred by agency relationship		929,411		543,425
Sundry liabilities		438,742		417,622

	(Won)	21,889,695	(Won)	15,438,450

23.	ACCRUED SEVERANCE BENEFITS

(1)	The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate as of December 31, 2007 and 2006 amount to (Won)391,815 million and (Won)363,729 million, respectively. The details of changes in the accrued severance benefits for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions).

	2007		2006
January 1	(Won)	363,729	(Won)	443,204
Provision for severance benefits		158,210		127,615
Increase due to acquisition of a subsidiary		793		—
Payments of accrued severance benefits		(130,917)		(207,090)

December 31	(Won)	391,815	(Won)	363,729

(2)	The Company and its subsidiaries have deposited for employee retirement insurance. As of December 31, 2007 and 2006, the deposits amounting to (Won)161,174 million and (Won)162,477 million, respectively, and the transfer from National Pension amounting to (Won)153 million and (Won)180 million, respectively, and the post-retirement pension plan asset amounting to (Won)258 million as of December 31, 2007, are presented as a deduction from accrued severance benefits.

24.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2007 and 2006 are as follows:

	2007		2006
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	As of December 31, 2007 and 2006, the Company held 2,560 and 2,555 shares of treasury stock amounting to (Won)18million, respectively.

(3)	The changes in the capital stock of the Company during the period from incorporation to December 31, 2007 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293
June 12, 2002	Issuance of new shares	36,000,000		180,000
In 2002	Exercise of warrants	4,356,188		21,781

Dec. 31, 2002		767,814,797		3,839,074

In 2003	Exercise of warrants	7,690,113		38,451

Dec. 31, 2003		775,504,910		3,877,525

In 2004	Issuance of new shares	8,571,262		42,856
	Exercise of convertible bonds	12,379,386		61,897

Dec. 31, 2004		796,455,558		3,982,278

In 2005	Exercise of convertible bonds	9,559,782		47,799

December 31, 2006		806,015,340		4,030,077

December 31, 2007		806,015,340	(Won)	4,030,077

(4)	Dividends to net income ratio for the years ended December 31, 2007 and 2006 are as follows:

	2007		2006
The number of issued shares		806,015,340		806,015,340
The number of treasury stocks		2,560		2,555
Shares subject to dividend		806,012,780		806,012,785

Dividend per share	(Won)	250	(Won)	600
Par value	(Won)	5,000	(Won)	5,000
Dividend ratio per share		5.0%		12.0%

Gross dividend	(Won)	201,503 million	(Won)	483,608 million
Net income	(Won)	2,031,195 million	(Won)	2,029,319 million
Dividend ratio by net income		9.92%		23.83%

25.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2006, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent by the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 194,250 and 468,500 stock options were exercised and settled by paying cash amounting to (Won)2,204 million and (Won)4,592 million for the years ended December 31, 2007 and 2006, respectively. In connection with this, the Company revalued stock based compensation and recorded (Won)1,459 million of the stock-based payment as liabilities as of December 31, 2007.

(2)	The summary of stock-based compensation granted as of December 31, 2007 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement
Exercise price	(Won)11,921	(Won)6,800
Exercisable period	During the three-year period beginning after December 4, 2005
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	590,000 shares	369,000 shares
Exercisable number of rights	130,000 shares	51,000 shares
Par value	(Won)6,618	(Won)11,739
Stock-based compensation liabilities	(Won)860 million	(Won) 599 million

26.	NON-OPERATING INCOME AND EXPENSE

(1)	Non-operating income for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Gain on valuation using the equity method of accounting (Note 8)	(Won)	43,500	(Won)	44,750
Gain on disposal of fixed assets		1,356		3,382
Rental income		10,331		8,655
Gain on disposal of other assets		205		673
Others		81,545		217,361

	(Won)	136,937	(Won)	274,821

(2)	Non-operating expenses for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Loss on valuation using the equity method of accounting (Note 8)	(Won)	20,887	(Won)	16,377
Loss on disposal of fixed assets		1,694		4,813
Loss on impairment of fixed assets (Note 14)		3,273		269
Loss on impairment of other assets		1,805		—
Loss on impairment of intangible assets (Note 15)		580		—
Donations		28,555		33,129
Others		72,588		54,889

	(Won)	129,382	(Won)	109,477

27.	INCOME TAX EXPENSE

(1)	Income tax expense for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Tax payables	(Won)	818,416	(Won)	564,711
Changes in deferred income tax assets (liabilities) by temporary differences		(214,669)		330,266
Changes in deferred income tax assets by fair valuation		(10,357)		2,938
Changes in deferred income tax assets by tax loss carry-forwards		75,700		18,163
Tax effect on contribution carryover deduction		977		(1,877)
Income tax expenses to be charged to equity		164,165		(189,696)

Income tax expense	(Won)	834,232	(Won)	724,505

(2)	Increase or decrease in cumulative temporary differences and tax loss carry-forwards for the year ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007(*1)		Increase		Decrease		Dec. 31, 2007
(Temporary differences to be charged to income tax expense)
Securities	(Won)	(304,601)	(Won)	(182,238)	(Won)	(245,229)	(Won)	(241,610)
Gain (loss) on valuation using the equity method of accounting		(4,416,960)		(2,119,650)		(494,856)		(6,041,754)
Depreciation		44,273		8,408		3,077		49,604
Other allowances		414,978		415,656		354,407		476,227
Restructuring of loans		17,749		4,100		4,368		17,481
Allowances for acceptances and guarantees		56,187		113,764		55,085		114,866
Gain (loss) on valuation of derivatives		49,681		63,929		51,526		62,084
Loss on fair valuation		(63,514)		(103,753)		(63,514)		(103,753)
Other allowances for doubtful accounts		39,805		—		18,050		21,755
Accrued salaries expenses		76,039		10,512		18,161		68,390
Allowances for possible loan losses		714,501		22,277		38,164		698,614
Loss on valuation of securities		1,000,944		1,269,235		1,000,944		1,269,235
Accrued severance benefits		95,034		74,628		57,883		111,779
Deposits with employee retirement insurance trust		(64,871)		(57,706)		(44,810)		(78,397)
Advanced depreciation provisions		(60,414)		—		(76)		(60,338)
Dividends of tax heaven		14,340		13,993		14,340		13,993
Reserve for technology development		(253)		—		(253)		—
Others		(89,339)		30,614		(85,980)		27,255

	(Won)	(2,476,421)	(Won)	(436,230)	(Won)	(681,917)	(Won)	(3,594,568)

(Temporary differences to be charged to equity)
Gain (loss) on valuation of available-for-sale securities	(Won)	(2,910,708)	(Won)	(2,642,455)	(Won)	(2,910,701)	(Won)	(2,642,462)
Other comprehensive income due to the equity method of accounting		(2,322,256)		17		(329,301)		(1,992,938)
Other negative comprehensive income due to the equity method of accounting		(1,362)		(3,560)		(1,362)		(3,560)
Other negative retained earnings due to the equity method of accounting		—		1		—		1
Unrealized gain (loss) of derivatives		(1,239)		355		(1,239)		355
Gain on disposal of investments accounted for using the equity method of accounting		34,604		—		—		34,604

	(Won)	(5,200,961)	(Won)	(2,645,642)	(Won)	(3,242,603)	(Won)	(4,604,000)

Temporary differences total	(Won)	(7,677,382)	(Won)	(3,081,872)	(Won)	(2,560,686)	(Won)	(8,198,568)

<2007>	Jan. 1, 2007(*1)		Increase		Decrease		Dec. 31, 2007
Unrealizable temporary differences (*2)	(Won)	(6,833,924)					(Won)	(8,188,875)
Realizable temporary differences		(843,458)						(79,693)
Tax effects for temporary differences		(232,557)						(21,916)
Tax effects for temporary differences of oversea subsidiaries		8,206						12,234
Tax effects for fair valuation (*3)		147						10,504
Tax effects for tax loss carry-forwards		158,500						82,800
Tax effect on contribution carry-over deductions		1,877						900

Net deferred tax assets (liabilities)	(Won)	(63,827)					(Won)	84,522

<2006>	Jan. 1, 2006(*1)		Increase		Decrease		Dec. 31, 2006
(Temporary differences to be charged to income tax expense)
Securities	(Won)	44,977	(Won)	(262,210)	(Won)	87,368	(Won)	(304,601)
Gain (loss) on valuation using the equity method of accounting		(3,148,850)		(1,200,417)		67,693		(4,416,960)
Depreciation		36,493		8,158		377		44,274
Other allowances		235,265		361,949		182,236		414,978
Restructuring of loans		21,775		16,427		20,453		17,749
Allowances for acceptances and guarantees		25,138		55,751		24,702		56,187
Gain on valuation of derivatives		67,841		49,681		67,841		49,681
Loss on fair valuation		(86,828)		(63,514)		(86,828)		(63,514)
Other allowances for doubtful accounts		39,870		122		187		39,805
Accrued salaries expenses		70,939		18,814		13,061		76,692
Allowances for possible loan losses		766,620		22,060		74,179		714,501
Loss on valuation of securities		1,211,411		1,000,944		1,211,411		1,000,944
Accrued severance benefits		71,393		62,662		39,021		95,034
Deposits with employee retirement insurance trust		(43,092)		(55,352)		(33,573)		(64,871)
Advanced depreciation provisions		(60,414)		—		—		(60,414)
Fictitious dividends of tax heaven		42,886		14,340		42,886		14,340
Reserve for technology development		(507)		—		(254)		(253)
Others		46,554		(108,036)		28,554		(90,036)

	(Won)	(658,529)	(Won)	(78,621)	(Won)	1,739,314	(Won)	(2,476,464)

(Temporary differences to be charged to equity)
Gain (loss) on valuation of available-for-sale securities	(Won)	(2,212,081)	(Won)	(2,890,361)	(Won)	(2,191,733)	(Won)	(2,910,709)
Other comprehensive income due to the equity method of accounting		(1,717,493)		(612,792)		(5,871)		(2,324,414)
Other negative comprehensive income due to the equity method of accounting		7,308		(1,362)		7,308		(1,362)
Unrealized loss of derivatives		(12,057)		(1,239)		(12,057)		(1,239)
Gain on disposal of investments accounted for using the equity method of accounting		—		34,604		—		34,604

	(Won)	(3,934,323)	(Won)	(3,471,150)	(Won)	(2,202,353)	(Won)	(5,203,120)

Temporary differences total	(Won)	(4,592,852)	(Won)	(3,549,771)	(Won)	(463,039)	(Won)	(7,679,584)

Unrealizable temporary differences (*2)	(Won)	(4,968,221)					(Won)	(6,833,924)
Realizable temporary differences		375,369						(845,660)
Tax effects for temporary differences		99,782						(232,557)
Tax effects for temporary differences of oversea subsidiaries		6,133						8,206
Tax effects for fair valuation (*3)		3,085						147
Tax effects for tax loss carry-forwards		176,663						158,500
Tax effect on contribution carry-over deductions		—						1,877

Net deferred tax assets (liabilities)	(Won)	285,663					(Won)	(63,827)

(*1)	Reflected the additional adjustment based on the reported tax returns.
(*2)	Unrealizable temporary differences as of December 31, 2007 and 2006 are as follows (Korean won in millions):

		2007		2006
The Company	Valuation using the equity method	(Won)	(8,036,411)	(Won)	(6,747,902)
Kyongnam Bank	Advanced depreciation provisions		(60,388)		(60,414)
	Other		(22,076)		(25,608)

		(Won)	(8,118,875)	(Won)	(6,833,924)

(*3)	Resulting from fair valuation of Woori Investment Securities’ and Woori Financial’s assets and liabilities at acquisition.

(3)	Details of income tax expense (benefits) for the years ended December 31, 2007 and 2006, and the deferred income tax assets (liabilities) as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Income tax expense		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	600,310	(Won)	128,134	(Won)	1,002
Kyongnam Bank		60,014		29		22,410
Kwangju Bank		40,325		12,633		1
WFIS		266		2,005		11
Woori F&I		15,946		73		1,871
Woori Investment Securities		112,520		5,550		47,091
Woori CS		6,314		1,226		—
Woori PE		707		167		—
Woori Financial		(2,170)		7,963		872

	(Won)	834,232	(Won)	157,780	(Won)	73,258

<2006>	Income tax expense		Deferred income tax assets		Deferred income tax liabilities
Woori Bank	(Won)	524,186	(Won)	8,123	(Won)	25,319
Kyongnam Bank		52,080		—		21,768
Kwangju Bank		32,832		17,136		—
WFIS		1,086		1,738		—
Woori F&I		11,590		73		5,901
Woori Investment Securities		97,570		4,059		42,217
Woori CS		5,077		171		—
Woori PE		84		78		—

	(Won)	724,505	(Won)	31,378	(Won)	95,205

(4)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount		Utilized		Remaining		Expiration
2001	(Won)	210,873	(Won)	210,873	(Won)	—	Dec. 31, 2006
2002		130,724		130,724		—	Dec. 31, 2007
2003		1,328,129		861,282		466,847	Dec. 31, 2008
2004		396,463		—		396,463	Dec. 31, 2009
2005		112,270		202		112,068	Dec. 31, 2010
2006		22,324		—		22,324	Dec. 31, 2011
2007		65,073		—		65,073	Dec. 31, 2012

	(Won)	2,265,856	(Won)	1,203,081	(Won)	1,062,775

As of December 31, 2007 and 2006, recognized deferred tax assets in tax loss carry-forwards above are as follows (Korean won in millions):

Subsidiaries	2007		2006
Woori Bank	(Won)	82,800	(Won)	158,500

28.	EARNINGS PER COMMON SHARE

(1)	Basic controlling net income per common share for the years ended December 31, 2007 and 2006 are as follows (Korea won in millions except for per share data):

	2007		2006
Controlling net income on common shares	(Won)	2,026,872	(Won)	2,029,319
Weighted average number of common shares (in shares)		806,012,783		806,012,788

Basic controlling net income per common share	(Won)	2,515	(Won)	2,518

29.	ACCUMULATED OTHER COMPREHENSIVE INCOME

(1)	Accumulated other comprehensive income as of December 31, 2007 and December 31, 2006 are as follows (Korean won in millions):

	2007		2006
Gain on valuation of available-for-sale securities	(Won)	1,839,694	(Won)	2,165,573
Cumulative effect of foreign currency translation		1,190		(162)
Gain on valuation of derivatives for cash flow hedge (Note 35)		1,904		4,874
Valuation using the equity method of accounting		898		3,057

	(Won)	1,843,686	(Won)	2,173,342

(2)	Comprehensive income statements for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Net income	(Won)	2,201,994	(Won)	2,189,207
Gain on valuation of available-for-sale securities		(271,596)		474,048
Cumulative effect of foreign currency translation		4,423		13,626
Gain on valuation of derivatives for cashflow hedge		(4,620)		5,779
Valuation using the equity method on subsidiaries		(5,599)		(12,275)

Comprehensive income	(Won)	1,924,602	(Won)	2,670,385

30.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Restricted due from banks is excluded in cash and due from banks in consolidated statements of cash flows (Korean won in millions).

	2007		2006
Cash and due from bank of Balance sheets	(Won)	14,984,541	(Won)	10,674,977
Restricted due form from banks (Note 3)		(8,993,530)		(5,033,385)

Cash in statements of cash flows	(Won)	5,991,011	(Won)	5,641,592

31.	CONSOLIDATED OPERATIONAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2007 AND 2006

	Three months ended Dec. 31, 2007		Three months ended Dec. 31, 2006
	(In millions, except for income per share data)
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	8,191,876	(Won)	5,126,680
Operating expenses		(7,884,655)		(4,941,525)

Operating income		307,221		185,155
Non-operating income		42,713		481,769
Non-operating expenses		(45,930)		(83,524)

Income before income tax and minority interests		304,004		583,400
Income tax expense		70,075		118,644

Income before minority interests		233,929		464,756

Minority interests gain		34,669		32,593

Controlling net income	(Won)	199,260	(Won)	432,163

Controlling net income per common share	(Won)	247	(Won)	536

32.	INTER-COMPANY TRANSACTIONS

A.	Significant balances as of December 31, 2007 and transactions for the year ended December 31, 2007 with and among the Company, its subsidiaries, and equity method investees, which have been eliminated in the consolidation, are as follows (Korean won in millions):

(1)	Assets and liabilities

1)	Due from banks

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Financial		Woori Investment Securities		Woori CS		Woori PE		Others
Woori Bank	(Won)	33,487	(Won)	—	(Won)	10,883	(Won)	13,058	(Won)	1,056	(Won)	21,000	(Won)	356,485	(Won)	22,776	(Won)	3,143	(Won)	48,801
Kyongnam Bank		—		6,827		—		14		—		10,000		483		16,592		—		—
Kwangju Bank		—		4,898		5		—		1,903		—		5,200		25,000		2,500		—
Others		—		42,565		23,052		—		2,229		258		22,087		—		—		25,123

	(Won)	33,487	(Won)	54,290	(Won)	33,940	(Won)	13,072	(Won)	5,188	(Won)	31,258	(Won)	384,255	(Won)	64,368	(Won)	5,643	(Won)	73,924

2)	Deposits

	Woori Bank		Kyongnam Bank		Kwangju Bank		Others
The Company	(Won)	33,487	(Won)	—	(Won)	—	(Won)	—
Woori Bank		—		6,827		4,898		42,565
Kyongnam Bank		10,883		—		5		23,052
Kwangju Bank		13,058		14		—		—
WFIS		1,056		—		1,903		2,229
Woori Investment Securities		356,485		483		5,200		22,087
Woori CS		22,776		16,592		25,000		—
Woori PE		3,143		—		2,500		—
Woori Financial		21,000		10,000		—		258
Others		48,801		—		—		25,123

	(Won)	510,689	(Won)	33,916	(Won)	39,506	(Won)	115,314

3)	Loans

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Financial		Others
Woori Bank	(Won)	—	(Won)	9,417	(Won)	38,799	(Won)	—	(Won)	14,848
Kyongnam Bank		50,000		—		—		—		—
Woori Investment Securities		100,000		—		—		28,000		11,125
Woori Financial		—		20,000		30,000		—		—
Others		120,585		—		—		—		3,300

	(Won)	270,585	(Won)	29,417	(Won)	68,799	(Won)	28,000	(Won)	29,273

4)	Borrowings

	Woori Bank		Kyongnam Bank		Woori Investment Securities		Woori Financial		Others
Woori Bank	(Won)	—	(Won)	50,000	(Won)	100,000	(Won)	—	(Won)	120,585
Kyongnam Bank		9,417		—		—		20,000		—
Kwangju Bank		38,799		—		—		30,000		—
Woori Financial		—		—		28,000		—		—
Others		14,848		—		11,125		—		3,300

	(Won)	63,064	(Won)	50,000	(Won)	139,125	(Won)	50,000	(Won)	123,885

5)	Other assets

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Others
The Company	(Won)	—	(Won)	201	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—
Woori Bank		26,960		—		79,968		3,985		19,884		48,128		459		229,635
Kyongnam Bank		—		28,934		—		1,120		2,418		244		459		17,107
Kwangju Bank		—		31,731		—		—		1,675		64		909		6,329
WFIS		63		197		6		4		—		—		—		—
Woori Investment Securities		—		3,672		—		1,153		23		—		3,177		4,600
Woori CS		—		352		—		—		—		—		—		—
Woori Financial		—		6,576		72		274		—		29,638		—		—
Others		252		65,375		—		—		—		1,224		44		26

	(Won)	27,275	(Won)	137,038	(Won)	80,046	(Won)	6,536	(Won)	24,000	(Won)	79,298	(Won)	5,048	(Won)	257,697

6)	Other liabilities

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Woori Financial		Others
The Company	(Won)	—	(Won)	29,960	(Won)	—	(Won)	—	(Won)	63	(Won)	—	(Won)	—	(Won)	—	(Won)	252
Woori Bank		201		—		28,934		31,731		197		3,672		352		6,576		65,375
Kyongnam Bank		—		79,968		—		—		6		—		—		72		—
Kwangju Bank		—		3,985		1,120		—		4		1,153		—		274		—
WFIS		—		19,884		2,418		1,675		—		23		—		—		—
Woori Investment Securities		—		48,128		244		64		—		—		—		29,638		1,224
Woori CS		—		459		459		909		—		3,177		—		—		44
Others		—		229,635		17,107		6,329		—		4,600		—		—		26

	(Won)	201	(Won)	409,019	(Won)	50,282	(Won)	40,708	(Won)	270	(Won)	12,625	(Won)	352	(Won)	36,560	(Won)	66,921

(2)	Income and Expenses

1)	Interest income

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori F&I		Woori Investment Securities		Woori CS		Others
Woori Bank	(Won)	7,883	(Won)	—	(Won)	832	(Won)	2,017	(Won)	17	(Won)	23	(Won)	19,173	(Won)	737	(Won)	11,188
Kyongnam Bank		1,381		58		—		183		11		1		775		815		406
Kwangju Bank		1,389		161		161		—		10		1		1,546		1,300		281
Woori F&I		799		—		—		—		—		—		—		—		—
Woori Investment Securities		—		54		36		232		—		—		—		—		644
Woori Financial		—		29		318		509		—		—		361		—		—
Others		5		6,221		870		—		—		—		645		—		158

	(Won)	11,457	(Won)	6,523	(Won)	2,217	(Won)	2,941	(Won)	38	(Won)	25	(Won)	22,500	(Won)	2,852	(Won)	12,677

2)	Interest expense

	Woori Bank		Kyongnam Bank		Kwangju Bank		Woori F&I		Woori Investment Securities		Woori Financial		Others
The Company	(Won)	7,883	(Won)	1,381	(Won)	1,389	(Won)	799	(Won)	—	(Won)	—	(Won)	5
Woori Bank		—		58		161		—		54		29		6,221
Kyongnam Bank		832		—		161		—		36		318		870
Kwangju Bank		2,017		183		—		—		232		509		—
WFIS		17		11		10		—		—		—		—
Woori F&I		23		1		1		—		—		—		—
Woori Investment Securities		19,173		775		1,546		—		—		361		645
Woori CS		737		815		1,300		—		—		—		—
Others		11,188		403,6306		281		—		644		—		158

	(Won)	41,870	(Won)		(Won)	4,849	(Won)	799	(Won)	966	(Won)	1,217	(Won)	7,899

3)	Fees (income)

	Woori Bank		Woori Investment Securities		Woori CI		Others
The Company	(Won)	—	(Won)	1,963	(Won)	—	(Won)	—
Woori Bank		—		694		20,559		2,065
Kyongnam Bank		—		29		80		87
Kwangju Bank		—		24		21		—
Woori Investment Securities		538		—		37		20,818
Woori CS		1,098		—		—		—
Other		9		3,724		—		209

	(Won)	1,645	(Won)	6,434	(Won)	20,697	(Won)	23,179

4)	Commissions (expense)

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Investment Securities		Others
Woori Bank	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	538	(Won)	9
Woori Investment Securities		1,963		694		29		24		—		3,724
Woori CI		—		20,559		80		21		37		—
Others		—		2,065		87		—		20,818		209

	(Won)	1,963	(Won)	23,318	(Won)	196	(Won)	45	(Won)	21,393	(Won)	3,942

5)	Other income

	Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Woori CS		Others
The Company	(Won)	1,345	(Won)	—	(Won)	—		1,642	(Won)	—	(Won)	—	(Won)	—
Woori Bank		—		937		461		219,129		4,818		—		17
Kyongnam Bank		9,039		—		—		26,912		—		—		32
Kwangju Bank		391		—		—		20,192		201		—		—
WFIS		4,594		—		—		—		—		—		—
Woori Investment Securities		7,061		36		411		563		—		—		—
Others		27,412		1,146		231		214		1,202		242		—

	(Won)	49,842	(Won)	2,119	(Won)	1,103	(Won)	268,652	(Won)	6,221	(Won)	242	(Won)	49

6)	Other expenses

	The Company		Woori Bank		Kyongnam Bank		Kwangju Bank		WFIS		Woori Investment Securities		Others
Woori Bank	(Won)	1,345	(Won)	—	(Won)	9,039	(Won)	391	(Won)	4,594	(Won)	7,061	(Won)	27,412
Kyongnam Bank		—		937		—		—		—		36		1,146
Kwangju Bank		—		461		—		—		—		411		231
WFIS		1,642		219,129		26,912		20,192		—		563		214
Woori Investment Securities		—		4,818		—		201		—		—		1,202
Woori CS		—		—		—		—		—		—		242
Other		—		17		32		—		—		—		—

	(Won)	2,987	(Won)	225,362	(Won)	35,983	(Won)	20,784	(Won)	4,594	(Won)	8,071	(Won)	30,447

B.	Unrealized gain or loss on transactions among the Company and its subsidiaries, which is eliminated from consolidated income for the year ended December 31, 2007, is as follows (Korean won in millions):

	Jan. 1, 2007		Realized		Increase		Dec. 31, 2007
Woori Bank	(Won)	588	(Won)	(9,370)	(Won)	(3,567)	(Won)	(12,349)
Kyongnam Bank		5		(5)		102		102
Kwangju Bank		3,688		6,466		152		10,306
WFIS		1,726		675		—		2,401
Woori F&I		(384)		(250)		—		(634)
Woori 3rd SPC		(139)		—		—		(139)
Woori Investment Securities		—		15		(144)		(129)

	(Won)	5,484	(Won)	(2,469)	(Won)	(3,457)	(Won)	(442)

33.	ASSETS AND LIABILITIES IN FOREIGN CURRENCIES

The significant assets and liabilities in foreign currencies as of December 31, 2007 and 2006 are as follow (Korean won in millions and U.S. dollars in thousands):

<2007>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	315,147	(Won)	295,671
	Due from bank in foreign currencies		1,429,346		1,341,012
	Trading securities		135,047		126,701
	Available-for-sale securities		1,718,756		1,612,537
	Held-to-maturities securities		155,546		145,933
	Investments accounted for using the equity method of accounting		7,263		6,814
	Usance		2,936,027		2,754,581
	Loans in foreign currencies		11,569,470		10,854,476
	Bills bought in foreign currencies		4,600,090		4,315,804
	Call loans		865,358		811,879
	Fixed assets		18,963		17,791
	Other assets		466,170		437,361

		US$	24,217,183	(Won)	22,720,560

Liabilities;	Deposit in foreign currencies	US$	5,710,978	(Won)	5,358,040
	Borrowing in foreign currencies		9,807,393		9,201,296
	Payable in foreign currencies		244,735		229,610
	Deposits for letter of guarantees		93,289		87,524
	Bonds sold under repurchase agreements in foreign currency		8,733		8,193
	Call money		981,362		920,714
	Debentures		5,550,249		5,207,244
	Other liabilities		181,105		169,913

		US$	22,577,844	(Won)	21,182,534

<2006>		U.S. dollars (*1)		Korean won equivalent
Assets;	Cash in foreign currencies	US$	277,799	(Won)	258,242
	Due from bank in foreign currencies		887,018		824,572
	Trading securities		193,262		179,656
	Available-for-sale securities		2,008,907		1,867,480
	Held-to-maturities securities		147,095		136,739
	Investments accounted for using the equity method of accounting		38,356		35,656
	Usance		2,276,125		2,115,886
	Loans in foreign currencies		9,213,488		8,564,859
	Bills bought in foreign currencies		4,686,810		4,356,858
	Call loans		369,377		343,373
	Fixed assets		26,890		24,997
	Other assets		3,519,938		3,272,135

		US$	23,645,065	(Won)	21,980,453

Liabilities;	Deposit in foreign currencies	US$	4,661,903	(Won)	4,333,706
	Borrowing in foreign currencies		9,271,208		8,618,513
	Payable in foreign currencies		313,739		291,652
	Deposits for letter of guarantees		60,371		56,121
	Call money		962,415		894,661
	Debentures		4,416,212		4,105,311
	Other liabilities		3,274,991		3,044,432

		US$	22,960,839	(Won)	21,344,396

(*1)	Currencies other than U.S. dollars were translated into U.S. dollars based on Base Rate announced by Seoul Money Brokerage Service, Ltd. at December 31, 2007 and 2006, respectively.

34.	CONTINGENCIES AND COMMITMENTS

(1)	Confirmed acceptances and guarantees and non-confirmed acceptances and guarantees as of December 31, 2007 and 2006 are as follows (Korean won in millions):

		2007		2006
Confirmed acceptances and guarantees:
Local currency:	Guarantees for debenture issuance	(Won)	15,315	(Won)	59,532
	Guarantees for loans		123,873		105,337
	Guarantees for bills		5,000		—
	Others		1,378,590		733,153

			1,522,778		898,022

Foreign currencies:	Acceptance		248,605		266,764
	Guarantee in acceptance of imported goods		121,552		104,500
	Credit derivatives sold (*1)		595,757		255,640
	Others		3,614,550		1,847,726

			4,580,464		2,474,630

		(Won)	6,103,242	(Won)	3,372,652

Non-confirmed acceptances and guarantees:
	Local letter of credit in foreign currencies	(Won)	625,038	(Won)	604,063
	Local letter of credit in local currency		87,954		78,674
	Letter of credit		3,523,593		2,422,997
	Others		4,497,314		1,183,712

		(Won)	8,733,899	(Won)	4,289,446

(*1)	As of December 31, 2007, (Won)469,100 million (USD 500 million) and (Won)117,275 million (USD 125 million) included in credit derivatives sold of Woori Bank are Credit Default Swaps for CDOs and individual corporations, respectively. Woori Bank classified them as confirmed acceptances and guarantees and recorded the allowance for acceptances and guarantees amounting to (Won)4,984 million. In addition, the accounting for credit derivatives sold may subsequently be modified in accordance with the Interpretation for Derivatives in 2008 and a portion of credit derivatives sold may be stated at fair value. An uncertainty in the global financial market conditions could have further effects on the fair value relating to the above credit derivative sold.

(2)	Endorsed bills and the loan commitments as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Loan commitments in local currency	(Won)	56,854,985	(Won)	64,964,944
Loan commitments in foreign currencies		12,735,302		8,713,433
Other commitments in foreign currencies		621,605		414,155

	(Won)	70,211,892	(Won)	74,092,532

Endorsed bills without guarantee	(Won)	11,597,149	(Won)	47,992
Endorsed bills with guarantee		29,565		20,912

	(Won)	11,626,714	(Won)	68,904

(3)	The allowance for acceptances and guarantees as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007					2006
	Allowance		Ratio (%)	Outstanding(*1)		Allowance		Ratio (%)	Outstanding(*1)
Normal	(Won)	109.0	0.7	(Won)	15,203.0	(Won)	46.4	0.6	(Won)	7,871.9
Precautionary		1.1	5.3		20.9		5.6	6.5		85.6
Substandard		4.8	40.7		11.8		4.0	23.7		16.9
Doubtful		0.2	28.6		0.7		0.2	28.6		0.7
Loss		—	—		—		0.3	100.0		0.3

	(Won)	115.1		(Won)	15,236.4	(Won)	56.5		(Won)	7,975.4

(*)	Included confirmed acceptances and guarantees, non-confirmed acceptances and guarantees and endorsed bills with guarantee of the Bank’s subsidiaries.

(4)	As of December 31, 2007, the Company and its subsidiaries had filed 2,611 lawsuits as a plaintiff pleading damages amounting to (Won)1,004 billion and had been designated as a defendant in 270 lawsuits claiming damages amounting to (Won)261 billion. The Company and its subsidiaries do not anticipate the outcome of these lawsuits would have a significant effect on their financial conditions or results of their operations.

Important lawsuits in which the Company and its subsidiaries are defendants are as follows (Unit: Korean won in billions):

Defendant	Plaintiff	Amount	Detail of case
Woori Bank	LNH Korea	47	Claim for damage relating to factoring loans for LNH Korea (US$ 50 million)
”	Daewoo Motors Co., Ltd.	49	Claim for withdrawal deposits setoff credit of Daewoo Motors ((Won)27 billion and US$ 21 million)
”	Ilsung Pharmaceuticals Co., Ltd.	30	Legality of reduction of capital of Hanil Bank
”	Kyobo Life Insurance Co., Ltd.	10	Claim for damage relating to trusts’ acquiring commercial paper of Saehan Corp.
Kwangju Bank	The Export-Import Bank of Korea	38	Verify export guarantee obligation for Daewoo Corp.

(5)	Details of allowances for unused credit line and other allowances as of December 31, 2007 and 2006 are as follows (Korean won in billions):

	2007		2006
Unused commitments on credit cards and loans	(Won)	363	(Won)	310
Lawsuits		49		60
Loans sold under repurchase obligation (*1)		—		1
Disposal of Petro Bank		5		12
Mileage on credit cards		72		63
Others		1		17

	(Won)	490	(Won)	463

(*1)	In connection with non-performing loans sold by subsidiaries of the Company to Korea Asset Management Corporation subject to payment guarantees or repurchase obligation of (Won)8.5 billion as of December 31, 2006.

35.	DERIVATIVES

(1)	Unsettled commitments from derivatives as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	10,638	(Won)	1,604,281	(Won)	1,614,919
Interest rate swaps		56,976,661		20,300,361		77,277,022
Interest rate futures		1,025,893		—		1,025,893
Long interest options		3,273,510		—		3,273,510
Short interest options		2,454,478		100,000		2,554,478

		63,741,180		22,004,642		85,745,822

Currency:
Currency forwards		114,454,702		4,093,653		118,548,355
Currency swaps		14,021,224		1,923,570		15,944,794
Currency futures		1,735,247		2,139		1,737,386
Long currency options		7,977,448		104,735		8,082,183
Short currency options		5,799,785		—		5,799,785

		143,988,406		6,124,097		150,112,503

Stock & Stock Index:
Stock index futures		85,534		13,549		99,083
Stock swaps		6,755		3,793,124		3,799,879
Long stock index options		1,257,021		840,406		2,097,427
Short stock index options		2,433,635		3,600		2,437,235

		3,782,945		4,650,679		8,433,624

Others:
Long Option		1,109,006		9,999		1,119,005
Short Option		1,110,695		—		1,110,695
Other forwards		535,325		—		535,325
Other swaps		—		90,000		90,000
Other futures		9,410		—		9,410

		2,764,436		99,999		2,864,435

	(Won)	214,276,967	(Won)	32,879,417	(Won)	247,156,384

<2006>	For trading		For hedging		Total
Interest rate:
Interest rate forwards	(Won)	1,622,158	(Won)	280,888	(Won)	1,903,046
Interest rate swaps		24,677,037		12,453,737		37,130,774
CD interest futures		877,868		—		877,868
Long interest options		622,762		7,848		630,610
Short interest options		1,237,762		—		1,237,762

		29,037,587		12,742,473		41,780,060

Currency:
Currency forwards		35,331,164		856,021		36,187,185
Currency swaps		10,402,142		324,811		10,726,953
Currency futures		2,069,266		977		2,070,243
Long currency options		3,061,642		—		3,061,642
Short currency options		1,896,856		—		1,896,856

		52,761,070		1,181,809		53,942,879

Stock & Stock Index:
Stock index futures		101,087		119,832		220,919
Long stock index options		1,748,332		442,908		2,191,240
Short stock index options		2,898,373		7,600		2,905,973

		4,747,792		570,340		5,318,132

Others
Long Option		543,689		40,365		584,054
Short Option		543,689		—		543,689
Other forwards		43,412		—		43,412
Other swaps		—		133,502		133,502
Other futures		151,117		—		151,117

		1,281,907		173,867		1,455,774

	(Won)	87,828,356	(Won)	14,668,489	(Won)	102,496,845

(2)	Gains or losses on valuation of derivatives for the years ended December 31, 2007 and 2006 cumulated are as follows (Korean won in millions):

<2007>	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	—	(Won)	11,257	(Won)	11,257	(Won)	14	(Won)	4,351	(Won)	4,365	(Won)	—	(Won)	—	(Won)	13
Interest rate swaps		356,030		181,076		537,106		404,285		186,614		590,899		(3,338)		528,276		658,501
Long interest options		14,894		—		14,894		2,579		—		2,579		—		51,829		—
Short interest options		3,758		—		3,758		12,118		110		12,228		—		1		27,389

		374,682		192,333		567,015		418,996		191,075		610,071		(3,338)		580,106		685,903

Currency:
Currency forwards		1,158,818		30,174		1,188,992		1,142,137		40,938		1,183,075		4,419		1,205,842		1,199,280
Currency swaps		145,186		33,361		178,547		180,561		32,333		212,894		823		462,723		428,940
Currency futures		83		1		84		—		—		—		—		83		—
Long currency options		100,390		—		100,390		28,355		969		29,324		—		95,533		41,166
Short currency options		18,384		—		18,384		41,209		—		41,209		—		18,006		69,121

		1,422,861		63,536		1,486,397		1,392,262		74,240		1,466,502		5,242		1,782,187		1,738,457

Stock & Stock index :
Stock index futures		—		66		66		1		—		1		—		—		1
Stock swaps		221		32,356		32,577		39		34,339		34,378		—		21,080		51,140
Long stock index options		18,916		16,211		35,127		52,604		20,072		72,676		—		133,875		307
Short stock index options		32,353		259		32,612		50,712		—		50,712		—		6,892		378,345

		51,490		48,892		100,382		103,356		54,411		157,767		—		161,847		429,793

Others
Long options		80,248		371		80,619		54,914		—		54,914		—		82,590		54,914
Short options		3,222		—		3,222		25,244		—		25,244		—		884		27,450
Other forwards		16,954		—		16,954		14,421		—		14,421		—		16,260		14,412
Other swaps		—		2,063		2,063		—		322		322		—		2,063		322
Other futures		176		—		176		45		—		45		—		176		45

		100,600		2,434		103,034		94,624		322		94,946		—		101,973		97,143

	(Won)	1,949,633	(Won)	307,195	(Won)	2,256,828	(Won)	2,009,238	(Won)	320,048	(Won)	2,329,286	(Won)	1,904	(Won)	2,626,113	(Won)	2,951,296

<2006>	Gains on valuation in income statement						Losses on valuation in income statement						Gains (losses) in capital adjustments		Cumulative gains (losses) in balance sheet
	Trading		Hedge		Total		Trading		Hedge		Total		Hedge		Assets		Liabilities
Interest rate:
Interest rate forwards	(Won)	1,972	(Won)	1,122	(Won)	3,094	(Won)	714	(Won)	291	(Won)	1,005	(Won)	—	(Won)	491	(Won)	571
Interest rate swaps		94,690		65,579		160,269		141,093		36,173		177,266		(470)		150,153		277,588
Long interest options		850		45		895		1,610		13		1,623		—		5,599		—
Short interest options		3,404		—		3,404		1,244		—		1,244		—		—		5,909

		100,916		66,746		167,662		144,661		36,477		181,138		(470)		156,243		284,068

Currency:
Currency forwards		318,711		1,198		319,909		293,080		2,582		295,662		5,144		337,586		327,449
Currency swaps		361,792		1,737		363,529		340,241		3,207		343,448		200		515,842		453,620
Currency futures		50		—		50		39		—		39		—		48		32
Long currency options		14,161		—		14,161		21,692		—		21,692		—		20,404		—
Short currency options		13,559		—		13,559		4,921		(268)		4,653		—		—		34,868

		708,273		2,935		711,208		659,973		5,521		665,494		5,344		873,880		815,969

Stock & Stock index :
Stock index futures		397		75		472		—		—		—		—		397		—
Long stock index options		27,121		1,949		29,070		9,487		3,576		13,063		—		292,944		792
Short stock index options		30,027		—		30,027		33,556		—		33,556		—		—		469,987

		57,545		2,024		59,569		43,043		3,576		46,619		—		293,341		470,779

Others
Long options		2,889		—		2,889		—		960		960		—		4,226		—
Short options		65		—		65		1,019		—		1,019		—		—		4,157
Other forwards		820		—		820		812		—		812		—		811		811
Other swaps		—		3,580		3,580		—		780		780		—		2,410		1,369

		3,774		3,580		7,354		1,831		1,740		3,571		—		7,447		6,337

	(Won)	870,508	(Won)	75,285	(Won)	945,793	(Won)	849,508	(Won)	47,314	(Won)	896,822	(Won)	4,874	(Won)	1,330,911	(Won)	1,577,153

36.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

37.	SUBSEQUENT EVENT

On January 30, 2008, the Board of Directors of the Company approved the scheduled acquisition of 3,060,000 shares (51%) of LIG life Insurance Co., Ltd. at (Won)76,335 million for insurance business.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

AND INDEPENDENT AUDITORS’ REPORT

Audit.Tax.Consulting.Financial Advisory.

Independent Auditors’ Report

English Translation of a Report Originally Issued in Korean

To Shareholders and the Board of Directors of

Woori Finance Holdings Co., Ltd.:

We have audited the accompanying non-consolidated balance sheets of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2007 and 2006, and the related non-consolidated income statements, appropriations of retained earnings, changes in shareholders’ equity and cash flows for the years ended December 31, 2007 and 2006, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations, changes in its retained earnings and shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

March 7, 2008

Notice to Readers

This report is effective as of March 7, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
ASSETS

Cash and bank deposits (Notes 15 and 17)	(Won)	32,502	(Won)	89,724	US$	34,643	US$	95,634
Investment securities accounted for using the equity method of accounting (Notes 3 and 15)		15,152,420		13,591,413		16,150,522		14,486,691
Loans, net of allowance for possible loan losses (Notes 4, 15 and 17)		—		49,750		—		53,027
Fixed assets (Note 5)		438		630		467		671
Other assets (Notes 6 and 17)		96,005		62,004		102,329		66,088

	(Won)	15,281,365	(Won)	13,793,521	US$	16,287,961	US$	14,702,111

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Debentures, net of discounts (Notes 7 and 15)	(Won)	2,116,679	(Won)	1,847,591	US$	2,256,106	US$	1,969,293
Other liabilities (Notes 9 and 17)		12,609		12,858		13,440		13,705

		2,129,288		1,860,449		2,269,546		1,982,998

SHAREHOLDERS’ EQUITY
Common stock (Note 10)		4,030,077		4,030,077		4,295,542		4,295,542
Capital surplus (Note 10)		84,488		84,488		90,053		90,053
Capital adjustments (Note 10)		(18)		(18)		(19)		(19)
Accumulated other comprehensive income (Notes 3 and 19)		1,891,647		2,220,979		2,016,251		2,367,276
Retained earnings:
Legal reserve		580,181		377,249		618,398		402,099
Voluntary reserve		4,530,000		3,190,000		4,828,395		3,400,128
Retained earnings before appropriations (Note 10)		2,035,702		2,030,297		2,169,795		2,164,034

		7,145,883		5,597,546		7,616,588		5,966,261

		13,152,077		11,933,072		14,018,415		12,719,113

	(Won)	15,281,365	(Won)	13,793,521	US$	16,287,961	US$	14,702,111

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions, except for income per share data)				(In thousands, except for income per share data)
OPERATING REVENUE
Gain on valuation using the equity method of accounting (Notes 3 and 16)	(Won)	2,156,884	(Won)	2,016,366	US$	2,298,960	US$	2,149,186
Interest income (Note 17)		11,458		14,945		12,213		15,929
Reversal of allowance for doubtful accounts		250		300		266		320

		2,168,592		2,031,611		2,311,439		2,165,435

OPERATING EXPENSES
Loss on valuation using the equity method of accounting (Notes 3 and 16)		9,157		139		9,760		148
Interest expense		105,172		104,260		112,100		111,128
Fees		5,917		7,613		6,307		8,114
General and administrative (Notes 14 and 17)		21,338		26,351		22,743		28,087

		141,584		138,363		150,910		147,477

OPERATING INCOME		2,027,008		1,893,248		2,160,529		2,017,958

NON-OPERATING INCOME (Note 3)		4,355		136,196		4,641		145,167

NON-OPERATING EXPENSES		168		125		179		133

INCOME BEFORE INCOME TAX		2,031,195		2,029,319		2,164,991		2,162,992

INCOME TAX EXPENSE (Note 12)		—		—		—		—

NET INCOME	(Won)	2,031,195	(Won)	2,029,319	US$	2,164,991	US$	2,162,992

NET INCOME PER COMMON SHARE (Note 18)	(Won)	2,520	(Won)	2,518	US$	2.686	US$	2.684

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS

OF APPROPRIATIONS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS:
Unappropriated retained earnings carried over from prior years	(Won)	3,757	(Won)	2,309	US$	4,004	US$	2,461
Increases in retained earnings using the equity method of accounting (Note 3)		753		—		803		—
Decreases in retained earnings using the equity method of accounting (Note 3)		(3)		(1,331)		(3)		(1,419)
Net income		2,031,195		2,029,319		2,164,991		2,162,992

		2,035,702		2,030,297		2,169,795		2,164,034

APPROPRIATIONS:
Legal reserve		203,120		202,932		216,500		216,299
Cash dividends (Note 10)		201,503		483,608		214,776		515,464
(Dividends per common stock: (Won)250 (5.0%) and (Won)600 (12.0%) in 2007 and 2006, respectively)
Voluntary reserve		1,630,000		1,340,000		1,737,369		1,428,267

		2,034,623		2,026,540		2,168,645		2,160,030

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEARS	(Won)	1,079	(Won)	3,757	US$	1,150	US$	4,004

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Korean won	Common stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,710,854	(Won)	3,891,963	(Won)	9,717,364
Net income		—		—		—		—		2,029,319		2,029,319
Dividend		—		—		—		—		(322,405)		(322,405)
Valuation using the equity method on subsidiaries		—		—		—		510,125		(1,331)		508,794

December 31, 2006	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	2,220,979	(Won)	5,597,546	(Won)	11,933,072

January 1, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	2,220,979	(Won)	5,597,546	(Won)	11,933,072
Net income		—		—		—		—		2,031,195		2,031,195
Dividend		—		—		—		—		(483,608)		(483,608)
Valuation using the equity method on subsidiaries		—		—		—		(329,332)		750		(328,582)

December 31, 2007	(Won)	4,030,077	(Won)	84,488	(Won)	(18)	(Won)	1,891,647	(Won)	7,145,883	(Won)	13,152,077

Translation into U.S. dollars (Note 2)	Common stock		Capital surplus		Capital adjustment		Accumulated other comprehensive income		Retained earnings		Total
	(In thousands)
January 1, 2006	US$	4,295,542	US$	90,053	US$	(19)	US$	1,823,549	US$	4,148,330	US$	10,357,455
Net income		—		—		—		—		2,162,992		2,162,992
Dividend		—		—		—		—		(343,642)		(343,642)
Valuation using the equity method on subsidiaries		—		—		—		543,727		(1,419)		542,308

December 31, 2006	US$	4,295,542	US$	90,053	US$	(19)	US$	2,367,276	US$	5,966,261	US$	12,719,113

January 1, 2007	US$	4,295,542	US$	90,053	US$	(19)	US$	2,367,276	US$	5,966,261	US$	12,719,113
Net income		—		—		—		—		2,164,991		2,164,991
Dividend		—		—		—		—		(515,464)		(515,464)
Valuation using the equity method on subsidiaries		—		—		—		(351,025)		800		(350,225)

December 31, 2007	US$	4,295,542	US$	90,053	US$	(19)	US$	2,016,251	US$	7,616,588	US$	14,018,415

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	2,031,195	(Won)	2,029,319	US$	2,164,991	US$	2,162,992

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss on valuation using the equity method of accounting		9,157		139		9,760		148
Interest expense (amortization of discounts on debentures)		1,331		1,388		1,418		1,480
Provision for severance benefits		892		880		951		938
Depreciation		301		237		321		253
Amortization		12		21		14		22
Stock-based compensation		—		188		—		200
Gain on valuation using the equity method of accounting		(2,156,884)		(2,016,366)		(2,298,960)		(2,149,186)
Reversal of allowance for doubtful accounts		(250)		(300)		(266)		(320)
Gain on disposal of fixed assets		—		(19)		—		(20)
Other non-operating revenue		(4,073)		(135,913)		(4,341)		(144,865)

		(2,149,514)		(2,149,745)		(2,291,103)		(2,291,350)

Changes in operating assets and liabilities:
Decrease in other receivables		2,307		—		2,458		—
Decrease in accrued income		77		481		82		513
Decrease (increase) in prepaid expenses		19		(4)		20		(4)
Increase (decrease) in prepaid income tax		(572)		1,246		(610)		1,328
Retirement benefits payment		(1,763)		(497)		(1,879)		(530)
Decrease (increase) in employee retirement insurance deposit		2,002		(214)		2,134		(228)
Increase in post-retirement pension plan asset		(1,090)		—		(1,162)		—
Decrease in other payables		(220)		(133)		(234)		(142)
Decrease in accrued expenses		(185)		(2,498)		(197)		(2,663)
Increase (decrease) in withholdings		115		(270)		122		(288)
Dividends on investment securities accounted for the equity method		533,358		767,091		568,491		817,620

		534,048		765,202		569,225		815,606

Net cash provided by operating activities		415,729		644,776		443,113		687,248

(Continued)

WOORI FINANCE HOLDINGS CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Korean won				Translation into U.S. dollars (Note 2)
	2007		2006		2007		2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposition of investment securities accounted for using the equity method of accounting	(Won)	—	(Won)	54,000	US$	—	US$	57,557
Collection of loans		50,000		60,000		53,294		63,952
Disposition of fixed assets		—		20		—		21
Refund of guarantee deposits		—		25		—		27
Acquisition of investment securities accounted for using the equity method of accounting		(271,149)		—		(289,010)		—
Acquisition of fixed assets		(109)		(748)		(116)		(797)
Acquisition of intangible assets		(2)		(16)		(2)		(17)
Increase in guarantee deposits		(35,840)		—		(38,201)		—

Net cash provided by (used in) investing activities		(257,100)		113,281		(274,035)		120,743

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debentures in local currency		767,757		—		818,330		—
Repayment of debentures in local currency		(500,000)		(450,000)		(532,935)		(479,642)
Payment of dividends		(483,608)		(322,405)		(515,464)		(343,642)

Net cash used in financing activities		(215,851)		(772,405)		(230,069)		(823,284)

NET DECREASE IN CASH AND BANK DEPOSITS		(57,222)		(14,348)		(60,991)		(15,293)
CASH AND BANK DEPOSITS, BEGINNING OF THE YEAR		89,724		104,072		95,634		110,927

CASH AND BANK DEPOSITS, END OF THE YEAR	(Won)	32,502	(Won)	89,724	US$	34,643	US$	95,634

See accompanying notes to non-consolidated financial statements.

WOORI FINANCE HOLDINGS CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	GENERAL

(1)	Woori Finance Holdings Co., Ltd.

Woori Finance Holdings Co., Ltd. (the “Company”) was incorporated on March 27, 2001, to engage in the business of managing the following five financial institutions, Woori Bank (formerly Hanvit Bank), Kyongnam Bank, Kwangju Bank, Woori Credit Card Co., Ltd. (formerly Peace Bank of Korea and merged into Woori Bank on March 31, 2004) and Woori Investment Bank (merged into Woori Bank on July 31, 2003), whose shares were contributed to the Company by the Korea Deposit Insurance Corporation (the “KDIC”) in accordance with the provisions of the Financial Holding Company Act. As a result of its functional restructuring, the Company owns 10 subsidiaries and 23 2nd-tier subsidiaries as of December 31, 2007.

Upon incorporation, the Company’s stock amounted to (Won)3,637,293 million, consisting of 727,458,609 common shares ((Won)5,000 per share) issued and outstanding. As a result of several capital increases, exercise of warrants and conversion rights since incorporation, as of December 31, 2007, the Company’s stock amounted to (Won)4,030,077 million, consisting of 806,015,340 common shares issued and outstanding of which the KDIC owns 588,158,609 shares (72.97%).

On June 24, 2002, the Company listed its common shares on the Korea Exchange. On September 29, 2003, the Company was registered with the Securities and Exchange Commission in the United States of America and listed its American Depositary Shares on the New York Stock Exchange.

(2)	The structure of the Company and its significant subsidiaries as of December 31, 2007 and 2006 is as follows:

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori Finance Holdings Co., Ltd.	Woori Bank	635,956,580	100.0	635,956,580	100.0	Dec. 31
”	Kyongnam Bank	51,800,000	99.9	51,800,000	99.9	Dec. 31
”	Kwangju Bank	44,080,000	99.9	44,080,000	99.9	Dec. 31
”	Woori Finance Information System Co., Ltd.	900,000	100.0	900,000	100.0	Dec. 31
”	Woori F&I Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Third Asset Securitization Specialty Co., Ltd.	2,000	100.0	2,000	100.0	Dec. 31
”	Woori Investment Securities Co., Ltd.	46,324,981	35.0	46,324,981	35.0	Dec. 31
”	Woori Credit Suisse Asset Management Co., Ltd.	4,663,400	70.0	4,663,400	70.0	Dec. 31
”	Woori Private Equity Co., Ltd.	2,000,000	100.0	2,000,000	100.0	Dec. 31
”	Woori Financial Co., Ltd. (*1)	8,499,955	50.1	—	—	Dec. 31
Woori Bank	Woori Credit Information Co., Ltd.	1,008,000	100.0	1,008,000	100.0	Dec. 31(*7)
”	Woori America Bank	10,500,000	100.0	10,500,000	100.0	Dec. 31(*7)
”	PT. Bank Woori Indonesia	1,618	95.2	1,618	95.2	Dec. 31(*7)
”	Korea BTL Infrastructure Fund	24,233,666	100.0	7,937,899	100.0	Dec. 31
”	Woori Global Market Asia Limited	39,000,000	100.0	39,000,000	100.0	Dec. 31(*7)
”	Woori Bank (China) Limited (*2)	—	100.0	—	—	Dec. 31(*7)
”	ZAO Woori Bank (*2)	19,999,999	100.0	—	—	Dec. 31(*7)

		2007		2006
Parent companies	Subsidiaries	Number of shares owned	Percentage of owner- ship (%)	Number of shares owned	Percentage of owner- ship (%)	Financial statements as of
Woori F&I Co., Ltd.	Woori SB Asset Management Co., Ltd.	408,000	51.0	408,000	51.0	Dec. 31
”	Woori F&I Fifth Asset Securitization Specialty (*3)	182,500	100.0	—	—	Dec. 31
”	Woori F&I Sixth Asset Securitization Specialty (*3)	98,780	100.0	—	—	Dec. 31
”	Woori F&I Seventh Asset Securitization Specialty (*3)	105,300	100.0	—	—	Dec. 31
Woori Investment Securities Co., Ltd.	Woori Futures Co., Ltd.	5,000,000	100.0	5,000,000	100.0	Dec. 31
”	Woori Investment Securities Int’l Ltd.	5,788,000	100.0	5,788,000	100.0	Dec. 31(*7)
”	Woori Investment Securities (H.K.) Ltd.	22,500,000	100.0	22,500,000	100.0	Dec. 31(*7)
”	Woori Investment Securities America, Inc.	300	100.0	300	100.0	Dec. 31(*7)
”	LG Investments Holding B.V. (Amsterdam) GG	1,642,398,242	100.0	1,642,398,242	100.0	Dec. 31(*7)
”	High Technology Venture Investment	208,000	42.9	208,000	42.9	Dec. 31(*7)
”	Global Technology Investment	592,000	50.0	592,000	50.0	Dec. 31(*7)
”	MARS First Private Equity Fund	13,500,000	52.9	9,000,000	52.9	Dec. 31(*7)
”	MARS Second Private Equity Fund (*4)	2,418	8.9	—	—	Dec. 31
”	Connacht Capital Market Investment (*5)	15,000,000	100.0	—	—	Dec. 31(*7)
”	Woori Investment Asia Pte. Ltd. (*6)	50,000,000	100.0	—	—	Dec. 31(*7)
Woori, Kyongnam & Kwangju Bank, Woori Investment Securities, Woori F&I & Woori PE	Woori Private Equity Fund	128,296	61.0	1,613	60.6	Dec. 31

(*1)	On September 14, 2007, the Company acquired 8,499,955 shares (50.1%) of Hanmi Capital Co., Ltd. (“Hanmi Capital”) at (Won)271,149 million. On October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial Co., Ltd. (“Woori Financial”)
(*2)	On October 26 and November 22, 2007, Woori Bank established Woori Bank (China) Limited and ZAO Woori Bank, respectively.
(*3)	Woori F&I acquired 100% ownership interests of Woori F&I Fifth Asset Securitization Specialty on May 23, 2007 and Woori F&I Sixth Asset Securitization Specialty and Woori F&I Seventh Asset Securitization Specialty on December 12, 2007.
(*4)	On March 20 and April 26, 2007, Woori Investment Securities acquired 129 and 2,289 shares of MARS Second Private Fund. Woori Investment Securities has a power in operating policy decision and participate on the board of directors as a general partner.
(*5)	The liquidation plan on Connacht Capital Market Investment was cancelled in 2007.
(*6)	On August 31, 2007, Woori Investment Securities acquired 100% ownership interest of Woori Investment Asia Pte. Ltd. (“Woori Investment Asia”) in Singapore.
(*7)	The financial statements as of December 31, 2007 are not audited.

(3)	General information pertaining to the Company’s subsidiaries as of December 31, 2007 is set forth below:

a.	Woori Bank

Woori Bank was established in 1899 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law, merchant bank services under the Merchant Bank Act and foreign exchange business with approval from the Bank of Korea (the “BOK”) and the Ministry of Finance and Economy (the “MOFE”). In connection with the infusion of public funds, Woori Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. Its common stock amounted to (Won)3,179,783 million consisting of 635,956,580 common shares issued and outstanding as of December 31, 2007. Woori Bank is wholly owned by the Company. The head office of Woori Bank is located in Seoul, Korea. Woori Bank has 869 branches and offices in Korea, and 14 branches and offices overseas.

b.	Kyongnam Bank

Kyongnam Bank was incorporated on April 18, 1970 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kyongnam Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2007, Kyongnam Bank’s common stock amounted to (Won)259,000 million consisting of 51,800,043 shares of common stock issued and outstanding of which the Company owns 99.99% ownership. The head office of Kyongnam Bank is located in Masan, Korea. Kyongnam Bank has 147 branches and offices in Korea.

c.	Kwangju Bank

Kwangju Bank was established on October 7, 1968 and has been engaged in the commercial banking business under the Korean Banking Law, trust business under the Trust Business Law and foreign exchange business with approval from the BOK and the MOFE. In connection with the infusion of public funds, Kwangju Bank and the KDIC have entered into an Agreement on the Implementation of the Business Plan. As of December 31, 2007, its common stock amounted to (Won)220,403 million consisting of 44,080,517 common shares issued and outstanding of which the Company owns 99.99% ownership. Kwangju Bank’s head office is located in Kwangju, Korea. Kwangju Bank has 128 domestic branches and offices in Korea.

d.	Woori Finance Information System Co., Ltd.

Woori Finance Information System Co., Ltd. (“WFIS”) was established on April 17, 1989 and has been engaged in the business of installing computerized financial systems. On September 29, 2001, the Company purchased all of the common stock of WFIS from Woori Bank in accordance with the group’s functional restructuring, making WFIS a subsidiary of the Company. As of December 31, 2007, its common stock amounted to (Won)4,500 million consisting of 900,000 shares issued and outstanding, all of which are owned by the Company. The office of WFIS is located in Seoul, Korea.

e.	Woori F&I Co., Ltd.

Woori F&I Co., Ltd. (“Woori F&I”) was established on November 16, 2001 and has been engaged in the business of management, operation and disposition of securitization assets. On September 13, 2002, Woori F&I split off the asset management business segment and established Woori SB Asset Management Co., Ltd. (formerly Woori CA Asset Management Co., Ltd., “Woori SB”). As a result, Woori F&I is engaged in the business of acquisition and disposition of securities issued by asset securitization specialty corporations, established based on the Act on Asset-Backed Securitization for the purpose of non-performing assets securitization, and in the business of acquisition and disposition of equity of asset management corporations, which are established for the purpose of non-performing assets management. As of December 31, 2007, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori F&I is located in Seoul, Korea.

f.	Woori Third Asset Securitization Specialty Co., Ltd.

Woori Third Asset Securitization Specialty Co., Ltd. (“Woori 3rd SPC”) was established on March 15, 2002 under the Act on Asset-Backed Securitization of the Republic of Korea as a special purpose company. Woori 3 rd SPC has been engaged in the business of management, operation and disposition of the securitization assets and issuance of asset-backed securities based on the securitization assets acquired from Woori Bank, Kyongnam Bank and Woori Credit Card Co., Ltd. Woori 3rd SPC has entered into a consignment agreement with Woori SB Asset Management Co., Ltd. for asset management. As of December 31, 2007, its common stock amounted to (Won)10 million consisting of 2,000 shares issued and outstanding, all of which are owned by the Company. The office is located in Seoul, Korea.

g.	Woori Investment Securities Co., Ltd.

Woori Investment Securities Co., Led. (formerly “LG securities”, “Woori Investment Securities”), whose shares were listed on the Korea Exchange, was established in 1969 to engage in trading, agency, brokerage and underwriting of securities. Woori Investment Securities became a subsidiary of the Company on December 24, 2004 as the Company acquired 26.92% of voting rights of LG Securities and was able to govern its management. LG Securities merged with Woori Securities on March 31, 2006 and changed its name to Woori Investment Securities. As a result of the merger, 12,397,494 new common shares of Woori Investment Securities were issued by exchanging one common share of Woori Securities with 0.654 common share of Woori Investment Securities and the difference between the sum of its ownership interests in the individual pre-merger subsidiaries’ net assets and its ownership interests in Woori Investment Securities’ net assets amounting to (Won)36.1 billion was recorded in capital adjustment. On January 24, 2006, Woori Investment Securities reduced its treasury stock by extinguishing against retained earnings. As a result, the Company’s ownership interest in Woori Investment Securities increased from 34.4% to 35.0%. As of December 31, 2007, its issued common stock amounted to (Won)687,445 million consisting of 132,513,863 shares and its issued preferred stock amounted to (Won)99,355 million consisting of 18,870,968 shares. The head office of Woori Investment Securities is located in Seoul, Korea. Woori Investment Securities has 123 branches and offices in Korea and one office in overseas.

h.	Woori Credit Suisse Asset Management Co., Ltd.

Woori Credit Suisse Asset Management (formerly “Woori Asset Management”, “Woori CS”) established on March 26, 1988, has been engaged in securities investment trust management, investment advisory and mutual fund management. As the Company acquired 90% ownership interest of LG Investment Trust Management from Woori Investment Securities, it became a subsidiary of the Company on May 6, 2006. On May 31, 2006, LG Investment Trust Management merged with Woori Investment Trust Management and changed its name to Woori Asset Management Co., Ltd. (“Woori Asset Management”). On May 30, 2007, the Company sold 1,998,600 shares (30%) of Woori Asset Management to Credit Suisse and subsequently, Woori Asset Management changed its name to Woori CS. (Won)34,604 million of gain on the disposal of ownership interest in Woori CS was recorded as a capital adjustment. As of December 31, 2007, the number of issued and outstanding common shares and contributed capital of Woori CS are 6,662,000 shares and (Won)33,310 million, respectively, which the Company owns 70% of the common shares. The head office of Woori CS is located in Seoul, Korea.

i.	Woori Private Equity Co., Ltd.

Woori Private Equity Co., Ltd. (“Woori PE”), established on October 24, 2006, has been engaged in direct investment in a private equity fund or investment advisory and management services. As of December 31, 2007, its common stock amounted to (Won)10,000 million consisting of 2,000,000 shares issued and outstanding, all of which are owned by the Company. The office of Woori PE is located in Seoul, Korea.

j.	Woori Financial Co., Ltd.

Woori Financial Co., Ltd. (formely “Hanmi Capital”, “Woori Financial”), established on September 1989, has been engaged in lease, installment and factoring business. On September 14, 2007, the Company acquired 8,499,955 shares of Hanmi Capital at (Won)271,149 million. On October 26, 2007, Hanmi Capital changed its corporate name into Woori Financial Co., Ltd. (“Woori Financial”). As of December 31, 2007, the number of issued and outstanding common shares and contributed capital of Woori Financial are 16,963,128 shares and (Won)84,816 million, respectively, which the Company owns 50.11% of the common shares. The office of Woori Financial is located in Suwon, Korea and Woori Financial has 17 domestic branches in Korea.

(4)	General information pertaining to the Company’s 2nd -tier subsidiaries as of December 31, 2007 is as follows:

a.	Woori Credit Information Co., Ltd.

Woori Credit Information Co., Ltd. (“Woori CI”) was established on March 15, 1991 and has been engaged in the credit investigation business and credit collection business under the Act on Use and Protection of Credit Information of the Republic of Korea. As of December 31, 2007, the common stock of Woori CI amounted to (Won)5,040 million consisting of 1,008,000 shares issued and outstanding, and is wholly owned by Woori Bank. The head office of Woori CI is located in Seoul, Korea. Woori CI has 15 branches and offices in Korea.

b.	Woori America Bank

Woori America Bank (“Woori America”) was established on January 7, 1984 and has been engaged in the banking business in New York, U.S.A. Woori America merged with Panasia Bank N.A. on September 11, 2003. As of December 31, 2007, its common stock amounted to US$60,000 thousand consisting of 10,500,000 shares issued and outstanding, and is wholly owned by Woori Bank.

c.	PT. Bank Woori Indonesia

PT. Bank Woori Indonesia (“Woori Indonesia”) was established on June 18, 1992 and has been engaged in the banking business in Indonesia. As of December 31, 2007, its common stock amounted to IDR 170,000 million consisting of 1,700 shares issued and outstanding of which Woori Bank owns 95.2% ownership.

d.	Korea BTL Infrastructure Fund

Korea BTL Infrastructure Fund (“Korea BTL”) was established on May 19, 2007 in accordance with the Act on Business of Operating Indirect Investment and Assets, and Act on Private Investment in Infrastructure. Korea BTL has been engaged in the business of corporate investments and intends to conduct private investments in infrastructure projects in accordance with the Act on Private Investment in Infrastructure. The asset management company and asset custody company of Korea BTL are Woori CS Asset Management and Hana Bank, respectively, and its general administration management company is Woori Bank. As of December 31, 2007, its common stock, which is wholly owned by Woori Bank, amounted to (Won)121,168 million, consisting of 24,233,666 shares issued and outstanding. The office of Korea BTL is located in Seoul, Korea.

e.	Woori SB Asset Management Co., Ltd.

Woori SB was established on September 14, 2002 as an asset management company for asset securitization specialty companies established based on the Act on Asset-Backed Securitization and has been engaged in the business of management, operation and disposition of securitization assets. On February 23, 2007, Woori F&I Co., Ltd. sold 392,000 shares (49%) of Woori CA Asset Management Co., Ltd. (“Woori CA”) and Woori CA changed its name to Woori SB Asset Management Co., Ltd. As of December 31, 2007, Woori SB’s common stock amounted to (Won)4,000 million consisting of 800,000 shares issued and Woori F&I owns 51% ownership. The office of Woori SB is located in Seoul, Korea.

f.	Woori Private Equity Fund

Woori Private Equity Fund (“Woori PEF”) was established on July 6, 2006, based on the Act on Indirect Investment Asset Management Business and has been engaged in investments by private funding and intends to offer an investment return to investors by enhancing the investees’ value by participation in investees’ management and restructuring. As of December 31, 2007, the common stock of Woori PEF amounted to (Won)210,178 million consisting of 210,178 shares of which the Company’s subsidiaries own 61.0% ownership. The office of Woori PEF is located in Seoul, Korea.

g.	The information of other 2nd - tier subsidiaries as of December 31, 2007 is as follows (Korean won in millions and U.S. dollar, EURO, HKD, CNY and RUB in thousands):

Subsidiaries	Main business	Capital		Number of issued shares	Date of establishment	Location
Woori Global Market Asia Limited	Financial business	HKD	39,000	39,000,000	2007.8.23	Hong Kong, China
Woori Bank (China) Limited	Banking	CNY	2,400,000	—	2007.10.26	Beijing, China
ZAO Woori Bank	Banking	RUB	500,000	20,000,000	2007.11.22	Moscow, Russia
Woori F&I Fifth Asset Securitization Specialty	Asset securitization	(Won)	912	182,500	2007.5.23	Seoul, Korea
Woori F&I Sixth Asset Securitization Specialty	Asset securitization	(Won)	494	98,780	2007.12.12	Seoul, Korea
Woori F&I Seventh Asset Securitization Specialty	Asset securitization	(Won)	527	105,300	2007.12.12	Seoul, Korea
Woori Futures Co., Ltd.	Futures trading	(Won)	25,000	5,000,000	1992.7.10	Seoul, Korea
Woori Investment Securities Int’l Ltd.	Securities	USD	5,788	5,788,000	1991.8.15	London, UK
Woori Investment Securities (H.K.) Ltd.	Securities	USD	22,500	22,500,000	1995.3.6	Hong Kong, China
Woori Investment Securities America Inc.	Securities	USD	3 dollar	300	1992.6.18	New York, USA
LG Investment Holding B.V. (Amsterdam) GG	Securities investments	EURO	16,424	1,642,398,242	1996.10.18	Amsterdam, Holland
High Technology Venture Investment	Securities investments	USD	5	486,000	2000.2.28	Malaysia
Global Technology Investment	Securities investments	USD	12	1,184,000	1999.6.28	Malaysia
MARS First Private Equity Fund	Securities investments	(Won)	25,500	25,500,000	2006.1.26	Seoul, Korea
MARS Second Private Equity Fund	Securities investments	(Won)	272,000	27,200	2007.2.8	Seoul, Korea
Connacht Capital Market Investment	Securities investments	USD	150	15,000,000	1996.5.8	Malaysia
Woori Investment Asia Pte. Ltd.	Investments	USD	50,000	5,000,000	2007.9.20	Singapore

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of readers outside of the Republic of Korea and has been made at the rate of (Won)938.20 to US$ 1.00 at December 31, 2007, the Base Rate announced by Seoul Money Brokerage Service, Ltd. Such translations should not be construed as representations that the Korean Won amounts could be converted into U.S. dollars at that or any other rate.

The accompanying non-consolidated financial statements were approved by the board of directors, of which board meeting was held on March 3, 2008.

The significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized below.

a.	Adoption of new Statements of Korea Accounting Standards (“SKAS”)

Korea Accounting Standards Board (“KASB”) has been issuing new accounting standards that replaces the existing Korea Financial Accounting Standards (“KFAS”) and has issued SKASs No.1 to No.25. The Company had adopted SKASs No.1 to No.20 (except for No.11) before the beginning of the 2007 and has adopted SKASs No.11 ‘Discontinuing operations’ and No.21 ‘Preparation and presentation of financial statements’ to No.25 ‘Consolidated financial statement’ on or after January 1, 2007.

Significant SKASs newly adopted are summarized below.

1)	Change of presentation of financial statements

The Company has prepared the balance sheets, income statements, statements of appropriations of retained earnings (statements of disposition of accumulated deficit), statements of changes in shareholders’ equity, statements of cash flows and notes on a going concern basis in accordance with SKAS No.21 and revised No.101 ‘Financial holding company’. The presentation and classification of items in the financial statements should be retained from one period to the next to improve the comparability of financial statements and the comparative information should be disclosed in respect of the previous period for all amounts reported in the financial statements. Thus, the Company has prepared the statements of changes in shareholders’ equity as a complete set of financial statements and the statements of comprehensive income as a note.

2) Earnings per common share

The Company adopted SKAS No.23 ‘Earnings per Share’ in 2007. The Company has computed basic earnings per common share or basic net income per common share by dividing the profit or loss from continuing operations or net income, respectively, by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company has adjusted profit or loss from continuing operations or net income and the weighted average number of ordinary shares outstanding, for the effects of all dilutive potential ordinary shares.

b.	Investment securities accounted for using the equity method of accounting

If the Company owns 20% or more of voting shares of its investees, either directly or indirectly, the Company is presumed to have significant influence on the investees’ management and accordingly, the investment equity securities in those investees are accounted for using the equity method of accounting. Investment equity securities are initially stated at their acquisition costs including incidental cost incurred in connection with acquisition of the related securities.

The excess of the acquisition cost over the proportionate net asset value on the acquisition date is amortized using the straight-line method over 20 years or less. The excess of the proportionate net asset value over the acquisition cost arising with respect to identifiable non-monetary assets are recognized as income, as economic benefits embodied therein flow to the acquirer (when the assets are amortized or disposed). The amount of the excess of the proportionate net asset value over the acquisition cost in excess of the fair value of non-monetary assets, which is deemed arising from purchasing monetary assets at lower price, is immediately recognized as an extraordinary gain.

The Company’s interest in net assets of investees is added to or deducted from the investment securities. The Company’s interest in net income or net loss of investees is reflected in current operations. Changes in retained earnings of the investees are reflected in the retained earning account and changes in capital surplus or other capital accounts of the investees are reflected in the capital adjustment account of the Company.

c.	Allowance for possible loan losses

The Company provides an allowance for possible loan losses based on management analysis of the borrowers’ capacity to repay and prior bad debt experience. The allowance for possible loan losses is presented as a deduction from loans.

d.	Fixed assets and depreciation

Fixed assets are recorded at acquisition cost and expenditures that increase future economic benefits beyond its most recently assessed standard of performance are capitalized as additions to fixed assets.

Depreciation is computed using the straight-line method for leasehold improvements and the declining balance method for all other assets based on the estimated useful lives of the assets. The estimated useful life is 5 years for fixed assets.

e.	Intangible assets

Intangible assets are recorded at acquisition cost. Intangible assets are amortized using the straight-line method over the estimated useful life of 5 years.

f.	Amortization of discount on debentures

Discounts on debentures issued are presented as deductions from the debentures. Discounts are accreted over the period from issuance to maturity using the effective interest rate method. Accretion of discounts is recognized as interest expense on the debentures.

g.	Accrued severance benefits

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance benefit payments at termination. Before the beginning of 2007, deposits for severance benefits, which would be directly paid to employees, were recorded as deductions from accrued severance benefits. Beginning 2007, deposits for severance benefits have been transferred to defined benefit post-retirement pension plan assets which are presented as deductions from accrued severance benefits (Note 8).

h.	Stock-based compensation

The Company had valued stock options at fair value in accordance with Interpretation on KFAS 39-35. The stock-based compensation had been charged to general and administration expense in the statement of income and credited to capital adjustments over the contract term of the services provided. However, in 2006, the Company decided that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. Therefore, the Company reclassified the compensation cost from equity to liabilities and recognized the incremental cost between the award value at the date the resolution was made and the fair value at the date it was granted. The Company recorded stock based compensation cost subject to exercise as liabilities as of December 31, 2007.

i.	Income tax expense and deferred tax asset (liability)

Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets or liabilities. In addition, current tax and deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity in the same or different period.

3.	INVESTMENT SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

(1)	Changes in investment securities accounted for using the equity method of accounting for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan.1, 2007		Gain (loss) on valuation using the equity method		Capital adjust- ments		Retained earnings		Other increase (decrease)		Dec.31, 2007
Woori Bank	(Won)	11,297,882	(Won)	1,727,999	(Won)	(318,152)	(Won)	753	(Won)	(421,819)	(Won)	12,286,663
Kyongnam Bank		794,984		161,933		(2,384)		(2)		(30,976)		923,555
Kwangju Bank		630,995		115,542		(2,653)		—		(17,628)		726,256
WFIS		11,245		937		—		—		(2,102)		10,080
Woori F&I		124,874		40,001		(6,367)		—		(13,762)		144,746
Woori 3rd SPC		24,317		(140)		(22,430)		—		138		1,885
Woori Investment Securities		649,355		97,977		23,395		—		(34,744)		735,983
Woori CS		47,655		10,639		(5)		—		(8,394)		49,895
Woori PE		10,106		1,856		(12)		(1)		—		11,949
Woori Financial		—		(9,017)		(724)		—		271,149		261,408

	(Won)	13,591,413	(Won)	2,147,727	(Won)	(329,332)	(Won)	750	(Won)	(258,138)	(Won)	15,152,420

<2006>	Jan.1, 2006		Gain (loss) on valuation using the equity method		Capital adjust- ments		Retained earnings		Other decrease		Dec.31, 2006
Woori Bank	(Won)	9,695,213	(Won)	1,648,837	(Won)	422,298	(Won)	(1,331)	(Won)	(467,135)	(Won)	11,297,882
Kyongnam Bank		694,275		155,002		(22,759)		—		(31,534)		794,984
Kwangju Bank		561,330		100,656		24,640		—		(55,631)		630,995
WFIS		11,903		3,842		—		—		(4,500)		11,245
Woori F&I		114,017		28,474		11,884		—		(29,501)		124,874
Woori 3rd SPC		—		(139)		24,564		—		(108)		24,317
Woori Investment Securities		604,543		68,233		14,127		—		(37,548)		649,355
Woori CS		60,600		11,013		768		—		(24,726)		47,655
Woori PE		9,797		309		—		—		—		10,106

	(Won)	11,751,678	(Won)	2,016,227	(Won)	475,522	(Won)	(1,331)	(Won)	(650,683)	(Won)	13,591,413

(2)	The details of other increase or decrease for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Acquisition (Disposal)		Dividends		Others		Total
Woori Bank	(Won)	—	(Won)	(424,819)	(Won)	3,000	(Won)	(421,819)
Kyongnam Bank		—		(30,976)		—		(30,976)
Kwangju Bank		—		(18,029)		401		(17,628)
WFIS		—		(2,250)		148		(2,102)
Woori F&I		—		(14,146)		384		(13,762)
Woori 3rd SPC		—		—		138		138
Woori Investment Securities		—		(34,744)		—		(34,744)
Woori CS		—		(8,394)		—		(8,394)
Woori Financial		271,149		—		—		271,149

	(Won)	271,149	(Won)	(533,358)	(Won)	4,071	(Won)	(258,138)

<2006>	Other non- operating revenue		Acquisition (Disposal)		Dividends		Total
Woori Bank	(Won)	125,576	(Won)	—	(Won)	(592,711)	(Won)	(467,135)
Kyongnam Bank		34,770		—		(66,304)		(31,534)
Kwangju Bank		(14,681)		—		(40,950)		(55,631)
WFIS		—		—		(4,500)		(4,500)
Woori F&I		—		—		(29,501)		(29,501)
Woori 3rd SPC		—		—		(108)		(108)
Woori Investment Securities		(9,753)		—		(27,795)		(37,548)
Woori CS		—		(19,396)		(5,330)		(24,726)

	(Won)	135,912	(Won)	(19,396)	(Won)	(767,199)	(Won)	(650,683)

(3)	The details of changes in the difference between the acquisition cost and the proportionate net asset value on the acquisition date for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Woori F&I	(Won)	70	(Won)	—	(Won)	4	(Won)	66
Woori Investment Securities		(2,494)		—		(139)		(2,355)
Woori Financial		—		192,152		9,608		182,544

	(Won)	(2,424)	(Won)	192,152	(Won)	9,473	(Won)	180,255

	Jan. 1, 2006		Amortization		Dec. 31, 2006
Woori F&I	(Won)	74	(Won)	4	(Won)	70
Woori Investment Securities		(2,735)		(241)		(2,494)

	(Won)	(2,661)	(Won)	(237)	(Won)	(2,424)

(4)	The details of unrealized gain (loss) from transactions among subsidiaries for the year ended December 31, 2007 are as follows (Korean won in millions):

	Jan. 1, 2007		Realized		Incurred		Dec. 31, 2007
Woori Bank	(Won)	588	(Won)	(9,370)	(Won)	(3,567)	(Won)	(12,349)
Kyongnam Bank		5		(5)		102		102
Kwangju Bank		3,688		6,466		152		10,306
WFIS		1,726		675		—		2,401
Woori F&I		(384)		(250)		—		(634)
Woori 3rd SPC		(139)		—		—		(139)
Woori Investment Securities		—		15		(144)		(129)

	(Won)	5,484	(Won)	(2,469)	(Won)	(3,457)	(Won)	(442)

(5)	The market value of Woori Investment Securities and Woori Financial are (Won)1,220,663 million ((Won)26,350 per share) and (Won)129,624 million ((Won)15,250 per share), respectively, as of December 31, 2007.

4.	LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

(1)	Loans as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	Issuance date	Maturity date	Annual interest rate (%)	2007		2006
Woori F&I (*1)	Mar. 25, 2003	Mar. 25, 2007	7.3	(Won)	—	(Won)	27,000
”	Jul. 7, 2003	Jul. 7, 2007	7.3		—		23,000

					—		50,000
Allowance for possible loan losses					—		(250)

				(Won)	—	(Won)	49,750

(*1)	Loans granted to finance the acquisitions of the securitization debentures and the investment equity securities related to the joint venture special entities of Woori F&I.

5.	FIXED ASSETS AND INTANGIBLE ASSETS

(1)	Changes in fixed assets for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Disposition		Depreciation		Dec. 31, 2007
Furniture and equipment	(Won)	596	(Won)	39	(Won)	—	(Won)	282	(Won)	353
Leasehold improvements		34		43		—		19		58
Others		—		27		—		—		27

	(Won)	630	(Won)	109	(Won)	—	(Won)	301	(Won)	438

	Jan. 1, 2006		Acquisition		Disposition		Depreciation		Dec. 31, 2006
Furniture and equipment	(Won)	74	(Won)	732	(Won)	—	(Won)	210	(Won)	596
Leasehold improvements		45		16		—		27		34

	(Won)	119	(Won)	748	(Won)	—	(Won)	237	(Won)	630

(2)	Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	Jan. 1, 2007		Acquisition		Amortization		Dec. 31, 2007
Software	(Won)	3	(Won)	—	(Won)	1	(Won)	2
Industrial property rights		27		2		11		18

	(Won)	30	(Won)	2	(Won)	12	(Won)	20

	Jan. 1, 2006		Acquisition		Amortization		Dec. 31, 2006
Software	(Won)	7	(Won)	—	(Won)	4	(Won)	3
Industrial property rights		28		16		17		27

	(Won)	35	(Won)	16	(Won)	21	(Won)	30

As of December 31, 2007 and 2006, accumulated amortization of software amount to (Won)32 million and (Won)31 million, respectively, and accumulated amortization of industrial property rights amount to (Won)68 million and (Won)57 million, respectively.

6.	OTHER ASSETS

Other assets as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Guarantee deposits (Note 17)	(Won)	40,019	(Won)	4,178
Other receivables (Notes 11 and 17)		969		3,276
Dividend receivables		53,869		53,869
Accrued income (Note 17)		372		448
Prepaid expenses		184		203
Income tax refund receivables		572		—
Intangible assets (Note 5)		20		30

	(Won)	96,005	(Won)	62,004

7.	DEBENTURES

Debentures in local currency as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	Issuance date	Annual interest rate (%)	Maturity	2007		2006

The 8th bonds	Dec. 26, 2002	6.05	Dec. 26, 2007	(Won)	—	(Won)	200,000
The 10th bonds	Dec. 16, 2003	5.92	Dec. 16, 2008		300,000		300,000
The 11th bonds	Jun. 18, 2004	5.05	Jun. 18, 2009		370,000		370,000
The 12th bonds	Jul. 26, 2004	4.84	Jul. 26, 2009		230,000		230,000
The 14th bonds	Nov. 23, 2004	3.49	Nov. 23, 2007		—		300,000
The 15th bonds	Jun. 21, 2005	4.31	Jun. 21, 2010		250,000		250,000
The 16th bonds	Sep. 28, 2005	5.10	Sep. 28, 2008		200,000		200,000
The 18-1st bonds	Aug. 30, 2007	5.71	Aug. 30, 2010		250,000		—
The 18-2nd bonds	Aug. 30, 2007	5.79	Aug. 30, 2012		250,000		—
The 19-1st bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		130,000		—
The 19-2nd bonds	Dec. 6, 2007	6.63	Dec. 6, 2010		140,000		—

					2,120,000		1,850,000
Less: discounts					(3,321)		(2,409)

				(Won)	2,116,679	(Won)	1,847,591

(*)	All Debentures above are in terms of bullet repayment.

8.	ACCRUED SEVERANCE BENEFITS

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company. The accrued severance benefits that would be payable assuming all eligible employees and directors were to terminate amounted to (Won)1,492 million and (Won)2,363 million as of December 31, 2007 and 2006, respectively.

The details of changes in the accrued severance benefits for years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
January 1	(Won)	2,363	(Won)	1,980
Provision for severance benefits (Note 14)		892		880
Transfer from subsidiaries		100		—
Retirement indemnities payment		(1,863)		(497)

December 31	(Won)	1,492	(Won)	2,363

As of December 31, 2006, the Company had deposited employee retirement insurance at Woori Bank. The deposits, amounting to (Won)2,002 million were presented as a deduction from accrued severance benefits. Beginning 2007, deposits for severance benefits have been transferred to defined benefit post-retirement pension plan assets which are presented as deductions from accrued severance benefits. As of December 31, 2007, post-retirement pension plan assets consist of cash and time deposits amounting to (Won)110 million and (Won)980 million.

9.	OTHER LIABILITIES

Other liabilities as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Accrued severance benefits (Note 8)	(Won)	1,492	(Won)	2,363
Deposits with employee retirement insurance trust (Notes 8 and 17)		—		(2,002)
Post-retirement pension plan assets (Notes 8 and 17)		(1,090)		—
Other payables (Note 17)		432		651
Accrued expenses (Note 11)		11,497		11,682
Withholdings		278		164

	(Won)	12,609	(Won)	12,858

10.	SHAREHOLDERS’ EQUITY

(1)	The authorized shares and issued shares of common stock as of December 31, 2007 and 2006 are as follows:

	2007		2006
Authorized shares of common stock		2,400,000,000		2,400,000,000
Par value	(Won)	5,000	(Won)	5,000
Issued shares of common stock		806,015,340		806,015,340

(2)	The changes in the capital stock of the Company for the period from its incorporation to December 31, 2007 are as follows (Korean won in millions):

Date	Description	Number of shares issued	Capital stock		Paid-in capital in excess of par value
March 27, 2001	Establishment	727,458,609	(Won)	3,637,293	(Won)	—
June 12, 2002	Issuance of new shares	36,000,000		180,000		58,645
In 2002	Exercise of warrants	4,356,188		21,781		—

2002.12.31		767,814,797		3,839,074		58,645

In 2003	Exercise of warrants	7,690,113		38,451		(574)

2003.12.31		775,504,910		3,877,525		58,071

In 2004	Issuance of new shares	8,571,262		42,856		14,126
	Exercise of convertible bonds	12,379,386		61,897		12,118

2004.12.31		796,455,558		3,982,278		84,315

In 2005	Exercise of convertible bonds	9,559,782		47,799		24,710
	Acquisition of common shares of Woori CS	—		—		(24,537)

2006.12.31		806,015,340	(Won)	4,030,077	(Won)	84,488

2007.12.31		806,015,340	(Won)	4,030,077	(Won)	84,488

(3)	Pursuant to Article 53 of the Financial Holding Company Act, legal reserves are appropriated at no less than one tenth of net income until reaching to an amount equal to the Company’s contributed capital, whenever dividends are declared.

(4)	The Company held 2,560 shares and 2,555 shares of treasury stock as of December 31, 2007 and 2006, respectively.

(5)	The changes in retained earnings from December 31, 2006 to December 31, 2007 are as follows (Korean won in millions):

	2007
Balance - December 31, 2006	(Won)	2,030,297
Appropriations:
Dividend		(483,608)
Legal reserve		(202,932)
Voluntary reserve		(1,340,000)
Increase by using the equity method of accounting		750
Net income for the year ended December 31, 2007		2,031,195

Balance - December 31, 2007	(Won)	2,035,702

(6)	Dividends to net income ratio for the years ended December 31, 2007 and 2006 are as follows:

	2007		2006
The number of issued shares		806,015,340		806,015,340
The number of treasury stocks		2,560		2,555
Shares subject to dividend		806,012,780		806,012,785
Dividend per share	(Won)	250	(Won)	600
Par value	(Won)	5,000	(Won)	5,000
Dividend ratio per share		5.0%		12.0%
Gross dividend	(Won)	201,503 million	(Won)	483,608million
Net income	(Won)	2,031,195 million	(Won)	2,029,319 million
Dividend ratio by net income		9.92%		23.83%

11.	STOCK-BASED COMPENSATION

(1)	On December 4, 2002, the Company granted stock options to 62 directors of the Company and its subsidiaries. In 2006, the exercise price of 60 percent of the total number of stock options granted was determined at (Won)11,921 based on the increase in the Korean banking industry stock index (Type A), and for the remaining 40 percent of the total number of stock options granted, of which the exercise price is (Won)6,800 per share and the number of stock options to be dependent on the Company’s management performance target levels; non-performing loans ratio, capital adequacy ratio and net income to total asset ratio by 15%, 15%, and 10%, respectively (Type B) was finally decided. In addition, the Company made a resolution that the stock-based compensation will be settled by paying cash instead of issuing equity instrument. The number of 9,500 and 468,500 stock options were exercised amounting to (Won)120 million and (Won)4,592 million for the years ended December 31, 2007 and 2006, respectively. In connection with this, the Company revalued stock based compensation and recorded (Won)1,459 million of the stock-based payment as liabilities as of December 31, 2007.

(2)	The summary of stock-based compensation granted as of December 31, 2007 is as follows:

	Type A	Type B
Settlement	Cash settlement	Cash settlement
Exercise price	(Won)11,921	(Won)6,800
Exercisable period	During a three-year period beginning after December 4, 2006
Initial granted number of rights	936,000 shares	624,000 shares
Cancelled number of rights	216,000 shares	204,000 shares
Exercised number of rights	590,000 shares	369,000 shares
Exercisable number of rights	130,000 shares	51,000 shares
Value per right	(Won)6,618	(Won)11,739
Stock-based compensation liabilities	(Won)860 million	(Won)599 million

(3)	Each subsidiary and 2nd-tier subsidiary is responsible for absorbing the respective stock-based compensation for its management. The subsidiaries and 2nd-tier subsidiaries recorded the related cost as other payables amounting to (Won)908 million and the Company recorded the same amount as other receivables.

12.	INCOME TAX EXPENSE

(1)	Differences between income before income tax and taxable income for years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007			2006
Net income before income tax		(Won)	2,031,195		(Won)	2,029,319
Non-temporary differences:
Addition:
Investment securities	750			611,434
Stock Compensation	—			123
Other	670			551

	1,420			612,108

Deduction:
Dividend income	(470,570)			(687,548)
Investment securities	(329,333)			(1,331)
Other non-operating income	—			(135,913)

	(799,903)		(798,483)	(824,792)		(212,684)

Temporary differences:
Addition:
Long-term other receivables	2,368			2,814
Long-term accrued expenses	2,188			2,153
Gain on disposal of investment securities	—			34,604
Other	2,099			1,088

	6,655			40,659

Deduction:
Investment securities	(1,289,858)			(1,872,100)
Long-term accrued expenses	(4,823)			(3,808)
Other	(2,641)			(3,829)

	(1,297,322)		(1,290,667)	(1,879,737)		(1,839,078)

Taxable income before donation adjustment			(57,955)			(22,443)
Excess donation expense			168			119

Taxable loss		(Won)	(57,787)		(Won)	(22,324)

(2)	The changes in cumulative temporary differences and tax loss carry-forwards for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Jan. 1, 2007		Decrease		Increase		Dec. 31, 2007		Deferred tax assets (liabilities)
Investment securities	(Won)	(4,461,245)	(Won)	(542,515)	(Won)	(2,161,706)	(Won)	(6,080,436)	(Won)	(*1)(79,230)
Accrued expenses		2,153		2,153		2,188		2,188		602
Accrued severance benefits		1,418		1,274		826		970		267
Employee retirement deposits		(1,418)		(1,274)		(826)		(970)		(267)
Depreciation		178		174		—		4		1
Accounts receivable		(3,276)		(2,368)		—		(908)		(250)
Long-term accrued expenses		4,129		2,670		—		1,459		401
Capital adjustments due to the equity method of accounting		(2,322,288)		(329,333)		—		(1,992,955)		(*1)(23,902)
Gain on disposal of investments using the equity method		34,604		—		—		34,604		9,516
Accrued income		—		—		(367)		(367)		(101)

	(Won)	(6,745,745)	(Won)	(869,219)	(Won)	(2,159,885)	(Won)	(8,036,411)	(Won)	(92,963)

Tax loss carry-forwards	(Won)	219,103	(Won)	13,899	(Won)	57,787	(Won)	262,991	(Won)	72,323

<2006>	Jan. 1, 2006		Decrease		Increase		Dec. 31, 2006		Deferred tax assets (liabilities)
Investment securities	(Won)	(3,200,579)	(Won)	12,970	(Won)	(1,247,696)	(Won)	(4,461,245)	(Won)	(*1)(63,143)
Accrued expenses		2,770		2,770		2,153		2,153		592
Accrued severance benefits		1,188		353		583		1,418		390
Employee retirement deposits		(1,188)		(353)		(583)		(1,418)		(390)
Depreciation		40		14		152		178		49
Accounts receivable		(6,090)		(2,814)		—		(3,276)		(901)
Dividend receivables		108		108		—		—		—
Long-term accrued expenses		7,937		3,808		—		4,129		1,135
Capital adjustments due to the equity method of accounting		(1,710,854)		768		(610,666)		(2,322,288)		(*1)(41,813)
Gain on disposal of investments using the equity method		—		—		34,604		34,604		9,516

	(Won)	(4,906,668)	(Won)	17,624	(Won)	(1,821,453)	(Won)	(6,745,745)	(Won)	(94,565)

Tax loss carry-forwards	(Won)	222,067	(Won)	25,288	(Won)	22,324	(Won)	219,103	(Won)	60,253

(*1)	Based on the assumption that the temporary differences in securities accounted for using the equity method of accounting would be realized by dividends.

(3)	Remaining tax loss carry-forwards and their expirations are as follows (Korean won in millions):

Year incurred	Amount (*1)		Utilized		Expiration		Remaining		Expiration Date
2001	(Won)	25,288	(Won)	—	(Won)	25,288	(Won)	—	Dec. 31, 2006
2002		13,899		—		13,899		—	Dec. 31, 2007
2003		48,398		—		—		48,398	Dec. 31, 2008
2004		22,414		—		—		22,414	Dec. 31, 2009
2005		112,068		—		—		112,068	Dec. 31, 2010
2006		22,324		—		—		22,324	Dec. 31, 2011
2007		57,787		—		—		57,787	Dec. 31, 2012

	(Won)	302,178	(Won)	—	(Won)	39,187	(Won)	262,991

(*1)	Adjusted based on the reported tax returns

(4)	Unless the Company sells or liquidates subsidiaries or affiliates, no income tax payments are expected under the Korean Corporate Tax Act. As the Company does not expect income tax payments, no deferred tax assets or liabilities are recorded in the financial statements.

13.	STATEMENTS OF CASH FLOWS

The transactions without cash flows for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

Transactions	2007		2006
Increase in capital adjustments due to the equity method of accounting	(Won)	329,332	(Won)	646,038
Decrease in retained earnings due to the equity method of accounting		750		(1,331)
Increase in other receivables and stock-based compensation		—		2,814
Increase in dividend receivables		—		108

14.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended December 31, 2007 and 2006 are summarized as follows (Korean won in millions):

	2007		2006
Salaries, wages and bonuses (Note 22)	(Won)	12,009	(Won)	10,311
Provision for severance benefits (Notes 8 and 22)		892		880
Voluntary retirement benefits		176		—
Fringe benefits (Note 22)		944		789
Rent (Notes 17 and 22)		1,593		2,319
Entertainment		821		618
Depreciation (Notes 5 and 22)		301		237
Amortization (Notes 5 and 22)		12		21
Taxes and dues (Note 22)		75		63
Advertising		322		7,161
Travel		504		273
Telecommunications		157		105
Service fees (Note 17)		2,170		2,239
Suppliers		130		86
Stock compensation (Note 11)		—		188
Others (Note 17)		1,232		1,061

	(Won)	21,338	(Won)	26,351

15.	FINANCIAL INFORMATION OF SUBSIDIARIES

(1)	The condensed balance sheets of subsidiaries as of December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	198,824,667	(Won)	186,514,691	(Won)	12,309,976
Kyongnam Bank		19,338,651		18,415,235		923,416
Kwangju Bank		15,282,784		14,567,236		715,548
WFIS		233,540		226,009		7,531
Woori F&I		276,888		128,913		147,975
Woori 3rd SPC		55,775		53,890		1,885
Woori Investment Securities		15,193,176		12,597,007		2,596,169
Woori CS		82,216		10,938		71,278
Woori PE		13,427		1,478		11,949
Woori Financial		1,154,112		975,479		178,633

	(Won)	250,455,236	(Won)	233,490,876	(Won)	16,964,360

<2006>	Total assets		Total liabilities		Total shareholders’ equity
Woori Bank	(Won)	168,776,675	(Won)	157,475,909	(Won)	11,300,766
Kyongnam Bank		16,653,401		15,858,422		794,979
Kwangju Bank		13,934,491		13,307,184		627,307
WFIS		209,101		199,581		9,520
Woori F&I		224,950		95,914		129,036
Woori 3rd SPC		78,346		53,890		24,456
Woori Investment Securities		12,832,639		10,711,995		2,120,644
Woori CS		72,837		4,758		68,079
Woori PE		10,643		537		10,106

	(Won)	212,793,083	(Won)	197,708,190	(Won)	15,084,893

(2)	The condensed statements of operations of subsidiaries for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

<2007>	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	20,998,904	(Won)	18,617,403	(Won)	2,381,501	(Won)	2,392,501	(Won)	1,777,544
Kyongnam Bank		1,346,742		1,121,091		225,651		221,018		160,974
Kwangju Bank		978,421		828,085		150,336		152,397		112,617
WFIS		271,197		270,343		854		501		261
Woori F&I		56,130		13,283		42,847		56,634		39,918
Woori 3rd SPC		9		150		(141)		(141)		(141)
Woori Investments Securities		3,096,439		2,724,197		372,242		375,722		278,127
Woori CS		49,486		24,610		24,876		21,512		15,198
Woori PE		5,543		3,097		2,446		2,562		1,856
Woori Financial (*1)		154,363		146,703		7,660		6,995		748

	(Won)	26,957,234	(Won)	23,748,962	(Won)	3,208,272	(Won)	3,229,701	(Won)	2,387,102

(*1)	Only includes operational results from acquisition

<2006>	Operating revenue		Operating expenses		Operating income (loss)		Ordinary income (loss)		Net income (loss)
Woori Bank	(Won)	14,453,920	(Won)	12,801,229	(Won)	1,652,691	(Won)	2,158,166	(Won)	1,642,032
Kyongnam Bank		976,078		769,947		206,131		207,036		154,958
Kwangju Bank		770,945		647,851		123,094		123,532		90,118
WFIS		241,788		235,380		6,408		4,205		2,444
Woori F&I		22,792		16,817		5,975		41,152		28,629
Woori 3rd SPC		12		151		(139)		(139)		(139)
Woori Investments Securities		2,838,676		2,570,884		267,792		333,743		235,317
Woori CS		32,913		15,456		17,457		17,544		12,561
Woori PE		2,864		2,402		462		393		309

	(Won)	19,339,988	(Won)	17,060,117	(Won)	2,279,871	(Won)	2,885,632	(Won)	2,166,229

(3)	Significant liabilities and assets of the Company and its subsidiaries as of December 31, 2007 and 2006 are summarized as follows (Korean won in millions):

1)	Significant liabilities

<2007>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	2,116,679	(Won)	2,116,679
Woori Bank		121,416,354		16,293,409		29,488,704		167,198,467
Kyongnam Bank		12,280,334		2,797,405		1,926,074		17,003,813
Kwangju Bank		11,052,862		2,052,920		882,547		13,988,329
WFIS		—		144,000		—		144,000
Woori F&I		—		112,300		—		112,300
Woori Investment Securities		2,474,079		8,952,518		499,317		11,925,914
Woori Financial		—		258,864		589,257		848,121

	(Won)	147,223,629	(Won)	30,611,416	(Won)	35,502,578	(Won)	213,337,623

<2006>	Deposits		Borrowings		Debentures		Total
Woori Finance Holdings	(Won)	—	(Won)	—	(Won)	1,847,591	(Won)	1,847,591
Woori Bank		105,427,860		14,164,008		24,020,776		143,612,644
Kyongnam Bank		11,257,475		2,481,039		1,240,369		14,978,883
Kwangju Bank		10,154,683		2,011,820		676,334		12,842,837
WFIS		—		127,000		—		127,000
Woori F&I		—		83,000		—		83,000
Woori Investment Securities		2,595,342		4,636,101		249,503		7,480,946

	(Won)	129,435,360	(Won)	23,502,968	(Won)	28,034,573	(Won)	180,972,901

2)	Significant assets

<2007>	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	32,502	(Won)	15,154,808	(Won)	—	(Won)	15,187,310
Woori Bank		10,373,317		30,488,584		142,396,411		183,258,312
Kyongnam Bank		1,556,640		3,702,600		12,862,334		18,121,574
Kwangju Bank		1,434,948		3,838,197		9,495,144		14,768,289
WFIS		2,962		49		—		3,011
Woori F&I		9,424		99,475		159,719		268,618
Woori 3rd SPC		340		55,435		—		55,775
Woori Investment Securities		1,631,541		10,504,539		1,996,173		14,132,253
Woori CS		64,525		302		1,039		65,866
Woori PE		5,601		6,155		—		11,756
Woori Financial		66,795		26,279		823,275		916,349

	(Won)	15,178,595	(Won)	63,876,423	(Won)	167,734,095	(Won)	246,789,113

<2006>	Cash and due from banks		Securities		Loans		Total
Woori Finance Holdings	(Won)	89,724	(Won)	13,591,413	(Won)	49,750	(Won)	13,730,887
Woori Bank		6,932,495		30,003,799		119,945,704		156,881,998
Kyongnam Bank		963,726		4,108,174		10,627,585		15,699,485
Kwangju Bank		1,395,627		3,673,564		8,415,073		13,484,264
WFIS		7,904		194		—		8,098
Woori F&I		33,277		98,910		73,939		206,126
Woori 3rd SPC		481		77,865		—		78,346
Woori Investment Securities		1,471,798		8,732,730		1,757,505		11,962,033
Woori CS		46,915		10,592		867		58,374
Woori PE		9,899		—		—		9,899

	(Won)	10,951,846	(Won)	60,297,241	(Won)	140,870,423	(Won)	212,119,510

(4)	Loans subject to allowance for possible loan losses, allowance for possible loan losses and percentage of allowance to loans of each subsidiary as of December 31, 2007 and 2006 are summarized as follows (Korean won in millions):

<2007>	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	144,304,639	(Won)	1,908,228	1.32
Kyongnam Bank		13,015,715		153,381	1.18
Kwangju Bank		9,621,382		126,238	1.31
Woori F&I		160,522		803	0.50
Woori Investment Securities		2,100,980		104,807	4.99
Woori CS		1,044		5	0.48
Woori Financial		832,324		9,049	1.09

	(Won)	170,036,606	(Won)	2,302,511	1.35

<2006>	Loans subject to allowance for possible loan losses		Allowance		Percentage of allowance to loans (%)
Woori Bank	(Won)	121,680,717	(Won)	1,735,013	1.43
Kyongnam Bank		10,754,483		126,898	1.18
Kwangju Bank		8,520,160		105,087	1.23
Woori F&I		74,310		371	0.50
Woori Investment Securities		1,893,043		135,538	7.16
Woori CS		871		4	0.46

	(Won)	142,923,584	(Won)	2,102,911	1.47

16.	CONTRIBUTIONS TO NET INCOME BY SUBSIDIARIES

Contributions to net income of the Company by subsidiaries for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		Ratio (%)	2006		Ratio (%)
Woori Bank	(Won)	1,727,999	80.5	(Won)	1,648,837	81.8
Kyongnam Bank		161,933	7.5		155,002	7.7
Kwangju Bank		115,542	5.4		100,656	5.0
WFIS		937	—		3,842	0.2
Woori F&I		40,001	1.9		28,474	1.4
Woori 3rd SPC		(140)	—		(139)	—
Woori Investment Securities		97,977	4.5		68,233	3.4
Woori CS		10,639	0.5		11,013	0.5
Woori PE		1,856	0.1		309	—
Woori Financial		(9,017)	(0.4)		—	—

Gain on valuation using the equity method of accounting		2,147,727	100.0		2,016,227	100.0
Other income		16,063			151,440
Other expenses		132,595			(138,348)

Net income	(Won)	2,031,195		(Won)	2,029,319

17.	TRANSACTIONS WITH RELATED PARTIES

(1)	Assets and liabilities from transactions with the subsidiaries as of December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
<Assets>
Woori Bank	(Won)	32,502	(Won)	67,394	Cash and bank deposits
		25,994		4,153	Guarantee deposits
		593		2,619	Other receivables
		372		116	Accrued income
		1,090		—	Post-retirement pension plan assets
Principal guaranteed trust accounts of Woori Bank		—		2,002	Deposits with employee retirement trust
Kyongnam Bank		—		11,287	Cash and bank deposits
		—		14	Accrued income
Kwangju Bank		—		11,043	Cash and bank deposits
		—		8	Accrued income
WFIS		63		159	Other receivables
Woori F&I		—		50,000	Loans
		—		310	Accrued income
Woori Credit Information		73		240	Other receivables
Woori SB		179		257	Other receivables

	(Won)	60,866	(Won)	149,602

<Liabilities>
Woori Bank	(Won)	201	(Won)	117	Other payables

(2)	Revenues and expenses from transactions with the subsidiaries for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
<Revenues>
Woori Bank	(Won)	7,884	(Won)	5,256	Interest income on deposits
Kyongnam Bank		1,381		1,365	Interest income on deposits
Kwangju Bank		1,389		1,083	Interest income on deposits
WFIS		—		1,424	Interest income on loans
Woori F&I		799		4,892	Interest income on loans
Principal guaranteed trust accounts of Woori Bank		5		61	Interest income on deposits

	(Won)	11,458	(Won)	14,081

<Expenses>
Woori Bank	(Won)	1,346	(Won)	2,261	Rent
WFIS		1,642		1,728	Service fees
Woori Investment Securities		1,963		—	Other administrative expenses
		14		—

	(Won)	4,965	(Won)	3,801

(3)	The Company compensated registered or non-registered directors, who have the authorities and responsibilities for the plan, management and control of the Company, operation for (Won)3,034 million of salaries and recorded (Won)96 million of provision for severance benefits for the year ended December 31, 2007.

18.	EARNINGS PER COMMON SHARE

(1)	Basic net income per common share for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions, except for earnings per share data):

	2007		2006
Net income on common shares	(Won)	2,031,195	(Won)	2,029,319
Weighted average number of common shares outstanding		806,012,783		806,012,788

Basic net income per common shares	(Won)	2,520	(Won)	2,518

19.	COMPREHENSIVE INCOME STATEMENT

Comprehensive income statements for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Net income	(Won)	2,031,195	(Won)	2,029,319
Valuation using the equity method on subsidiaries		(329,332)		510,126

Comprehensive income	(Won)	1,701,863	(Won)	2,539,445

20.	INSURANCE

As of December 31, 2007, the Company has insurance for liability of reparation of directors with Samsung Fire & Marine Insurance Co., Ltd. and others. The insurance coverage is (Won)50,000 million.

21.	OPERATIONAL RESULTS

Operational results for the three months ended December 31, 2007 and 2006 are as follows (Korean won in millions, except for earning per share data):

	Three months ended Dec. 31, 2007		Three months ended Dec. 31, 2006
	(Unaudited)		(Unaudited)
Operating revenue	(Won)	246,437	(Won)	450,910
Operating expenses		46,879		32,066

Operating income		199,558		418,844

Net income	(Won)	203,582	(Won)	432,163

Basic net income per common share	(Won)	253	(Won)	536

22.	INFORMATION FOR CALCULATING VALUE ADDED

Information for calculating value added for the years ended December 31, 2007 and 2006 are as follows (Korean won in millions):

	2007		2006
Salaries, wages and bonuses	(Won)	12,009	(Won)	10,311
Provision for severance benefits		892		880
Fringe benefits		944		789
Rent		1,593		2,319
Depreciation		301		237
Amortization		12		21
Taxes and dues		75		63

	(Won)	15,826	(Won)	14,620

23.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT IMPROVEMENT PLAN

Since December 30, 2000, the Company’s three subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and the KDIC have entered into agreements for the implementation of management improvement plans for the banks. Under the agreements, the three subsidiaries are obligated to improve financial ratio, such as BIS capital ratio, Return on Assets (ROA), General and administrative ratio, Non-performing loan rate and adjusted operating income (AOI) per person. If the three subsidiaries fail to implement the agreements, the KDIC may command for the three subsidiaries to increase or decrease their capital, pursue mergers, assign contracts such as loans and deposits, or close or sell parts of their business operations.

Since July 2, 2001, the Company and the KDIC have entered into an agreement whereby the Company would integrate the Company’s above subsidiaries, Woori Bank, Kyongnam Bank and Kwangju Bank, and improve the performance of the subsidiaries. The agreement stipulates that the Company should build a governance and management structure plan, implement a short-term business improvement strategy, enhance subsidiaries’ competitiveness, expedite privatization, meet the financial ratio targets, and dispose of business units in case of failure to carry out the agreement.

In order to implement the agreements of above three subsidiaries with the KDIC, on July 2, 2001, the Company and its three subsidiaries entered into agreements for the implementation of the management improvement for the three subsidiaries. Pursuant to the agreements, the three subsidiaries should meet management goals given by the Company, consult with the Company about material business decisions before execution, and prepare and implement a detailed business plan in conformity with the Company’s business strategies. If the three subsidiaries fail to implement the management improvement plan, the Company may order the three subsidiaries to limit sales of the specific financial products, investments in fixed assets, promotion of new business or new equity investment, or to close or merge their branch operations and subsidiaries.

24.	SUBSEQUENT EVENT

On January 30, 2008, the board of directors of the Company approved the scheduled acquisition of 3,060,000 shares (51%) of LIG life Insurance Co., Ltd. at (Won)76,335 million for insurance business.

Internal Accounting Control System Review Report

English Translation of a Report Originally Issued in Korean

To Chief Executive Officer of

Woori Finance Holdings Co., Ltd.:

We have reviewed the management’s report on the operations of the Internal Accounting Control System (“IACS”) of Woori Finance Holdings Co., Ltd. (the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “based on its assessment of the operations of the IACS as of December 31, 2007, the Company’s IACS has been designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS standards established by the Internal Accounting Control System Operations Committee (IACSOC) of the Korea Listed Companies Association.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review includes obtaining an understanding of the Company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Due to inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Company’s IACS as of December 31, 2007, and we did not review management’s assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

March 7, 2008

Notice to Readers

This report is annexed in relation to the audit of the financial statements as of December 31, 2007 and the review of management report on the assessment of the operations of IACS pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: March 31, 2008	By:	/s/ Byung-Ho Park
(Signature)
	Name:	Byung-Ho Park
	Title:	Managing Director